As filed with the Securities and Exchange Commission on March 15, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Cortina Systems, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3674	94-3401917
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1376 Bordeaux Drive

Sunnyvale, California 94089

(408) 481-2300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Amir Nayyerhabibi

President and Chief Executive Officer

Cortina Systems, Inc.

1376 Bordeaux Drive

Sunnyvale, California 94089

(408) 481-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Aaron J. Alter Michael E. Coke Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Judy Hamel Vice President, Legal Affairs Cortina Systems, Inc. 1376 Bordeaux Drive Sunnyvale, California 94089 (408) 481-2300	Thomas J. Ivey Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	$100,000,000	$11,610

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

SUBJECT TO COMPLETION, DATED MARCH 15, 2011

             Shares

Common Stock

This is the initial public offering of common stock by Cortina Systems, Inc. We are offering              shares of common stock. The estimated initial public offering price is between $             and $             per share.

We intend to apply to have our common stock listed on                      under the symbol “    .”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total
Initial public offering price
Underwriting discounts
Proceeds to us (before expenses)

We have granted the underwriters a 30-day option to purchase up to an additional              shares of common stock from us on the same terms and conditions set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2011.

J.P. Morgan	Barclays Capital

Needham & Company, LLC	Oppenheimer & Co.	Piper Jaffray

Roth Capital Partners

Prospectus dated                     , 2011

LINKING PEOPLE GLOBALLY

CORTINA™

DIGITAL HOME
ACCESS
NETWORK INFRASTRUCTURE
BROADBAND COMMUNICATIONS
TRANSPORT
ENTERPRISE
TRANSPORT
METRO
TRANSPORT
CORTINA
CORTINA

Enabling Next-Generation Connectivity and Efficient Bandwidth from the Core Network to the Home Network

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not and the underwriters have not, authorized anyone to provide you with additional or different information. We are not and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2011, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about, and to observe any restrictions as to, this offering and the distribution of this prospectus applicable to that jurisdiction.

In this prospectus, we refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. This information involves risks and uncertainties and is subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus. The reports that we reference include: Gartner, Inc., Forecast: Enterprise Ethernet Switches, Worldwide, 2008-2015, 1Q11 Update, S. Real, March 3, 2011; Gartner, Inc.,

i

Forecast: Semiconductor Consumption by Device, Worldwide, 2006-2014, 4Q10 Update, Nolan Reilly et al, January 7, 2011; Infonetics Research, Optical Network Hardware Quarterly Worldwide and Regional Market Share, Size and Forecasts: 2Q10, August 19, 2010; Infonetics Research, PON Equipment Worldwide and Regional Market Size and Forecast, August 30, 2010; and Infonetics Research, Broadband and CPE and Subscribers: PON, FTTH, Cable, and DSL Quarterly Worldwide and Regional Market Share, Size and Forecasts: 4Q10, March 11, 2011.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Overview

We are a leading provider of high-performance communications semiconductor solutions enabling next generation network connectivity and efficient bandwidth delivery from the core network to the home network. Our broad product portfolio includes carrier-class semiconductor devices for next generation optical transport and passive optical network systems, as well as data center connectivity and digital home solutions. We currently have over 800 customers, including leading global network equipment vendors such as Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, FiberHome Technologies Group, Fujitsu Limited, Juniper Networks, Inc., Nokia Siemens Networks and ZTE Corporation. Our solutions are installed in many leading global service provider networks, including Bharat Sanchar Nigam Ltd., or BSNL, China Mobile Limited, China Telecom Corp. Ltd., China Unicom (HK) Limited, Deutsche Telecom AG, KT Corporation, PCCW Limited, Telecom Italia Group, Telefónica S.A., Telstra Corporation Limited and Vodafone Group plc.

The proliferation of video content, social networking and cloud computing has resulted in explosive growth of fixed and mobile network traffic. This growth in network traffic is creating fundamental business challenges as well as significant revenue opportunities for service providers and network equipment vendors. To capitalize on these opportunities, service providers are upgrading their networks to provide increased bandwidth, guaranteed service delivery, anytime-anywhere accessibility and network security. Network equipment vendors are increasingly utilizing communications semiconductors as the fundamental building blocks of these intelligent next generation networks. According to Gartner, the market for communications application specific integrated circuits and application specific standard products was $41 billion in 2010.

We provide platform solutions, and our broad portfolio of carrier-class semiconductor devices addresses our customers’ key requirements for power, scalability and the flexibility to deliver feature-rich content and services. In addition, for the majority of these solutions, we are currently the sole source for our customers. Our differentiated system-on-a-chip solutions enable seamless deployment and network upgrades and incorporate highly integrated, high-performance analog, digital and mixed-signal semiconductor technologies, proprietary software algorithms, serial connectivity, advanced geometries, multi-protocol support and backward compatibility with existing network infrastructure.

We are a fabless global semiconductor company with 437 employees as of December 31, 2010. In the year ended December 31, 2010, we generated revenue of $141.1 million, net loss of $10.7 million and non-GAAP net income of $10.9 million, which excludes certain non-cash charges as set forth in “—Summary Consolidated Financial Information” below. We have been profitable on a non-GAAP basis for the past seven quarters, while having incurred GAAP net losses during these quarters.

Our Industry

Global fixed and mobile network traffic is growing at an accelerating rate, placing a tremendous strain on communications networks. Consumer demand for continuously available and customizable rich-media services, such as cloud-based services, social networking and popular, or killer, applications has changed the nature of network traffic. In addition, the delivery model of services to end users is changing with the proliferation of connected mobile devices such as smartphones, tablets, notebooks and e-readers and the widespread availability of wireless broadband. To meet the increase in bandwidth requirements and support expanded demand for service offerings, service providers are investing significant amounts of capital and building next generation networks that have greater capacity and reach, and are more intelligent and robust. Communications semiconductors have emerged as key enablers of next-generation communications networks across the following market segments.

Transport.    Accelerating growth in network traffic is straining core and metro networks, driving demand for next generation, flexible and cost-effective solutions. Service providers are accelerating deployments of next generation networks capable of transmission at 40 Gbps, or 40G, as well as trial deployments of networks capable of transmission at 100 Gbps, or 100G. New generations of carrier-class communications semiconductor devices are the key enablers of faster speeds, longer reach and more reliable networks.

Access.    Service providers are required to invest significant amounts of capital to expand capacity in access networks to support the delivery of quad-play services, or services that combine voice, video, data and wireless. Access networks are transitioning to optical fiber as copper lines, primarily used in legacy networks, have reached their bandwidth limitations. Optical fiber, and the communications semiconductor devices that enable bandwidth delivery over optical fiber, have emerged as the key components of high capacity next generation access networks.

Data Center Connectivity.    Ubiquitous broadband, the emergence of hosted solutions and an increasingly mobile workforce are driving widespread adoption of cloud computing technology by enterprises. This adoption, coupled with ongoing data center consolidation and an increasing focus on managing operating costs, has resulted in the rapid expansion of large-scale, virtualized data center deployments. Next generation data centers require cost-effective, carrier-class semiconductor technology that provides flexibility, high density, performance, resiliency and reliability.

Digital Home.    Quad-play services are transforming home offices into functional work environments and living rooms into sophisticated entertainment centers where families gather to enjoy feature-rich content. The control and delivery of bandwidth and content in the home is migrating from one-way set-top boxes and first generation digital home gateways, to home servers and routing engines that enable user programmability, robust connectivity and quality of service.

Our Solutions

Our global expertise in developing carrier-class, end-to-end platform solutions for the communications network from the core network to the home network uniquely positions us to address the complex challenges and requirements of service providers and network equipment vendors. Our solutions combine leading edge geometries with our proprietary hardware, software algorithms and architectures to enable the delivery of cost-efficient bandwidth without compromising the quality of service. We have developed our solutions to run on multiple commonly used communications protocols. Our products’ ease of integration and our broad footprint throughout the network enable us to provide end-to-end solutions for both existing and greenfield networks, allowing us to deliver the following key benefits to our customers:

Solving Our Customers’ Most Significant Challenges — Performance, Power and Scalability. Our VLSI, or very large scale integration, technology employs some of the world’s fastest analog interconnect technologies integrated with very large digital processing systems-on-a-chip to create a robust architecture for our customers. This innovative technology has been designed to minimize power consumption and increase the speed of serial connectivity between network equipment and network components. We have incorporated signal processing and innovative design methodologies as well as creative packaging and noise reduction techniques to overcome some of the most difficult problems facing our customers, including power and total cost of ownership requirements.

We have developed large-scale semiconductor devices that enable new network devices to interoperate seamlessly with devices already installed in the network. Our solutions provide support for multiple protocols and enable high speeds while preserving quality of service and the integrity of the network.

Enabling Feature-Rich Service Delivery Platforms.    Our solutions enable service providers to migrate to new multi-directional service platforms which allow them to measure bandwidth delivery, provide security across the network and remotely manage and monitor services. This enables service providers to seamlessly tailor interactive content for each individual end user and deliver high levels of bandwidth-on-demand.

Our ability to meet stringent power requirements enables the scalability of network capacity and the proliferation of new service delivery models. We provide significant value for service providers, enterprises and network equipment vendors across the following network segments:

Transport.    Our solutions enable network equipment vendors to use denser and lower cost optical systems throughout the core network and the metro network, allowing them to deliver greater and more efficient bandwidth to end users. Additionally, our proprietary forward error correction technology incorporates a unique algorithm that extends the reach of our solution, is backward compatible and has the highest speed transport capabilities.

Access.    We leverage our expertise and technology in building large scale transport networks across multiple regions to provide low power and cost-effective access solutions. Our protocol-agnostic solutions address our customers’ requirements for interoperability, one of the key challenges associated with building access networks. This allows us to provide service providers with cost-effective, high bandwidth solutions.

Data Center Connectivity.    We provide low power, low latency 10G optical devices solving data center connectivity and power challenges. Our extensive engineering expertise enables us to incorporate the signal processing characteristics of digital technologies into analog architectures, facilitating lower power and more cost efficient means of transmission within the enterprise data center.

Digital Home.    We are developing technologies that enable the convergence of multiple disparate applications for use in the home, including broadband router and gateway functions, content sharing and streaming, network storage, backup and encryption. We believe our next generation of multi-core processors, when integrated with sophisticated networking engines that have been traditionally used in large scale enterprise and core routers, will enable new ways of managing data communication in the home.

Our Key Competitive Strengths

Global Tier 1 Customer Base.    We currently have over 800 customers, including leading global network equipment vendors such as Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, FiberHome Technologies Group, Fujitsu Limited, Juniper Networks, Inc., Nokia Siemens Networks and ZTE Corporation, and our solutions are installed in many leading global service provider networks, including Bharat Sanchar Nigam Ltd., or BSNL, China Mobile Limited, China Telecom Corp. Ltd., China Unicom (HK) Limited, Deutsche Telecom AG, KT Corporation, PCCW Limited, Telecom Italia Group, Telefónica S.A., Telstra Corporation Limited and Vodafone Group plc.

Leading Provider of Platform Solutions From the Core Network to the Home Network.    Our extensive knowledge and experience across communications networking segments enables us to identify bottlenecks and design solutions to address them, differentiating us from our competitors focused on point solutions for specific applications.

Incumbency Creates Barriers to Entry.    Our platform solutions are essential elements of our customers’ complex communications networking systems, making our customers more likely to continue to sole source from us and reluctant to switch suppliers during the life of a system. Additionally, our pipeline of design wins with our Tier 1 customer base creates multiple points of contact and familiarity with the market needs of our customers, making it difficult for competitors to displace us.

Extensive Technology Leadership.    We have been able to bring together our knowledge of building large scale networks with our expertise in processing large scale data to create multiple platforms for our customers that are robust, upgradable and that enable seamless migration and interoperability among multiple vendors.

Proven Track Record of Acquiring and Integrating Businesses.    Our proven ability to find and integrate innovative founding teams and complementary technologies as well as our ability to realize value from under-appreciated assets has created another growth dimension and helped further our research and development efforts.

Strong Management Team with Proven Ability to Execute.    Our executive team has an average of over 25 years of experience in the technology industry and has significant experience and domain knowledge in networking, signal processing, processor development and large-scale computer and network systems.

Our Strategy

Our objective is to be the leading global communications semiconductor provider from the core network to the home network. Key elements of our strategy include:

•	Leveraging our carrier-class platform and current installed base to drive growth;

•	Extending our leadership position in existing and new markets;

•	Extending our technology leadership through continuous innovation;

•	Utilizing our global footprint to further penetrate high growth markets; and

•	Opportunistically pursuing complementary acquisitions.

Risks Affecting Us

Our business is subject to numerous risks. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks include:

•	We have experienced losses in our operating history, and we may not be able to achieve or sustain profitability in the future, either on a quarterly or on an annual basis;

•

Our quarterly operating results may fluctuate significantly as a result of factors that may be outside of our control, which may make it more difficult to rely on quarterly comparisons as an indicator of our future performance;

•	We are dependent on capital expenditures by service providers, and any downturn that they experience could negatively impact our business;

•	Our success depends heavily on our ability to respond to rapid technological change and other challenges in the markets in which we operate;

•	Our strategy depends, in part, on our ability to introduce new products into new markets;

•	We face intense competition and expect competition to increase in the future, which could reduce our revenue and customer base; and

•

We rely on a small number of key customers for a substantial portion of our revenue, and the loss of one or more of these key customers or the diminished demand for our products from one or more of our key customers would substantially decrease our revenue and profits.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in the State of Delaware in June 2001. Our executive offices are located at 1376 Bordeaux Drive, Sunnyvale, California 94089, and our telephone number is (408) 481-2300. Our website address is www.cortina-systems.com. Information contained on our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Cortina,” “Company,” “we,” “us” and “our” refer to Cortina Systems, Inc. and its subsidiaries.

We use various trademarks and trade names, including, without limitation, “Cortina Systems,” “Cortina” and our logo. This prospectus includes trademarks and tradenames of other persons that are the property of their respective holders.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares offered by us	shares

Use of proceeds	We intend to use the net proceeds from this offering primarily for general corporate purposes. We may also use a portion of the proceeds from the offering to acquire other businesses or technologies. However, we are not currently discussing any such potential acquisition or investment with any third party. See “Use of Proceeds.”

symbol	“ ”

The number of shares of common stock to be outstanding after this offering is based on 292,354,954 shares outstanding as of                 , and excludes:

•	54,565,534 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2010, at a weighted average exercise price of $0.27 per share;

•

10,165,380 shares of common stock reserved for issuance under our 2001 Equity Incentive Plan and              shares of common stock reserved for issuance under our 2011 Equity Incentive Plan and our 2011 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans.

Except as otherwise indicated, all information in this prospectus assumes:

•

the automatic conversion of each outstanding share of our Series 1 preferred stock, Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock into one share of common stock, upon completion of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us; and

•	the filing of our amended and restated certificate of incorporation prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial data should be read together with our consolidated financial statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the following consolidated statement of operations data for our fiscal years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2010 from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$152,126	$127,474	$141,086
Cost of revenue:
Product cost of revenue (1)	65,725	53,522	52,920
Amortization of acquired developed technologies	18,604	18,796	18,716

Total cost of revenue	84,329	72,318	71,636

Gross profit	67,797	55,156	69,450
Gross profit percentage	45%	43%	49%

Operating expenses:
Research and development (1)	$41,461	$45,814	$50,153
Sales, general and administrative (1)	29,278	28,509	29,648
Restructuring charges	—	554	—
Acquired in-process research and development	971	—	—

Total operating expenses	71,710	74,877	79,801

Operating loss	(3,913)	(19,721)	(10,351)
Interest and other income	724	231	116
Interest and other expense	(682)	(271)	(130)
Foreign currency translation gain (loss)	171	70	(173)

Loss before income taxes	(3,700)	(19,691)	(10,538)
Provision for income taxes	762	1,649	178

Net loss	$(4,462)	$(21,340)	$(10,716)

Net loss per common share—basic and diluted	$(0.18)	$(0.63)	$(0.30)
Weighted average shares used in computing net loss per common share—basic and diluted	25,450	33,918	35,308
Pro forma net loss per common share—basic and diluted (unaudited) (2):			$(0.04)
Pro forma shares used in computing net loss per common share—basic and diluted (unaudited) (2):			291,315

Non-GAAP financial measures (3):
	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Non-GAAP gross profit	$86,525	$74,022	$88,255
Non-GAAP gross profit percentage	57%	58%	63%
Non-GAAP operating income	18,053	2,051	11,346
Non-GAAP net income	17,454	352	10,911

	As of December 31, 2010
	Actual	Pro Forma As Adjusted (4)
		(unaudited)
	(in thousands)
Consolidated summary balance sheet data:
Cash, cash equivalents and marketable securities	$40,924	$
Working capital (5)	62,904
Total assets	151,952
Convertible preferred stock and redeemable convertible preferred stock	225,932	—
Common stock and additional paid in capital	14,040
Total stockholders’ equity (deficit)	(98,719)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Cost of revenue	$124	$70	$89
Research and development	954	666	701
Sales, general and administrative	711	671	810

Total stock-based compensation	$1,789	$1,407	$1,600

(2)  Pro forma net loss per common share—basic and diluted for the year ended December 31, 2010 has been computed to give effect to the conversion of our convertible preferred stock and redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the respective original dates of issuance.

(3) We reconcile non-GAAP gross profit, non-GAAP gross profit percentage, non-GAAP operating income and non-GAAP net income as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Gross profit	$67,797	$55,156	$69,450
Gross profit percentage	45%	43%	49%

Non-GAAP adjustments:
Amortization of acquired developed technologies	$18,604	$18,796	$18,716
Stock-based compensation	124	70	89

Non-GAAP gross profit	$86,525	$74,022	$88,255

Non-GAAP gross profit percentage	57%	58%	63%

Operating loss	$(3,913)	$(19,721)	$(10,351)
Non-GAAP adjustments:
Amortization of acquired intangible assets	20,177	20,365	20,097
Stock-based compensation	1,789	1,407	1,600

Non-GAAP operating income	$18,053	$2,051	$11,346

Net loss	$(4,462)	$(21,340)	$(10,716)
Non-GAAP adjustments:
Amortization of acquired intangible assets	20,177	20,365	20,097
Stock-based compensation	1,789	1,407	1,600
Tax effects of non-GAAP adjustments	50	80	70

Non-GAAP net income	$17,454	$352	$10,911

We believe that the use of non-GAAP gross profit, non-GAAP gross profit percentage, non-GAAP operating income and non-GAAP net income is helpful for an investor to determine whether to invest in our common stock. In computing our non-GAAP financial measures, we exclude items included under GAAP that may not be indicative of our core business operating results, specifically, non-cash charges for the amortization of acquired intangible assets, which will be substantially amortized by September 2012, stock-based compensation expense and related tax effects. We believe the exclusion of these non-cash charges is useful to investors because it is more indicative of our core business operating results and the health of our business.

Additionally, referring to these non-GAAP financial measures is helpful to us in assessing our performance and in planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate our internal trending of historical performance and liquidity as well as comparisons to our competitors’ operating results. In addition, in years prior to 2010, when we had a profitability component of our performance-based cash bonus targets, we used non-GAAP operating income to determine attainment of targets for key employees and executive officers. Using these non-GAAP measures to evaluate our business also allows us and investors to assess our relative performance against our competitors, and ultimately monitor our capacity to generate returns for our stockholders.

These non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate such financial results differently, particularly related to non-recurring, unusual items. Our non-GAAP financial measures are not measurements of financial performance under GAAP, and should not be considered as alternatives to gross profit, gross profit percentage, operating loss and net loss or as indications of operating performance or any other measure of performance derived in accordance with GAAP. We do not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. Further explanation of our use of these non-GAAP measures is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” appearing elsewhere in this prospectus.

(4)	Reflects (i) the conversion of all outstanding shares of our preferred stock into shares of common stock, (ii) our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (iii) the application of the net proceeds of this offering as described under “Use of Proceeds.”

(5)	Working capital is defined as total current assets less total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have experienced losses in our operating history, and we may not be able to achieve or sustain profitability in the future, either on a quarterly or on an annual basis.

Since our establishment in 2001, we have not been profitable and we have incurred net operating losses. As of December 31, 2010, we had an accumulated deficit of $112.8 million. The revenue growth trends that we have experienced in prior periods may not be sustainable in future periods. We expect to make significant expenditures related to the development of our products and the expansion of our business, including research and development, sales, general and administrative expenses. As a public company, we will incur significant legal, accounting and other expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, any future profitability may be dependent on our ability to generate and sustain substantially increased revenue. Accordingly, we may not be able to achieve or maintain profitability and we may incur further losses in the future.

Our quarterly operating results may fluctuate significantly as a result of factors that may be outside of our control, which may make it difficult to rely on our quarterly comparisons as an indicator of future performance.

Our quarterly operating results are likely to fluctuate for a variety of reasons. We rely on a portion of orders placed in any given quarter to be fulfilled in that same quarter, which may make it difficult for us to predict our quarterly operating results. For example, in the fourth quarter of 2008 and the first quarter of 2009, we experienced delayed and cancelled orders from network equipment vendors; we refer to network equipment vendors throughout this prospectus as our customers, whether they purchase directly from us or through a distributor.

We experience variability in the demand for our products. The mix and types of performance capabilities of products sold, as well as the stages of these products in their life cycles, affect the average selling price of our products and have a substantial impact on our operating results. Our product mix is shifting away from our legacy products to our more recently developed, or growth, products, which will affect the average selling price of our products and may affect revenue and gross profit. In addition, we expect revenue from our legacy products to decline over time, both in absolute dollars and as a percentage of total revenue. Our results of operations will be harmed if we are not able to offset the loss of this revenue with increased sales of our growth products.

Other factors that could cause our results to fluctuate include, among other things:

•	our ability to accurately predict changing customer requirements and needs;

•	the timing of our product introductions, and the variability in lead time between commencement of a design-in process and the eventual production and subsequent purchase of our products;

•	the forecasting, scheduling, rescheduling or cancellation of orders by our customers;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	variable demand for our products;

•	inventory shortages;

•	gain or loss of significant customers;

•	exposure to product warranty or product liability claims;

•	the timing and availability of adequate wafer fabrication, sort, assembly and test capacity on the part of our third-party vendors;

•	the timing of product announcements by our competitors or us;

•	productivity and growth of our sales and marketing force;

•	fluctuations in foreign currencies in the locations in which we operate;

•	future accounting pronouncements and changes in accounting policies;

•	volatility in our stock price, which may lead to higher stock compensation expenses;

•	general economic and political conditions in the countries where we operate and where our products are sold or used; and

•	costs associated with litigation, especially related to intellectual property.

Many of these factors are outside of our control, and the occurrence of one or more of them may cause our operating results to vary widely. Accordingly, we believe that quarterly comparisons of our revenue, operating results and cash flows may not be meaningful and should not be relied upon as an indication of our future performance. In addition, to the extent that our revenue fluctuates more than we predict, we may not be able to adjust expenses on a timely basis to compensate.

We are dependent on capital expenditures by service providers, and any downturn that they experience could negatively impact our business.

Our business is subject to the cyclicality of service providers’ capital expenditures. A substantial portion of our business and revenue depends on continued capital expenditures by service providers fueled by the growth of the technology sector, broadband telecommunications and the Internet. Our communications semiconductor products are sold primarily to network equipment vendors that in turn sell their equipment to service providers. If the demand for our customers’ products declines, as a result of lower capital expenditures by service providers or any other factors, demand for our products will be similarly affected. The recent global economic downturn caused a significant reduction in capital spending on communications network equipment. While we are beginning to see improvement, there are no guarantees that this growth will continue, which could result in market volatility or another downturn. If there is another downturn, our business, operating results and financial condition may be materially harmed.

Our success depends heavily on our ability to respond to rapid technological change and other challenges in the markets in which we operate.

The markets for our products are characterized by rapidly changing technologies and our success depends, in part, upon being the first to introduce new products and enhancements. Our ability to compete in the future will depend in large part on our ability to accurately identify and develop new products or new generations and versions of our existing products that achieve market acceptance on a timely and cost-effective basis.

The successful development and market acceptance of new products or new generations and versions of our existing products depends on a number of factors, including, but not limited to:

•	our accurate anticipation of changing customer requirements and needs;

•	timely development of new designs;

•	timely qualification and certification of our products for use in our customers’ systems;

•	commercial acceptance and production of the systems into which our products are incorporated;

•	availability, quality, price, performance and size of our products relative to competing products and technologies;

•	our customer service and support capabilities and responsiveness;

•	whether our products are backwards compatible and interoperable;

•	successful maintenance and development of relationships with existing and potential customers; and

•	successful development of relationships with key developers of advanced digital semiconductors.

Our pursuit of technological advances may require substantial time and expense and may ultimately prove unsuccessful. If we are not successful in responding to rapid technological change, we may be unable to timely bring to market new products or new generations and versions of our existing products which will adversely affect our revenue.

Further, in the event that new products require features for which we have not developed or otherwise acquired technology, such as wireless capabilities, we will be required to develop or obtain such technology through purchase, license or other arrangements. If the required technology is not available on commercially reasonable terms or at all, it could cause our expenses to increase as we acquire or are required to internally develop the technology. If we are unable to develop or acquire such technology, our competitive position will be harmed.

Our strategy depends, in part, on our ability to introduce new products into new markets. To the extent we are unable to execute this component of our strategy, our operating results and competitive position could be materially harmed.

We intend to derive a significant portion of revenue and income from introducing new products into new markets. For example, our initiative in the digital home market, focused on developing next generation digital home gateways as an alternative to the traditional set top-box, targets one such new market. New markets may be less predictable than existing markets. We may have fewer relationships with key customers than our competitors and our reputation in a new market may not be the same as it is in our existing markets. We may not be successful in our new market initiatives, including in the digital home market. If we are not successful, our revenue and operating results may not grow as expected or may decline.

We face intense competition and expect competition to increase in the future, which could reduce our revenue and customer base.

The markets for our products are highly competitive. We face competition from a number of established companies, including Applied Micro Circuits Corporation, Broadcom Corporation and PMC-Sierra, Inc. We expect competition to intensify in the future, especially as the industry consolidates. There has been a trend toward industry consolidation among communications integrated circuit companies, network equipment companies and telecommunications companies, and we expect this trend to continue. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. Consolidation may result in stronger competitors and fewer customers, which in turn could result in a loss in our customers and a decrease in our revenue. Increased competition could make it more difficult for us to sell our products, and could result in increased pricing pressure, reduced gross profit, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which is likely to seriously harm our business, operating results and financial condition.

Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than us. This is especially true in the digital home market which we are in the process of entering. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

In addition, our customers generally have substantially greater resources than we have. Some customers have used these resources to internally develop their own communications semiconductors. Our future success depends upon the continued acceptance of our products as more attractive alternatives to our customers’ internal development efforts. Network equipment vendors may also decide to acquire components, technologies or products that are similar to, or that may be substituted for, our products. If our network equipment vendor customers fail to accept our products as a preferred alternative, if they develop or acquire the technology to develop such components internally rather than purchase our products, or if we are otherwise unable to develop or maintain strong relationships with them, our business, financial condition and results of operations would be materially and adversely affected.

We rely on a small number of key customers for a substantial portion of our revenue, and the loss of one or more of these key customers or the diminished demand for our products from one or more such key customers could substantially decrease our revenue and profits.

A small number of customers account for a substantial portion of our revenue in any particular period, including Cisco Systems, Inc., Huawei Technologies Co., Ltd. and ZTE Corporation. We anticipate that our relationships with these key customers will continue to be important to our business, and we expect that our customer concentration will increase in the future. We have no long-term volume purchase commitments from our key customers. These customers may decide not to purchase our products at all, may purchase fewer products than they did in the past or may otherwise alter their purchasing patterns. Reductions, delays and cancellation of orders from our key customers or the loss of one or more key customers would significantly reduce our revenue and profits.

The average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our future revenue and gross profits.

Average selling prices of semiconductor products in the markets we serve have historically decreased over time. Our gross profits and financial results will suffer if we are unable to offset any future reductions in our average selling prices by reducing our costs, developing new or enhanced products on a timely basis, or increasing our sales volumes.

The cyclical nature of the semiconductor industry could adversely affect our operating results and our business.

We expect our business to be subject to the cyclicality of the semiconductor industry, especially the market for communications integrated circuits. Historically, there have been significant downturns in this industry segment, characterized by reduced demand for integrated circuits and accelerated erosion of average selling prices. At times, these downturns have lasted for prolonged, multi-year periods. It is likely that the communications integrated circuit business will experience similar downturns in the future and that, during such times, our operating results and our business could be affected adversely. Furthermore, from time to time, the semiconductor industry has experienced periods of increased demand and production constraints, in which event we may not be able to have our products produced in sufficient quantities, if at all, to satisfy our customers’ needs. It is also likely that the semiconductor industry will experience periods of strong demand. We may have difficulty in obtaining enough products to sell to our customers or may face substantial increases in the wafer prices charged by our foundries, which will increase our costs and may affect our results of operations.

Our customers’ products typically have lengthy design cycles, and our customers may decide to cancel or change their product plans, which could cause us to lose anticipated sales.

After we have developed and delivered a product to a customer, the customer will usually test and evaluate our product prior to designing its own equipment to incorporate our product. Our customers may need more than six months to test, evaluate and adopt our product and an additional nine months or more to begin volume production of equipment that incorporates our product. Due to this lengthy design cycle, we may experience significant delays from the time we invest in development of new products until the time we generate revenue from these products. It is possible that we may never generate any revenue from these products after incurring such expenditures. Even if a customer selects our product to incorporate into its equipment, we cannot guarantee that the customer will ultimately market and sell its equipment or that such efforts by our customer will be successful. The delays inherent in this lengthy design cycle increase the risk that a customer will decide to cancel or change its product plans. Such a cancellation or change in plans by a customer could cause us to lose anticipated sales.

Further, changes in our customers’ plans can have an adverse effect on our ability to accurately forecast demand. Over- or under-estimating our customers’ volume and product mix requirements could lead to insufficient, excess or obsolete inventory, which could harm our operating results, cash flow and financial condition, as well as our ongoing relationships with such customers.

While our customers’ design cycles are typically long, some of our growth products’ life cycles tend to be short as a result of the rapidly changing technology environment in which we operate. As a result, the resources devoted to product sales and marketing may not generate revenue for us, and from time to time, we may need to write off excess and obsolete inventory. If we incur significant sales and marketing expenses and investments in inventory in the future that we are not able to recover, and we are not able to mitigate those expenses, our operating results could be adversely affected.

The time between a design win and a purchase order may be long, and there is no guarantee that design wins will become actual orders and revenue.

A design win occurs when a customer or prospective customer notifies us of its intention to use one of our products and that testing our product with the customer’s product has commenced. Our definition of design win may differ from others in the industry. There can be delays of several months or more between the design win and when a customer initiates actual orders of our product, and we may commit significant resources to the integration of our product into the customer’s product before receiving the initial order. Receipt of an initial order from a customer following a design win, however, is dependent on a number of factors, including the success of the customer’s product, and cannot be guaranteed. The design win may never result in an actual order or sale.

Our ability to compete will depend on our ability to identify and comply with evolving industry standards.

Many of our products are based on widely accepted industry standards, such as those imposed by the Institute of Electrical and Electronics Engineers or the International Telecommunications Union, as well as customer specific requirements that are continually evolving. As a result, we could be required to invest significant time and effort, and incur significant expense, to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards or requirements, we could miss opportunities to achieve crucial design wins which in turn could harm our revenue and financial condition.

We may experience difficulties in transitioning our future products to smaller geometry process manufacturing technologies or in achieving higher levels of design integration which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

As smaller line width geometry manufacturing processes become more prevalent, we intend to move our future products to increasingly smaller geometries in order to reduce costs while integrating greater levels of functionality into our products. This transition will require us and our foundries to migrate to new designs and manufacturing processes for smaller geometry products.

We may not be able to achieve smaller geometries with higher levels of design integration or to deliver new integrated products on a timely basis. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs and increase performance. We are dependent on our relationships with our foundries to transition to smaller geometry processes successfully. We cannot assure you that our foundries will be able to effectively manage any such transition. If we or our foundries experience significant delays in this transition or fail to implement this transition, our business, financial condition and results of operations could be materially harmed.

The failure of our distributors to perform as expected could materially reduce our future revenue or negatively impact our reported financial results.

Worldwide revenue through distributors accounted for 51% of our revenue during 2010. We rely on a number of distributors, in particular Arrow Electronics, Inc., Dragon Technology Distribution (HK) Limited and Brilliant Technologies Company, to help generate customer demand, provide technical support and other value-added services to our customers, fill customer orders and stock our products. Our distributors do not sell our products exclusively, and to the extent they choose to emphasize a competitor’s products over our products, our results of operations could be harmed. Our contracts with our distributors may be terminated by either party with notice. Our distributors are located all over the world, and are of various sizes and financial conditions. Lower sales, lower earnings, debt downgrades, the inability to access capital markets and higher interest rates could potentially affect our distributors’ operations. Further, our distributors have contractual rights to return unsold inventory to us, and, if this were to happen, we could incur significant cost in finding alternative sales channels for these products or through write-offs. Any adverse condition experienced by our distributors could negatively impact their level of support for our products or the rate at which they make payments to us and, consequently, could harm our results of operations.

We rely on accurate and timely sales reports from our distributors in order for our financial results to represent the actual sales that our distributors make for us in any given period. Any inaccuracies or delays in these reports could negatively affect our ability to produce accurate and timely financial reports and to recognize revenue. We also rely on distributors for sales forecasts, and any inaccuracies in such forecasts could impair the accuracy of our projections and planned operations.

Our ability to add or replace distributors is limited, and any change in distributors could harm our relationships with our customers and otherwise cause lower revenue.

We contract with distributors primarily to perform two functions. One function is to provide logistics support, such as order entry, credit, forecasting, inventory management, shipment of product and payment collection. The second function is to create demand for our products. This requires the training by the distributor of an extended sales force, as well as hiring and training specialized applications engineers skilled in promoting and servicing our products at the engineering level. A change in a distributor could, thus, lead to disruptions in our business. In addition, our distributors’ expertise in the determination and stocking of acceptable inventory levels may not be easily transferable to a new distributor. Also, customers may be hesitant to accept the addition or replacement of a distributor which could also lead to disruptions in our business.

We depend entirely on wafer fabricators to supply us with finished silicon wafers. The failure of these wafer fabricators to satisfy our demand could materially disrupt our business.

Most of our silicon wafers are produced by Taiwan Semiconductor Manufacturing Company, Ltd., or TSMC, in its manufacturing facilities located in Taiwan. Silicon wafer production facilities have a fixed capacity that is allocated solely by our vendors and beyond our direct control, changes in such allocations could increase lead times and cause delays. We have no formalized long-term supply or allocation commitments from our foundry suppliers. From time to time, we have experienced shortages of wafer fabrication capacity at TSMC. Our operations would be disrupted if TSMC or any of our other foundries ended its relationship with us because the time to qualify a new foundry would make fulfilling customer orders very difficult. It would be difficult to establish other wafer supply sources as only a few foundry vendors have the capability to manufacture our most advanced products. Further, engagements with alternative wafer supply sources would bring start-up difficulties, additional costs and significant delays in shipments while these sources are qualified for volume production. In addition, our wafer pricing is affected by the volume of wafers fabricated, and any prolonged drops in our volume would negatively impact our gross profit.

We outsource our wafer fabrication, sorting, assembly, testing, warehousing and shipping operations to third parties. Any problems with our supply chain could adversely impact our business.

We rely on third parties for substantially all of our manufacturing operations, including sorting, assembly, testing, warehousing and shipping. In addition, sometimes we outsource the entire manufacturing process to third parties. For example, we rely on Toshiba America Electronic Components, Inc. for the manufacture of one of our transport products. We depend on these parties to supply us in a timely manner with material of a requested quantity that meets our standards for cost and manufacturing quality. We do not have any long-term supply agreements with our manufacturing suppliers. Our future success also depends on the financial viability of our independent subcontractors. If market demand for subcontractor material and services exceeds available supply or if the subcontractors’ capital structures weaken, we may experience product shortages, quality assurance problems, and/or increased manufacturing costs.

In addition, a significant portion of our revenue comes from customers that practice just-in-time order management from their suppliers, which gives us a limited amount of time in which to process and complete these orders. As a result, delays in the production or shipment of our products by the parties to whom we outsource these functions could reduce our revenue, damage our customer relationships and damage our reputation in the marketplace, any of which could harm our business, results of operations and financial condition.

Our costs may increase substantially if the wafer foundries or the assembly and test vendors that supply and test our products do not achieve satisfactory product yields, reliability or quality.

The wafer fabrication process is extremely complicated. Minor changes in the design, specifications or materials can result in material decreases in manufacturing yields or even the suspension of production. From time to time, we and our wafer foundries have experienced, and are likely to continue to experience, manufacturing defects and reduced manufacturing yields related to errors or problems in our wafer foundries’ manufacturing processes or the inter-relationship of their processes with our designs. In some cases, our wafer foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner, which may affect the quality or reliability of our products. We may incur substantial research and development expense for prototype or development stage products as we qualify our products for production.

Generally, in pricing our products, we assume that manufacturing and test yields will continue to increase, even as the complexity of our products increases. Once our products are initially qualified with our wafer foundries, minimum acceptable yields are established. We are responsible for the costs of the wafers if the actual yield exceeds the minimum established yield target. If actual yields are below the minimum, we are not required to purchase the wafers. Whether as a result of a design defect or manufacturing, assembly or test error, unacceptably low product yields or other product manufacturing, assembly or test problems, the overall production time and cost could increase, substantially and adversely impacting our operating results. Product yield losses will increase our costs and reduce our gross profit. In addition to significantly harming our operating results and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential customers.

Some of our operations and a majority of our customers and contract manufacturers are located outside of the United States, which subjects us to increased complexity and costs in managing international operations.

We have sales offices and research and development facilities located outside the United States, particularly in Canada, China, Hong Kong, India, Japan, Korea and Taiwan. We conduct, and expect to continue to conduct, a significant amount of our business with companies that are in these locations. International sales accounted for 83% of our revenue for the year ended December 31, 2010, and may account for an increasing portion of our future revenue. Our international operations may be subject to certain risks, including:

•	difficulty in obtaining, maintaining or enforcing intellectual property rights in some countries;

•	local business and cultural factors that differ from our normal standards and practices;

•	trade barriers such as tariffs, rising protectionism and other barriers;

•	differing employment practices and labor relations issues;

•	foreign currency exchange fluctuations;

•	changes in regulatory requirements;

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impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments and the fact that local currencies of some countries are not freely convertible;

•	geopolitical and economic instability and military conflicts, including in Asia and the Middle East;

•	difficulties in staffing and managing foreign operations;

•	difficulties in managing international distributors;

•	difficulties in obtaining governmental and export approvals for communications, processors and other products;

•	longer payment cycles and difficulties to collect accounts receivable in some countries;

•	burdens of complying with a wide variety of complex foreign laws and treaties and unanticipated changes in local laws and regulations, including tax laws;

•	difficulty in enforcing agreements, judgments and arbitration awards in foreign jurisdictions;

•	potentially adverse tax consequences; and

•	adverse economic conditions both globally and in the United States.

We are subject to risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or export of our products will be implemented by the United States or other countries. In addition, because sales of our products are denominated in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in revenue.

Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from laws in the United States. As a result, our ability to enforce our rights under such agreements may be limited compared with our ability to enforce our rights under agreements governed by laws in the United States.

Our operating results could be adversely affected if we have to satisfy product warranty or liability claims.

If our products are defective or malfunction, we could be subject to product warranty or product liability claims on such defective products or product lines that could have significant related warranty charges or warranty reserves in our financial statements. We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software may contain bugs that can unexpectedly interfere with expected operations. There can be no assurance that our pre-shipment testing programs will be adequate to detect all defects, either ones in individual products or ones that could affect numerous shipments, which may interfere with customer satisfaction, reduce sales opportunities or affect gross profit. Further, we may spend significant resources investigating potential product design, quality and reliability claims, which could result in additional charges in our financial statements until such claims are resolved. An inability to fix a product defect could result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, inventory costs, or product reengineering expenses, any of which could have a material impact on our revenue, margins and net income. Our products are ultimately incorporated into very complex communications networks, and if we are required to recall any defective product we may also be required to indemnify our customers for costs in excess of the purchase price of the products being recalled. We cannot guarantee that warranty reserves will either increase or decrease in future periods.

The complexity of our products may lead to errors, defects and software bugs, which could negatively impact our reputation with customers and result in liability.

Products as complex as ours may contain errors, defects and software bugs when first introduced or as new versions are released. Our products have in the past experienced such errors, defects and software bugs. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of the products or result in a costly recall and could damage our reputation and adversely affect our ability to retain existing customers and to attract new customers. Errors, defects or software bugs could cause problems with device functionality, resulting in interruptions, delays or cessation of sales to our customers.

We may be required to make significant expenditures of capital and resources to resolve such problems. We cannot guarantee that problems will not be found in new products after commencement of commercial production, despite testing by us, our suppliers or our customers. Any problem could result in:

•	additional development costs;

•	loss of, or delays in, market acceptance;

•	diversion of technical and other resources from our other development efforts;

•	claims by our customers or others against us; and

•	loss of credibility with our current and prospective customers.

Any such event could cause an increase in costs which could decrease our product profit margins. In addition, such events could cause a decline in the demand for our products which could negatively impact our revenue and results of operations.

Our business strategy contemplates the acquisition of other companies, products and technologies which typically involves numerous risks which we may not be able to address without substantial expense, delay or other operational or financial problems.

Acquiring products, technologies or businesses from third parties is part of our long-term business strategy. In connection with any future acquisitions, we may need to use a significant portion of our available cash, issue additional equity securities that would dilute current stockholders’ percentage ownership and incur substantial debt or contingent liabilities including those of which we were unaware. Such actions could adversely impact our operating results and the market price of our common stock.

In addition, difficulties may occur in assimilating and integrating the operations, personnel, technologies and products of acquired companies or businesses. For example, key personnel of an acquired company may decide not to work for us. Moreover, to the extent we acquire a company with existing products, those products may have lower gross profit than our own products, which could adversely affect our gross profit and operating results. If an acquired company also has inventory that we assume, we will be required to write up the carrying value of that inventory to fair value. When that inventory is sold, the gross profit for those products is reduced and our gross profit for that period is negatively affected. Furthermore, the purchase price of any acquired businesses may exceed the current fair values of the net tangible assets of such acquired businesses. As a result, we would be required to record material amounts of goodwill and acquired intangible assets, which could result in significant impairment and amortization expense in future periods. These charges, in addition to the results of operations of such acquired businesses and potential restructuring costs associated with an acquisition, could have a material adverse effect on our business, financial condition and results of operations. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions may have on our operating or financial results.

Our business is vulnerable to adverse changes in general economic or political conditions and interruption by earthquake, fire, power loss, telecommunications failure, terrorist activity and other events beyond our control.

As we operate in the United States and overseas and derive a majority of our revenue from outside the United States, we have become increasingly subject to the risks arising from adverse changes in both the domestic and global economic and political conditions. The economies of the United States and other developed countries are currently coming out of a recession. We cannot predict either if this economic recovery will continue or retreat back into a recession. Adverse economic and market conditions could harm our business by negatively affecting the parties with whom we do business, including our business partners, our customers and our suppliers. These conditions could impair the ability of our customers to pay for products they have purchased from us, cause our customers to defer purchases of new technologies and slow the pace of new sales. In addition, our suppliers may experience financial difficulties that could negatively affect their operations and their ability to supply us with the parts we need to manufacture our products. If global and domestic economic and market conditions persist or deteriorate, we may experience negative impacts on our business, operating results and financial condition which could result in a decline in the price of our common stock.

Further, we do not have sufficient business interruption insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could have a material adverse effect on our business. A significant natural disaster, such as an earthquake, fire or a floor, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. We are vulnerable to a major earthquake and other calamities. We have operations in seismically active regions in California. In addition, our foundries are located in Taiwan and in close proximity to major earthquake fault lines. In the event that any of our service providers’ information technology systems or manufacturing or logistics abilities are hindered by any of the events described above, shipments could be delayed, resulting in missing financial targets, such as revenue and shipment targets, for a particular quarter. In addition, acts of terrorism could cause disruptions in our business or the business of our manufacturers, logistics providers, partners or customers, or in the economy as a whole. To the extent that any of the above results in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, the effects could be seriously harmful to our business.

Our future success depends in part on the continued service of our key senior management, and other key personnel, our ability to identify, hire and retain additional, qualified personnel and successful succession planning.

Our future success depends to a significant extent upon the continued service of our senior management personnel and successful succession planning. The loss of key senior executives could have a material adverse effect on our business. There is intense competition for qualified personnel in the semiconductor industry, in particular specialized technical personnel, and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business, or to replace qualified personnel who may leave our employment in the future. There may be significant costs associated with recruiting, hiring and retaining personnel. Periods of contraction in our business may inhibit our ability to attract and retain our personnel. The loss of any member of our key senior management team or key personnel could be significantly detrimental to our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

To manage operations effectively, we will be required to continue to improve our operational, financial and management systems and to successfully hire, train, motivate, and manage our employees. The integration of future acquisitions would require significant additional management, technical and administrative resources. We cannot guarantee that we would be able to manage our expanded operations effectively.

We may not be able to protect and enforce our intellectual property rights, which could impair our ability to compete and reduce the value of our proprietary technology.

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes. However, these measures may not provide meaningful protection for our intellectual property.

We cannot assure you that any patents will issue from any of our pending applications. Any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. For example, such patents could be challenged or circumvented by our competitors or declared invalid or unenforceable in judicial or administrative proceedings. The failure of any patents to adequately protect our technology would make it easier for our competitors to offer similar products. We do not have foreign patents or pending applications corresponding to some of our U.S. patents and patent applications, including in some foreign countries where our products are sold or may be sold in the future. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology or marks without authorization or to develop similar technology independently. For example, we recently discovered counterfeit copies of one of our older products being sold in China. Monitoring unauthorized use of our proprietary technology or marks is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation or unauthorized use of our technology or marks. In addition, effective patent, copyright, trademark and trade secret protection may not be available or may be limited in certain foreign countries. Many companies based in the U.S. have encountered substantial infringement problems in foreign countries, including countries in which we sell products. Our failure to effectively protect our intellectual property could reduce the value of our technology and could harm our reputation, business, financial condition and operating results.

Furthermore, we may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or the rights of our customers or to protect our trade secrets. Litigation by us could result in significant expense and divert the efforts of our technical and management personnel and could materially and adversely affect our business, whether or not such litigation results in a determination favorable to us.

Any claim that our products or our proprietary technology infringe third-party intellectual property rights could increase our cost of operations and could result in expensive judgments or settlement costs.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in often protracted and expensive litigation. We have received notices from time to time that assert we have infringed upon or misappropriated intellectual property rights owned by others. We typically respond when appropriate and as advised by legal counsel. We cannot assure you that parties will not pursue litigation with respect to those allegations. We may, in the future, receive similar notices, any of which could lead to litigation against us. For example, parties may initiate litigation based on allegations that we have infringed their intellectual property rights or misappropriated or misused their trade secrets or may seek to invalidate or otherwise render unenforceable one or more of our patents. Litigation against us can result in significant expense and divert the efforts of our management, technical, marketing and other personnel, whether or not the litigation results in a determination adverse to us. We cannot assure you that we will be able to prevail or settle any such claims or that we will be able to do so at a reasonable cost. In the event of an adverse result in any such litigation, we could be required to pay substantial damages for past infringement and royalties for any future use of the technology.

In addition, we may be required to cease the sale of certain products, recall certain products from the market, redesign certain products offered for sale or under development or cease the use of certain marks or names. We cannot assure you that we will be able to successfully redesign our products or do so at a reasonable cost. Furthermore, we have in the past sought and may in the future seek to obtain a license to a third party’s intellectual rights and have granted and may in the future grant a license to certain of our intellectual property rights to a third party in connection with a cross-license agreement or a settlement of claims or actions asserted against us. However, we cannot assure you that we would be able to obtain a license on commercially reasonable terms, or at all.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger technical support and indemnification obligations in some of our distribution or customer agreements. These obligations could result in substantial expenses, including the payment by us of costs and damages related to claims of patent infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relations with our customers and cause the sale of our products to decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial condition. We do not have any insurance coverage for intellectual property infringement claims for which we may be obligated to provide indemnification. If we are obligated to pay damages in excess of, or otherwise outside of, our insurance coverage, or if we have to settle these claims, our operating results could be adversely affected.

We rely on the availability of third-party licenses.

Many of our products are designed to include software or other intellectual property licensed from third parties, such as internal architecture technologies built into our communication semiconductor devices. It may be necessary in the future to seek or renew licenses relating to these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition.

From time to time, we may become defendants in legal proceedings about which we are unable to assess our exposure and which could become significant liabilities upon judgment.

We may become defendants in legal proceedings from time to time. Companies in our industry have been subject to claims related to patent infringement and product liability, as well as contract and personnel claims. We may not be able to accurately assess the risk related to these suits and we may be unable to accurately assess our level of exposure.

Our future effective tax rates could be affected by changes in the relative mix of our operations and income among different geographic regions and by proposed and enacted U.S. federal income tax legislation, which could affect our future operating results, financial condition and cash flows.

Our future effective income tax rates could be adversely affected if tax authorities challenge our international tax structure or if the relative mix of our United States and international income changes for any reason, or if United States or international tax laws were to change in the future. In particular, recent changes to United States tax laws as well as proposed tax legislation that could become law in the future could substantially impact the tax treatment of our foreign earnings. These proposed and enacted changes, including limitations on our ability to claim and utilize foreign tax credits and deferral of interest expense deductions until non-United States earnings are repatriated to the United States, could negatively impact our overall effective tax rate and adversely affect our operating results. Accordingly, there can be no assurance that our effective tax rate will not increase in the future.

We may incur impairments to goodwill or long-lived assets, which may negatively impact our results of operations.

We review goodwill for impairment annually in the fourth quarter and also review goodwill and our long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Significant negative industry or economic trends, including a significant decline in the market price of our common stock, reduced estimates of future cash flows, discontinuations of product lines, or disruptions to our business could lead to an impairment charge of our long-lived assets, including goodwill and other intangible assets.

Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections, including of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. Additionally, if our analysis results in impairment to our long-lived assets, including goodwill and acquired intangible assets, we would be required to record a charge to earnings in our financial statements during a period in which such impairment is determined to exist, which may negatively impact our results of operations.

We are subject to governmental regulations and may be subject to new regulations in the future that could have a negative impact on our business.

Changes in regulatory requirements in the United States or other countries could lower demand for, delay the introduction or, or otherwise negatively affect the sales of our products. In particular, we believe that there may be changes in telecommunications regulations in the markets in which we operated that could slow the expansion of service providers’ network infrastructures and cause a decrease in the demand for our products, resulting in lower revenue.

Because we incorporate encryption technology, which affects certain of our products, we are subject to United States export controls and certain of our products may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to introduce products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or an inability to export or sell our products to, existing or prospective customers with international operations and harm our business.

Risks Relating to Owning Our Common Stock and this Offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

Our common stock has no prior trading history, and an active public market for these shares may not develop or be sustained after this offering. The initial public offering price for our common stock was determined through negotiations with the representatives of the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors. In addition to the risks described in this section, factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	loss of one or more significant customers or other developments involving our customers, such as mergers or acquisitions;

•	competitive developments;

•	recruitment or departure of key personnel;

•	investors’ general perception of us;

•	failing to achieve our revenue or earnings expectations, or those of investors or analysts;

•	seasonality in our business;

•	volatility inherent in prices of technology company stocks;

•	adverse publicity;

•	the volume of trading in our common stock, including sales upon exercise of outstanding options or sales by insiders;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	our failure to receive ongoing analyst coverage;

•	terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations; and

•	changes in general economic, industry and market conditions.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for shares of our common stock. Although our common stock has been approved for listing on                      an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. For example                      imposes certain securities trading requirements, including minimum trading price, minimum number of stockholders and minimum market capitalization. We and the representatives of the underwriters negotiated to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Our actual operating results may differ significantly from any guidance that we may issue.

Our management will use various projections in formulating our business plans and analyzing our expected performance. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Projections also are based upon specific assumptions with respect to future business decisions, some of which will change. We will generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results may fall outside of the suggested ranges. If our assumptions and projections prove inaccurate, it could impact our overall business plan and results of operations.

From time to time, we may release guidance in our earnings releases, earnings conference calls or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management as described above. These projections will not be prepared with a view toward compliance with published accounting guidelines, and neither our registered public accountants nor any other independent expert or outside party will compile or examine the projections and, accordingly, no such person will express any opinion or any other form of assurance with respect to such projections. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. In particular, if our actual performance is not as successful as we anticipate, our guidance may be overstated. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon any of our future guidance in making an investment decision in respect of our common stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and greater expenditures may be necessary in the future with the advent of new laws and regulations pertaining to public companies. In addition, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010, as well as rules subsequently implemented by the Securities and Exchange Commission and self-regulated stock exchanges, have imposed or may impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives, and additional laws and regulations may divert further management resources. Moreover, if we are not able to comply with the requirements of new compliance initiatives in a timely manner, the market price of our stock could decline, and we could be subject to sanctions or investigations by the Securities and Exchange Commission,              or other regulatory authorities, which would require additional financial and management resources.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon the closing of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders will be able to determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal Stockholders.”

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting as well as other controls over other systems. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required to comply with the management certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency or combination of deficiencies that results in a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. If we fail to continue to comply with the requirements of Section 404, we may be subject to sanctions or investigation by regulatory authorities such as the Securities and Exchange Commission, or the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected. As a public company, we will be required to implement and maintain various other control systems over equity, finance and treasury, information technology and other operations. If we fail to remedy any material weakness in our internal controls, or fail to implement or maintain other effective control systems, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

Future sales of our common stock in the public market could cause our share price to fall.

Sales of substantial amounts of shares of our common stock by our employees and other shareholders, or the possibility of such sales, may adversely affect the price of our shares. As of December 31, 2010, our directors, executive officers and eight largest stockholders beneficially owned, in the aggregate, over 70% of the shares of our outstanding common stock. Such shareholders will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 under the Securities Act of 1933, as amended.

Pursuant to our existing contractual registration rights a number of our stockholders will have the right, subject to certain conditions, to require us to file registration statements covering all of the shares of common stock which they own or to include those shares in registration statements that we may file for ourselves or other stockholders. Following their registration and sale under the applicable registration statement, those shares will become freely tradable, subject to lock-up agreements described under the caption “Shares Eligible for Future Sale.” These lock-up agreements restrict transfers for 180 days after the date of this prospectus, subject to certain extensions. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our shares to decline. In addition, the perception in the public markets that sales by them may occur could also adversely affect the market price of our shares.

If our existing stockholders sell or otherwise dispose of, or indicate an intention to sell or dispose of, substantial amounts of our common stock in the public market, the trading price of our common stock could decline. Although many shares are subject to certain restrictions on disposition under lock-up agreements, and some shares are subject to our insider trading policy during certain periods of each quarter, substantially all of the shares held by parties other than our affiliates will be freely tradable, after the expiration of the lock-up agreements. If a significant number of these shares are sold, or if it is perceived that a significant number will be sold, in the public market, the trading price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This may also make it more difficult for us to raise funds through the issuance of securities. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, employee compensation or otherwise.

Anti-takeover provisions contained in our certificate of incorporation, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•

authorizing blank check preferred stock, which could be issued by our board of directors, without stockholder approval, with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board and stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings; and

•	limiting the determination of the number of directors on our board and the filling of vacancies or newly created seats on the board to our board of directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock

in this offering will experience immediate dilution of $             per share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, you will experience additional dilution.

Our management will have broad discretion over the use of the proceeds we receive from this offering and may not apply these proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They may not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds of this offering primarily for general corporate purposes. In addition, if appropriate opportunities arise to acquire or invest in complementary companies, product lines, products or technologies, we may use a portion of the net proceeds for such an acquisition or investment. However, we are not currently discussing any such potential acquisition or investment with any third party. Our management may not be able to generate a significant return, if any, on any investment of these net proceeds.

We do not expect to declare any dividends in the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future following the closing of this offering. Any future dividend payments will be within the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, capital requirements, capital expenditure requirements, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. See “Dividend Policy.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than historical facts contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectation that our growth products will drive growth and offset the decline of revenue from our legacy products;

•	the markets in which we compete and in which our products are sold;

•	our plans for future products and markets and enhancements of existing products;

•	our expectations regarding our expenses, sales and operations;

•	our operating results;

•	our customer concentrations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	our ability to anticipate the future market demands and future needs of our customers;

•	our ability to achieve new design wins;

•	our growth strategy elements and our growth rate;

•	our intellectual property, third-party intellectual property and claims related to infringement thereof;

•	general economic conditions in our domestic and international markets;

•

our anticipated trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the networking industry and transitions to new process technologies; and

•	our expectations regarding the use of proceeds from this offering.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $             million, or $             million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds of this offering primarily for general corporate purposes.

In addition, if appropriate opportunities arise to acquire or invest in complementary companies, product lines, products or technologies, we may use a portion of the net proceeds for such an acquisition or investment. However, we are not currently discussing any such potential acquisition or investment with any third party. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business.

Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2010 on:

•	an actual basis; and

•

a pro forma as adjusted basis to reflect (1) the conversion of all outstanding shares of our preferred stock into shares of common stock; (2) our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and (3) the application of the net proceeds of this offering as described under “Use of Proceeds.”

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2010
	Actual	Pro Forma As Adjusted
		(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$40,924	$

Convertible preferred stock, $0.001 par value: 87,500 shares authorized, 87,083 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	87,083		—
Series D redeemable convertible preferred stock, $0.001 par value: 170,000 shares authorized, 168,924 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	138,849		—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma as adjusted	—		—
Common stock, $0.001 par value; 367,000 shares authorized, 36,348 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	36
Additional paid-in capital	14,004
Accumulated other comprehensive income	20
Accumulated (deficit)	(112,779)

Total stockholders’ equity (deficit)	$(98,719)	$

Total capitalization	$127,213	$

Each $1.00 increase (decrease) in the assumed public offering price of $             per share, the mid-point of the initial public offering price range reflected on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total

capitalization by approximately $            , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of pro forma and pro forma as adjusted shares of common stock shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of                          and excludes:

•	54,565,534 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2010, at a weighted average exercise price of $0.27 per share;

•

10,165,380 shares of common stock reserved for issuance under our 2001 Equity Incentive Plan and             shares of common stock reserved for issuance under our 2011 Equity Incentive Plan and our 2011 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. At December 31, 2010, our pro forma net tangible book value was approximately $            , or $             per share of common stock. Net tangible book value per share represents the amount of our tangible assets (total assets less intangible assets) less our liabilities, divided by the shares of common stock outstanding at December 31, 2010.

After giving effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $            , the midpoint of the price range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at December 31, 2010 would have been $            , or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2010	$
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Net tangible book value dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $            , or $             per share, and the pro forma as adjusted dilution per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the pro forma as adjusted dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of              shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the pro forma as adjusted dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate increase to existing stockholders of $             per share and an immediate dilution of $             per share to new investors purchasing shares in this offering. If any shares are issued upon the exercise of outstanding stock options you will experience further dilution.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial

public offering price of $            , the midpoint of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be approximately $             million, or     %, and the total consideration paid by our new investors would be $             million, or     %.

The above discussion and tables also assume no exercise of any outstanding stock options except as set forth above. As of                     , there were:

•	54,565,534 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.27 per share;

•

10,165,380 shares of common stock reserved for issuance under our 2001 Equity Incentive Plan and                  shares of common stock reserved for issuance under our 2011 Equity Incentive Plan and our 2011 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the following consolidated statement of operations data for the years ended December 31, 2008, 2009, and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements not included in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$41,622	$142,225	$152,126	$127,474	$141,086
Cost of revenue
Product cost of revenue (1)	23,275	73,407	65,725	53,522	52,920
Amortization of acquired developed technologies	4,162	18,067	18,604	18,796	18,716

Total cost of revenue	27,437	91,474	84,329	72,318	71,636

Gross profit	14,185	50,751	67,797	55,156	69,450
Operating expenses:
Research and development (1)	18,994	34,207	41,461	45,814	50,153
Sales, general and administrative (1)	8,554	23,104	29,278	28,509	29,648
Restructuring charges	—	—	—	554	—
Acquired in-process research and development	—	—	971	—	—

Total operating expenses	27,548	57,311	71,710	74,877	79,801

Operating loss	(13,363)	(6,560)	(3,913)	(19,721)	(10,351)
Interest and other income	1,488	1,288	724	231	116
Interest and other expense	(183)	(655)	(682)	(271)	(130)
Foreign currency translation gain (loss)	(54)	(296)	171	70	(173)

Loss before income taxes	(12,112)	(6,223)	(3,700)	(19,691)	(10,538)
Provision for income taxes	64	687	762	1,649	178

Net loss	$(12,176)	$(6,910)	$(4,462)	$(21,340)	$(10,716)

Net loss per common share—basic and diluted	$(2.28)	$(0.45)	$(0.18)	$(0.63)	$(0.30)
Weighted average shares used in computing net loss per common share—basic and diluted	5,336	15,501	25,450	33,918	35,308

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Cost of revenue	$49	$126	$124	$70	$89
Research and development	168	616	954	666	701
Sales, general and administrative	212	388	711	671	810

Total stock-based compensation	$429	$1,130	$1,789	$1,407	$1,600

	December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$25,712	$22,160	$40,974	$31,012	$40,924
Working capital (1)	29,296	37,159	49,726	51,114	62,904
Total assets (2)	161,381	188,597	186,467	159,236	151,952
Total debt (3)	—	5,333	1,333	119	—
Convertible preferred stock	86,195	87,083	87,083	87,083	87,083
Series D redeemable convertible preferred stock	129,617	138,886	138,849	138,849	138,849
Common stock and additional paid-in capital	1,607	3,836	10,461	12,099	14,040
Total stockholders’ deficit	(67,743)	(72,425)	(70,211)	(89,953)	(98,719)

(1)	Working capital is defined as total current assets less total current liabilities.

(2)	Total assets as of December 31, 2006, 2007 and 2008 do not give effect to the subsequent presentation of accounts receivable and deferred margin on shipments to distributors net of distributor price adjustments.

(3)	Total debt is defined as total long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of high-performance communications semiconductor solutions enabling next generation network connectivity and efficient bandwidth delivery from the core network to the home network. Our broad product portfolio includes carrier-class semiconductor devices for next generation optical transport and passive optical network systems, as well as data center connectivity and digital home solutions. We are a supplier to the leading network equipment vendors in the communications space, which we refer to throughout this prospectus as our customers whether they purchase directly from us or through a distributor. We currently have over 800 customers, including leading global network equipment vendors such as Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, FiberHome Technologies Group, Fujitsu Limited, Juniper Networks, Inc., Nokia Siemens Networks and ZTE Corporation. Our solutions are installed in many leading global service provider networks, including Bharat Sanchar Nigam Ltd., or BSNL, China Mobile Limited, China Telecom Corp. Ltd., China Unicom (HK) Limited, Deutsche Telecom AG, KT Corporation, PCCW Limited, Telecom Italia Group, Telefónica S.A., Telstra Corporation Limited and Vodafone Group plc.

We provide platform solutions, and our broad portfolio of carrier-class semiconductor devices addresses our customers’ key requirements for power, scalability and the flexibility to deliver feature-rich content and services. In addition, for the majority of these solutions, we are currently the sole source for our customers. Our differentiated system-on-a-chip solutions enable seamless deployment and network upgrades and incorporate highly integrated, high-performance analog, digital and mixed-signal semiconductor technologies, proprietary software algorithms, serial connectivity, advanced geometries, multi-protocol support and backward compatibility with existing network infrastructure.

The following are our significant corporate milestones:

•	In 2001, we were incorporated, first raised capital and started development of our first semiconductor solutions.

•	From 2001 to 2003, our primary activities were establishing our offices and research facilities, recruiting personnel, conducting research and development, securing design wins and raising capital.

•	In 2003, we shipped our first product.

•

In 2004, we acquired Azanda Network Devices, Inc., a company specializing in silicon solutions for traffic processing in metro, core and access markets. The acquisition of Azanda enabled us to broaden our communications semiconductor product portfolio.

•

In 2006, we acquired certain assets of the Optical Networking Devices, or OND, division of Intel Corporation. These assets included a portfolio of products complementary to our product lines, which the OND business had previously sold to many of our existing customers. The acquisition enabled us to address new markets, in particular the transport market, and to establish ourselves as a much larger supplier to our customers.

•

In 2007, we acquired Immenstar, Inc., a privately held provider of passive optical network devices. The acquisition of Immenstar expanded our presence in the access market and established our engineering team in China.

•

In 2008, we acquired Storm Semiconductor, Inc., a privately held semiconductor company, specializing in embedded network processing, triple-play services, or services that include voice, video and data, and storage solutions for both small and medium businesses and home networks. The acquisition of Storm laid the groundwork for our entrance into the digital home market, and established our presence in Taiwan.

Our strategy is to continue to expand our markets through both organic growth and acquisitions. In the case of our acquisitions of start-up companies like Immenstar and Storm, which had just begun to ship products, we were able to integrate their operations shortly after the acquisitions were completed and made further investments in engineering and sales and marketing to accelerate the introduction of new products.

We pursued a different strategy in the acquisition of the OND business, in which we acquired a broad portfolio of products already sold into multiple markets. The acquired products had widely varying potentials for future revenue growth. Products representing almost half the total portfolio revenue were in the later phase of their life cycle and were experiencing annual revenue declines. These product families, which we refer to as our legacy products, include Ethernet physical layer devices, known as Ethernet PHYs, that operate at low speeds, such as 10 Mbps or 100 Mbps. While we have continued to provide customer support for these products, we have made no further investment in research and development for these products. Revenue from these legacy products was $35.9 million in 2010 compared to $55.3 million in 2008 and these products contributed significantly to operating income. We expect the revenue from these products to continue to decline in future years.

The transport products acquired as part of the OND business had a much stronger market position. After the acquisition was completed, we made significant investments in the development and sales and marketing efforts for the transport products. For example, we introduced a device that operates at 40G and have other new products under development. It is our intention to continue to invest in our transport product portfolio.

A limited number of network equipment vendors supply the major global service providers because of the complexity of the technology and the requirement for high reliability. Consequently, our revenue is concentrated in a limited number of customers. Our network equipment vendor customers generally employ an outsourced manufacturing model, in which contract manufacturers assemble our products into the finished networking device, which is ultimately installed in the network of a service provider. These contract manufacturers purchase our devices either directly from us or from one of our distributors.

The complexity of these global networks results in long sales cycles for providers of semiconductor components. We engage in technical discussions with our customers, typically over a period of many months, as they design new products. If they select our device to be incorporated into their products, we must wait several more months for completion of the design process and commencement of prototype testing. When a customer notifies us of its intention to use one of our products and commences testing, we record that event as a design win. It may take several more months before the customer brings the finished product to market and we receive volume orders. However, the system complexity means that once a customer’s product is launched, there is a significant cost for them to substitute a competitor’s semiconductor for ours.

We are a fabless semiconductor company that employs an outsourced manufacturing model. We purchase some devices fully fabricated and warehouse them in our outsourced finished goods facility. For other devices, we purchase completed wafers from a fabrication facility and manage the production process as the inventory moves from sort to assembly to final test to finished goods storage to shipment. We sell our products to our customers directly or through distributors, with a large percentage of our revenue coming from distributors based in Asia. Most of our products are sold to customers outside the United States because many of our customers or their contract manufacturers are located in Asia.

Key Business Metrics

Revenue.    We monitor revenue as a measure of our overall business performance. Our revenue consists of sales of semiconductor solutions to network equipment vendors in the communications industry.

Revenue of Growth Products.    We have made significant investments in new products, including those derived from the technologies of our acquired companies and those developed organically, which we expect to drive growth and offset the decline of revenue from our legacy products. We expect our growth products to constitute an increasingly larger proportion of our revenue going forward.

Non-GAAP Gross Profit and Non-GAAP Gross Profit Percentage.    We monitor gross profit and gross profit percentage to measure our cost efficiencies, including primarily whether our manufacturing costs are within expectations considering our revenue. These costs are subject to factors such as increases in vendor costs and also based on efficiencies gained or lost in a period. We monitor our non-GAAP gross profit and non-GAAP gross profit percentage because we believe these measures to be indicative of our core business operating results, and they are used by our investors to analyze the health of our business.

These measures are affected by our outsourced manufacturing costs, as well as by the average selling price of our products. The price that we charge to our customers is subject to a variety of factors, including prices charged by our competitors, our cost basis, the size of the order and our relationship with the relevant customer as well as general market and economic conditions. Average selling prices are also impacted to a significant extent by the stages of our products’ life-cycles, with average selling prices being higher early in the life-cycle and decreasing over time as products age and new products are introduced.

Non-GAAP Operating Income.    Non-GAAP operating income is useful for planning purposes, including the preparation of annual operating budgets to determine appropriate levels of operating and capital investments.

Non-GAAP Net Income.    Non-GAAP net income is also useful for planning purposes as described above under “—Non-GAAP Operating Income,” as it reflects the tax effects of non-GAAP adjustments.

We do not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. In computing our non-GAAP financial measures, we exclude non-cash charges such as the amortization of acquired intangible assets and stock-based compensation expense and related tax effects. Please see the reconciliation of our GAAP metrics to our non-GAAP metrics in the section “—Non-GAAP Financial Measures” elsewhere in this Management Discussion and Analysis of Financial Condition and Results of Operations.

Additional details about these key metrics can be found in “—Key Components of Our Results of Operations” and “—Liquidity and Capital Resources.”

Key Components of Our Results of Operations

Revenue

We derive our revenue from sales of high performance communications semiconductor solutions to network equipment vendors in the communications industry. We sell our products to these customers directly or through distributors, with a large percentage of our revenue coming from distributors based in Asia. Most of our products are sold to customers outside the United States because many of our customers or their contract manufacturers are located in Asia. Percentage of our revenue by geographic region is as follows:

	Year Ended December 31,
	2008	2009	2010
United States	14%	12%	17%
China, including Hong Kong	49	55	50
Rest of Asia	23	21	19
Europe	13	10	11
Other	1	2	3

Total	100%	100%	100%

Revenue from our direct customers and distributors for 2008, 2009 and 2010 is as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Direct customers	$88,276	$70,151	$68,577
Distributors	63,850	57,323	72,509

Total	$152,126	$127,474	$141,086

Revenue attributable to our growth and legacy products for 2008, 2009 and 2010 is as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Growth products	$96,827	$84,747	$105,230
Legacy products	55,299	42,727	35,856

Total	$152,126	$127,474	$141,086

Cost of Revenue

Our cost of revenue consists of costs related to sales of our products, or cost of product revenue, and amortization of acquired developed technologies.

Cost of Product Revenue. Cost of product revenue includes the costs of purchased finished products, sorted wafers and outsourced packaging, assembly and test. To a lesser extent, cost of revenue includes expenses relating to depreciation, personnel costs associated with operations logistics and quality control, and write downs for excess and obsolete inventory. We expect cost of product revenue to increase in absolute dollars as we continue to sell more products to end user customers.

Amortization of Acquired Developed Technologies. Amortization of acquired developed technologies consists primarily of amortization expense recognized for developed and core technology intangible assets from our acquisition of Intel’s OND business. These intangible assets are amortized using the straight-line method over their estimated useful lives and will be fully amortized by September 2012.

Operating Expenses

Our operating expenses consist of research and development expenses, sales, general and administrative expenses, restructuring charges and acquired in-process research and development costs. Personnel costs are the most significant component of operating expenses and consist of costs such as salaries, benefits, bonuses and, with regard to our sales and marketing force, sales commissions. Personnel costs also include charges for stock-based compensation. We expect personnel costs to continue to increase in absolute dollars as we hire new employees.

Research and Development. Research and development expenses consist primarily of personnel costs for our engineers engaged in design and development of our products and technologies. Additional research and development expenses include non-recurring engineering expenses, product prototypes, external testing and characterization expenses, depreciation, amortization of design tool software licenses and facility-related expenses. We record all research and development expenses as incurred, except for capital equipment which is depreciated over the estimated useful life of the equipment. We have development teams in Canada, China, India, Taiwan and the United States. We expect research and development expenses to increase in absolute dollars as we continue to enhance our product features and offerings and decrease as a percentage of revenue as our business continues to grow.

Sales, General and Administrative. Sales, general and administrative expenses consist primarily of personnel costs for our sales, marketing, executive, finance, legal, human resources and information technology organizations. Additionally, sales, general and administrative expenses include promotional and other marketing expenses, external sales representative commissions, travel, professional service fees, depreciation and facility-related expenses. Our professional fees principally consist of outside legal, auditing, tax and accounting consultation services and information technology services. We also include amortization of intangible assets such as acquired customer relationships and non-compete agreements within sales, general and administrative expense. We intend to continue our sales and marketing efforts worldwide in order to obtain new customers and increase penetration within our existing customer base. We expect that sales, general and administrative expenses will increase in absolute dollars as our revenue grows and we hire additional personnel, make improvements to our infrastructure and incur significant additional costs for the compliance requirements of operating as a public company, including the costs associated with SEC reporting, Sarbanes-Oxley Act compliance and insurance.

Restructuring Charges. In July 2009, we initiated a restructuring plan that eliminated approximately 30 positions, or 7%, of our global workforce and which was substantially completed in the third quarter of 2009. We recorded $0.6 million in one-time employee termination costs related to the restructuring plan during 2009.

Acquired In-Process Research and Development. We acquired in-process research and development as part of our acquisition of Storm Semiconductor in July 2008. We recorded an in-process research and development charge of $1.0 million at that time.

Interest and Other Income

Interest and other income consists primarily of income earned on our cash, cash equivalents and marketable security investments. We have historically invested our cash in money-market funds and other short-term, investment-grade instruments.

Interest and Other Expense

Interest and other expense consists primarily of interest related to amortization of term loan and line of credit commitment fees and interest on outstanding debt.

Foreign Currency Translation Gain (Loss)

The functional currency of our foreign subsidiaries is the U.S. dollar and all of our revenue transactions are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies of these subsidiaries are re-measured into U.S. dollars using exchange rates in effect at the balance sheet date, except for non-monetary assets, such as property and equipment, which are re-measured using historical exchange rates. Revenue and costs are re-measured using average exchange rates for the period, except for costs related to those balance sheet items that are re-measured using historical exchange rates. The resulting gains and losses from the re-measurement of foreign currency denominated balances into U.S. dollars are included in the consolidated statements of operations.

Provision for Income Taxes

Our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates. Our effective tax rate could also fluctuate due to changes in the valuation of our deferred tax assets or liabilities or by changes in tax laws or regulations. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. We are benefiting from tax holidays from our operations in India, which we expect to continue through March 2011, and in Shanghai, which we expect to continue through 2013.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Our revenue is generated by sales of semiconductor products. Our sales occur through two channels, a direct sales force and distributors. We recognize revenue upon meeting the following basic criteria: persuasive evidence of an arrangement exists; delivery of goods has occurred; the sales price is fixed or determinable; collectability is reasonably assured; and title to products has transferred to the customer which, based on the terms of our agreement with the customer, may occur upon shipment or customer receipt. For direct customers, the criteria are usually met at the time of product shipment to the customers, except for shipments to customers that do not accept title until delivery. In these instances, we do not record the transaction until final delivery has occurred. In addition, we record reductions to revenue for estimated allowances, such as returns and volume arrangements. If actual returns or pricing adjustments exceed our estimates, additional reductions to revenue would result. We defer the recognition of revenue and the related cost of revenue on shipments to distributors because we have granted them rights of return and price protection privileges. We recognize the revenue on shipments to distributors when the distributors have sold the products to end-user customers.

Allowance for Doubtful Accounts

Our revenue is concentrated in a relatively small number of customers and, as a result, we maintain individually significant receivable balances with these parties and we generally do not require collateral for sales on credit. Accordingly, we recognize an allowance for doubtful accounts for our estimate of future losses resulting from the inability of our customers to make required payments. If the financial condition or operations of any of these customers deteriorate substantially, we could be required to increase our allowance which could adversely affect our operating results. We use management judgment when performing periodic evaluations of our customers’ financial condition and evaluating the collectability of our accounts receivable based on known collection risks and historical experience. Management judgment is required because customer evaluations and historical experience may not be indicative of future losses. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit ratings, significant deterioration in financial condition), we record a specific allowance for doubtful accounts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we record reserves for doubtful accounts primarily based on the length of time the receivables are past due, but also based on our historical experience and future expectations.

Inventory Valuation

Inventories consist primarily of sorted wafers, products being assembled or tested by outsourced vendors and finished products. Inventories are stated at the lower of cost or market on a first-in, first-out method. We use management judgment to continually assess the recoverability of our inventory based on historical sales and assumptions about future demand, future product purchase commitments and market conditions.

We write down inventory to expected realizable value based on forecasted demand or potential obsolescence of technology and product life cycles. Estimates of realizable value are impacted by factors such as market and economic conditions, technology changes, new product introductions and changes in strategic business direction. In addition, customer orders are subject to revisions, cancellations and rescheduling. Actual demand may differ from forecasted demand and such differences may result in recording inventory write-downs that could have a material effect on our inventory values and gross profit.

Goodwill and Purchased Intangible Assets

We monitor changes in circumstances that could indicate carrying amounts of long-lived assets, including goodwill and intangible assets, may not be recoverable. Factors we consider in our impairment review include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of the use of the acquired assets or the strategy for our overall business and (iii) significant negative industry or economic trends.

If impairment indicators exist for purchased intangible assets that will continue to be used in our operations, we test for impairment by comparing the carrying value of the affected assets to our estimate of related total future undiscounted net cash flows. If a purchased intangible asset’s carrying value is not recoverable through the related undiscounted cash flows, the asset is considered to be impaired. The impairment is measured by comparing the difference between the asset carrying value to its fair value which is determined based on a discounted net cash flows model.

We perform an annual impairment review of goodwill during the fourth quarter of each year, or more frequently if we believe indicators of impairment exist. In testing goodwill for impairment, we use a combination of the income approach, which is based on the present value of discounted cash flows and terminal value, and the market approach, which estimates fair value based on an appropriate valuation multiple of revenue or earnings derived from comparable companies, adjusted by an estimated control premium. If the estimated fair value of goodwill computed as described above exceeds net book value, we conclude that our goodwill is not impaired.

Otherwise, we compare the estimated implied fair value of goodwill to its carrying value. The excess carrying value of goodwill as compared to the implied fair value is recorded as goodwill impairment.

If our analysis results in impairment of our long-lived assets, including goodwill and acquired intangible assets, we would be required to record a charge to earnings in our financial statements during the period in which such impairment is determined to exist, which may negatively impact our results of operations for that period. These calculations necessary for measuring impairment of goodwill and purchased intangible assets are dependent on several subjective factors, including the timing of future cash flows, future growth rates, the discount rate and a selection of peer market transactions. The discount rate that we use in the income approach of valuation represents the weighted average cost of capital that we believe is reflective of the relevant risk associated with the projected cash flows. Long-lived assets, such as goodwill and purchased intangible assets, are considered non-financial assets, and are recorded at fair value only when an impairment charge is recognized.

Mask Set Costs

We capitalize the costs of purchased mask sets, design templates utilized in the photolithography phase of manufacturing our products, when technological feasibility and marketability have been established. This generally occurs upon the completion of a detailed design, the absence of significant development uncertainties and determination of market acceptance of the related products and design functionality. Such amounts are included in other long-term assets in the consolidated balance sheets and are amortized to cost of revenue over their estimated useful lives, which is generally two years based on historical experience and forecasted demand. If significant uncertainties exist regarding the future utility of a particular mask set, the related costs are expensed to research and development at the time the significant uncertainties are identified.

Income Taxes

We account for income taxes under the liability method. Under this method, we are required to estimate deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities measured using the enacted tax rates that will be in effect when the differences are expected to reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry forwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized. We use management judgment to assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

We are subject to income taxes in the United States and foreign countries, and are subject to corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities may challenge certain positions, and these positions may not be fully sustained. However, our income tax expense includes provisions for amounts intended to satisfy income tax assessments that result from these challenges. We re-evaluate these uncertain tax positions on a quarterly basis. Determining the provisions for these uncertainties and evaluating these tax positions requires management judgment in evaluating the positions and the related jurisdictions needed to properly estimate the income tax expense. We believe that our provision for uncertain tax positions, including related interest and penalties, is adequate based on information currently available to us. The amount ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and therefore could have a material impact on our tax provision, net income and cash flows.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The fair value of the stock-based awards granted to our employees was estimated on the grant dates using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2008	2009	2010
Expected term (weighted average, in years)	6.25	6.25	6.25
Risk-free interest rate	3.3%	3.0%	3.1%
Expected volatility	52%	59%	56%
Expected dividend rate	0%	0%	0%

The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards. These assumptions include:

Expected Term.    The expected term represents the period that our share-based awards are expected to be outstanding and was primarily determined using the simplified method in accordance with guidance provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. We will continue to utilize the simplified method for all “plain vanilla” awards until we have established a reasonable period of representative trading history as a public company, at which time, we will determine the expected term based on the historical option exercise behavior of our employees, expectations about future option exercise behavior and post-vesting cancellations.

Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each award’s expected term.

Expected Volatility.    As we have limited information on the volatility of our common stock because we have no active trading history, we have derived our expected volatility from historical volatilities of several peer public companies deemed to be comparable to our business. If in the future, we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense determined at the date of grant.

Expected Dividend.    The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the beginning of the option plan. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense as it relates to the future grants of our stock-based awards.

Fair Value of our Common Stock.    The fair values of the common stock underlying our stock-based awards were estimated on each grant date by our board of directors, with input from management. Our board of directors is comprised of a majority of non-employee directors that we believe have the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous and retrospective valuations performed by unrelated third-party specialists;

•	rights, preferences and privileges of our convertible preferred stock and redeemable convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance and forecast financial projections;

•	risks inherent in the development of our products and services;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	analysis of peer public company valuations;

•	analysis of transactions involving companies that are comparable to us;

•	illiquidity of stock-based awards involving securities in a private company;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

Determining the fair value of our common stock requires complex and subjective judgment. Our approach to valuation was based, in part, on a discounted future cash flow approach that used our estimates of revenue and costs, driven by assumed market growth rates, as well as appropriate discount rates. These estimates were consistent with the plans and estimates that we used to manage the business. There is inherent uncertainty in making these estimates. In valuing our common stock, we determined the equity value of our business by taking a weighted combination of the value indications under two valuation approaches, an income approach and a market approach. The income approach estimates the present value of future estimated cash flows based upon forecasted revenue and costs. These future cash flows are discounted to their present values using highly subjective assumptions such as a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and are adjusted to reflect the risks inherent in our cash flows. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in our industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of these companies. The fair value of our business was then allocated to each of our classes of stock using either the Option Pricing Method or, more recently, the Probability Weighted Expected Return Method as certainty developed regarding possible discrete events, including an initial public offering, or IPO.

The Option Pricing Method, or OPM, treats common stock, redeemable convertible preferred stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceeds the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

The Probability Weighted Expected Return Method, or PWERM, involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM included non-IPO market based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the equity value is allocated to the preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios, the equity value is allocated pro rata among the shares of common stock and each series of preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. Determining the fair value of the enterprise using the PWERM requires us to estimate the probability of IPO and non-IPO scenarios and if different estimates are used, the fair value of the enterprise could be significantly different.

Over time, as certainty developed regarding possible discrete events, including an IPO, the methodology utilized to allocate our enterprise value to our common stock transitioned from the OPM to the PWERM. Specifically, the OPM was utilized through June 30, 2009, a weighting of the two methods was utilized through June 30, 2010, and only the PWERM has been utilized subsequently.

Information regarding stock option grants to our employees since January 1, 2010 is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value (1)
February 24, 2010	14,424,108	$0.31	$0.31	$4,471,000
July 21, 2010	999,306	$0.34	$0.34	340,000
January 26, 2011	6,198,546	$0.48	$0.48	2,975,000

(1)	Aggregate grant date fair value was determined using the Black-Scholes option-pricing model.

February 2010.    For stock option grants in February 2010, our board of directors determined the fair value of our common stock to be $0.31 per share. This fair value was based on a number of factors, including a December 31, 2009 contemporaneous valuation as the board determined that there were no events during the intervening period which would impact the fair value of our common stock on the date of grant. As noted previously, the OPM is preferred when future outcomes are difficult to predict and the PWERM becomes useful when discrete future outcomes become more predictable. In late 2009, we began to have initial discussions with a small number of investment banks regarding our prospects for an IPO. In determining the final valuation of our common stock, our board of directors weighted the two methods to address the risk of uncertainty related to our estimates of a probable IPO due to uncertainty in the IPO market during this period which was still recovering from the broader economic downturn that took place in 2008 and 2009.

The OPM determined the enterprise value using a market approach. In applying the OPM to the enterprise value during this period, the expected time to a liquidity event of two years was based on a reasonable time frame for us to achieve significant milestones in our business strategy and experience a liquidity event based on market and business conditions prevailing at that time. The volatility of 56% was based on the median volatility over the expected time to a liquidity event for comparable select group of peer publicly traded companies. The risk-free interest rate of 1.1% was based on the yield on a U.S. Treasury bond corresponding to the expected time to a liquidity event. Based on a lack of a public market for our common stock, a discount of 20% was based upon a protective put analysis using the same assumptions for the term, volatility and risk-free rate. The PWERM allocation used a risk adjusted discount rate of 23.5% based upon an adjusted capital asset pricing model and a lack of marketability discount of 20% in the remaining a private company scenario. The expected outcomes applied in the PWERM allocation were weighted as follows: (1) 40% towards IPO scenarios occurring during late 2011 and through 2012, valued using the market approach; (2) 20% towards a private sale occurring during late 2011 and through 2012, valued using the market approach; (3) 10% towards a liquidation scenario, valued using the income approach; and (4) 30% to remaining a private operating company, valued using the income approach. Based upon the equal weighting of the PWERM and OPM results, our board of directors determined the fair value of our common stock to be $0.31 per share.

July 2010.    For stock option grants in July 2010, our board of directors determined the fair value of our common stock to be $0.34 per share. This fair value was based on a number of factors, including a June 30, 2010 contemporaneous valuation as our board of directors determined that there were no events during the intervening period which would impact the fair value of our common stock on the date of grant. In determining the final valuation of our common stock, our board of directors weighted the two methods to address the risk of uncertainty related to our estimates of a probable IPO as the market for IPOs was improving but still not strong during this period.

The OPM determined the enterprise value using a market approach. In applying the OPM to the enterprise value during this period, the expected time to a liquidity event of two years was based on a reasonable time frame for us to achieve significant milestones in our business strategy and experience a liquidity event based on market and business conditions prevailing at that time. The volatility of 56% was based on the median volatility over the expected time to a liquidity event for a select group of peer publicly traded companies. The risk-free interest rate of 0.6% was based on the yield on a U.S. Treasury bond corresponding to the expected time to a liquidity event. Based on a lack of a public market for our common stock, a discount of 20% was based upon a protective put analysis using the same assumptions for the term, volatility and risk-free rate. The PWERM allocation used a risk adjusted discount rate of 22.2% based upon an adjusted capital asset pricing model and a lack of marketability discount of 20% in the remaining a private company scenario. The expected outcomes applied in the PWERM allocation were weighted as follows: (1) 40% towards IPO scenarios occurring during late 2011 and through 2012, valued using the market approach; (2) 20% towards a private sale occurring during late 2011 and through 2012, valued using the market approach; (3) 10% towards a liquidation scenario, valued using the income approach; and (4) 30% to remaining a private operating company, valued using the income approach. Based upon the equal weighting of both valuations our board of directors determined the fair value of our common stock to be $0.34 per share. The increase in the fair value of our common stock from our December 31, 2009 valuation was primarily attributable to our progress towards an IPO, including discussions with investment banks regarding our potential IPO.

January 2011.    For stock option grants in January 2011, our board of directors determined the fair value of our common stock to be $0.48 per share. This fair value was based on a number of factors, including a December 31, 2010 contemporaneous valuation as our of board of directors determined that there were no events during the intervening period which would impact the fair value of our common stock on the date of grant. The December 31, 2010 contemporaneous valuation is based on the PWERM. The PWERM allocation used a risk adjusted discount rate of 24.5% based upon an adjusted capital asset pricing model and a lack of marketability discount of 15% in the remaining a private company scenario. The expected outcomes were weighted as follows: (1) 40% towards IPO scenarios occurring during late 2011, valued using the market approach; (2) 20% towards a private sale occurring during late 2011 and through 2012, valued using the market approach; (3) 10% towards a liquidation scenario, valued using the income approach; and (4) 30% to remaining a private operating company, valued using the income approach. Based upon the valuation, our board of directors determined the fair value of our common stock to be $0.48 per share. The increase in fair value of our common stock from our June 30, 2010 valuation was primarily attributable to our progress towards an IPO, planned new product introductions, the hiring of key employees and expanded discussions with investment bankers, including the scheduling of an organizational meeting to be held on January 13, 2011.

Our stock-based compensation expense for awards granted to our employees is as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Cost of revenue	$124	$70	$89
Research and development	954	666	701
Sales, general and administrative	711	671	810

Total stock-based compensation	$1,789	$1,407	$1,600

As of December 31, 2010, we had $2.5 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted average period of three years. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees. Also upon completion of this IPO, our common stock will be publically traded and will therefore be subject to potential significant fluctuations in the market price. Such fluctuations, if they occur, could impact the volatility used in the fair value calculations which could also impact our future stock-based compensation, as increased volatility would increase the fair value of the related awards granted in future periods. In addition, increases and decreases in market price of our common stock will also increase and decrease the fair value of our stock-based awards granted in future periods.

Results of Operations

Comparison of the Years Ended December 31, 2009 and 2010

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands)
Revenue	$127,474	$141,086	$13,612	11%
Cost of revenue:
Product cost of revenue	53,522	52,920	(602)	(1)
Amortization of acquired developed technologies	18,796	18,716	(80)	—

Total cost of revenue	72,318	71,636	(682)	(1)

Gross profit	55,156	69,450	14,294	26
Operating expenses:
Research and development	45,814	50,153	4,339	9
Sales, general and administrative	28,509	29,648	1,139	4
Restructuring charges	554	—	(554)	(100)

Total operating expenses	74,877	79,801	4,924	7

Operating loss	(19,721)	(10,351)	9,370	NM
Interest and other income	231	116	(115)	(50)
Interest and other expense	(271)	(130)	141	(52)
Foreign currency translation gain (loss)	70	(173)	(243)	(347)

Loss before income taxes	(19,691)	(10,538)	9,153	NM
Provision for income taxes	1,649	178	(1,471)	(89)

Net loss	$(21,340)	$(10,716)	$10,624	NM

NM	is not meaningful.

Revenue

Revenue in 2010 increased by $13.6 million, or 11%, from $127.5 million in 2009 to $141.1 million in 2010 as we experienced a recovery from the global economic downturn in 2009. Revenue from our growth products increased by $20.5 million, or 24%, from $84.7 million in 2009 to $105.2 million in 2010. The increase was due primarily to growth in sales of new products in access, data center and transport markets. Revenue from our legacy products decreased by $6.8 million, or 16%, from $42.7 million in 2009 to $35.9 million in 2010.

Cost of Revenue and Gross Profit

Total cost of revenue decreased by $0.7 million, or 1%, from $72.3 million in 2009 to $71.6 million in 2010. Product cost of revenue decreased by $0.6 million, or 1%, from $53.5 million in 2009 to $52.9 million in 2010. Despite the increase of revenue during this period, total cost of revenue decreased due to yield improvements and negotiated cost savings with our suppliers.

Total gross profit increased by $14.3 million, or 26%, in 2010, or from 43% of revenue in 2009 to 49% of revenue in 2010. Our increase in gross profit was the result of increased unit shipments, yield improvements and negotiated cost savings with our suppliers, partially offset by lower average selling prices.

Research and Development

Research and development expenses increased $4.3 million, or 9%, from $45.8 million in 2009 to $50.2 million in 2010. In 2010, we had a $3.7 million increase in research and development personnel costs due to increased headcount and higher salaries, a $1.5 million increase in consulting expenses to support the development of access and transport products and a $0.4 million increase in allocated facilities costs associated with the increased headcount during the period. These increases were partially offset by a $0.9 million decrease in other research and development related costs such as prototypes, testing and qualification expenses, a $0.5 million decrease in amortization of design tool software licenses and a $0.4 million decrease in depreciation expenses.

Sales, General and Administrative

Sales, general and administrative expenses increased $1.1 million, or 4%, from $28.5 million in 2009 to $29.6 million in 2010. The increase was primarily due to a $0.6 million increase in personnel costs as a result of increased headcount and a $0.3 million increase in bad debt expense as a result of increasing our allowance for doubtful accounts. These increases were partially offset by a $0.4 million decrease in accounting and legal expenses.

Restructuring Charges

During the third quarter of 2009, we recorded restructuring charges of $0.6 million for the severance and benefit costs incurred in connection with a workforce reduction. The affected employees were based in North America, Taiwan and India.

Interest and Other Income

Interest income decreased $0.1 million, or 50%, from $0.2 million in 2009 to $0.1 million in 2010. The decrease was primarily due to lower interest rates on cash and investment balances in 2010.

Interest and Other Expense

Interest expense decreased $0.1 million, or 52%, from $0.3 million in 2009 to $0.1 million in 2010. The decrease was primarily the result of repaying our outstanding term loan balance of $3.0 million in August 2009.

Provision for Income Taxes

Our effective tax rates have differed from the U.S. federal statutory rate primarily due to the tax impact of foreign operations, state taxes and research and development tax credits. Provision for income taxes decreased $1.5 million from $1.6 million in 2009 to $0.2 million in 2010. The decrease was due in part to amounts recorded in 2009 to provide for previously claimed foreign research and development tax credits for which no similar provisions were necessary in 2010. Additionally, in 2010 we realized a benefit from the release of the valuation allowance related to certain operating losses in a foreign jurisdiction and lower foreign taxes related to a tax holiday which was confirmed in 2010.

Comparison of the Years Ended December 31, 2008 and 2009:

	Year Ended December 31,		Change
	2008	2009	$	%
	(in thousands)
Revenue	$152,126	$127,474	$(24,652)	(16)%
Cost of revenue:
Product cost of revenue	65,725	53,522	(12,203)	(19)
Amortization of acquired developed technologies	18,604	18,796	192	1

Total cost of revenue	84,329	72,318	(12,011)	(14)

Gross profit	67,797	55,156	(12,641)	(19)
Operating expenses:
Research and development	41,461	45,814	4,353	10
Sales, general and administrative	29,278	28,509	(769)	(3)
Restructuring charges	—	554	554	NM
Acquired in-process research and development	971	—	(971)	(100)

Total operating expenses	71,710	74,877	3,167	4

Operating loss	(3,913)	(19,721)	(15,808)	NM
Interest and other income	724	231	(493)	(68)
Interest and other expense	(682)	(271)	411	(60)
Foreign currency translation gain	171	70	(101)	(59)

Loss before income taxes	(3,700)	(19,691)	(15,991)	NM
Provision for income taxes	762	1,649	887	116

Net loss	$(4,462)	$(21,340)	$(16,878)	NM

NM is not meaningful.

Revenue

Revenue in 2009 decreased by $24.7 million, or 16%, from $152.1 million in 2008 to $127.5 million in 2009. The decline in revenue was primarily driven by lower sales volume in 2009 compared to 2008 due to the adverse global economic conditions. As a result, revenue from our growth products decreased by $12.0 million, or 12%, from $96.8 million in 2008 to $84.7 million in 2009. Revenue from our legacy products decreased by $12.6 million, or 23%, from $55.3 million in 2008 to $42.7 million in 2009.

Cost of Revenue and Gross Profit

Total cost of revenue decreased by $12.0 million, or 14%, from $84.3 million in 2008 to $72.3 million in 2009, primarily due to decrease in revenue. Total cost of revenue decreased at a lesser rate than the decrease in revenue as the cost of revenue includes amortization of acquired developed technologies which does not vary proportionally with the fluctuation in revenue.

Total gross profit decreased by $12.6 million, or 19% in 2009, or from 45% of revenue in 2008 to 43% of revenue in 2009. Our decrease in gross profit was driven primarily by decrease in revenue and the structure of cost of revenue.

Research and Development

Research and development expenses increased $4.4 million, or 10%, from $41.5 million in 2008 to $45.8 million in 2009 to support our efforts in new product development and introduction. In 2009, we had an increase of $1.5 million in research and development personnel costs related to increased headcount, a $1.7 million increase in design tool software expenses and a $2.3 million increase in non-recurring engineering costs.

Sales, General and Administrative

Sales, general and administrative expenses decreased $0.8 million, or 3%, from $29.3 million in 2008 to $28.5 million in 2009. The decrease was primarily due to a $1.3 million decrease in consulting fees related to sales and information technology, a $0.9 million decrease in external commissions, a $0.4 million decrease in audit and tax fees and a $0.3 million decrease in bad debt expense. These decreases were partially offset by a $1.6 million increase in personnel costs resulting from increased headcount, a $0.3 million increase in legal expenses and a $0.2 million increase in allocated facilities costs.

Restructuring Charges

During the third quarter of 2009, we recorded restructuring charges of $0.6 million for the severance and benefit costs incurred in connection with a workforce reduction. The affected employees were based in North America, Taiwan and India.

Acquired In-Process Research and Development

In July 2008, we acquired Storm Semiconductor, a Taiwan-based privately held semiconductor company. On the acquisition date, we recorded $1.0 million of charges for the acquired in-process research and development.

Interest and Other Income

Interest income decreased $0.5 million, or 68%, from $0.7 million in 2008 to $0.2 million in 2009. The decrease was primarily due to lower interest rates on lower cash and investment balances in 2009.

Interest and Other Expense

Interest expense decreased $0.4 million, or 60%, from $0.7 million in 2008 to $0.3 million in 2009. The decrease was primarily due to reduced loan balances as we repaid the entire balance of our term loan in August 2009.

Provision for Income Taxes

Provision for income taxes increased $0.9 million from $0.8 million in 2008 to $1.6 million in 2009 principally as a result of additional income tax expense recorded due to a reduction in benefits previously recognized on certain foreign research and development tax credits.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for each of the eight quarters in the two-year period ended December 31, 2010. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of the quarterly historical periods presented below are not necessarily indicative of the results of operations for a full year or any future periods.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands)
Revenue	$25,476	$32,705	$34,329	$34,964	$32,142	$35,431	$35,877	$37,636
Cost of revenue:
Product cost of revenue	12,480	13,512	13,448	14,082	12,198	13,468	13,562	13,692
Amortization of acquired developed technologies	4,701	4,701	4,701	4,693	4,679	4,679	4,679	4,679

Total cost of revenue	17,181	18,213	18,149	18,775	16,877	18,147	18,241	18,371

Gross profit	8,295	14,492	16,180	16,189	15,265	17,284	17,636	19,265

Gross profit percentage	33%	44%	47%	46%	47%	49%	49%	51%

Operating expenses:
Research and development	$10,598	$12,135	$12,204	$10,877	$12,334	$11,918	$13,195	$12,706
Sales, general and administrative	7,110	7,354	6,972	7,073	7,257	7,415	7,529	7,447
Restructuring charges	—	—	554	—	—	—	—	—

Total operating expenses	17,708	19,489	19,730	17,950	19,591	19,333	20,724	20,153

Operating loss	(9,413)	(4,997)	(3,550)	(1,761)	(4,326)	(2,049)	(3,088)	(888)
Interest and other income	114	30	46	41	36	40	25	15
Interest and other expense	(89)	(52)	(69)	(61)	(37)	(28)	(32)	(33)
Foreign currency translation gain (loss)	(56)	(26)	78	74	(3)	(8)	(80)	(82)

Loss before income taxes	(9,444)	(5,045)	(3,495)	(1,707)	(4,330)	(2,045)	(3,175)	(988)
Provision (benefit) for income taxes	762	151	210	526	201	11	(4)	(30)

Net loss	$(10,206)	$(5,196)	(3,705)	$(2,233)	$(4,531)	$(2,056)	$(3,171)	$(958)

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands)
Non-GAAP Financial Measures (1):
Non-GAAP gross profit	$13,009	$19,213	$20,900	$20,900	$19,967	$21,989	$22,337	$23,962
Non-GAAP gross profit percentage	51%	59%	61%	60%	62%	62%	62%	64%
Non-GAAP operating income (loss)	$(3,946)	$447	$1,892	$3,658	$1,108	$3,389	$2,341	$4,508
Non-GAAP net income (loss)	$(4,776)	$179	$1,913	$3,036	$899	$3,327	$2,241	$4,444

(1)	See reconciliation of our non-GAAP measures in the section below “—Non-GAAP Financial Measures.”

Revenue has generally increased over the eight quarters presented due to continued new product introductions.

Our quarterly revenue has at times fluctuated, notably in the first quarters of each year. We believe this fluctuation may be influenced by seasonal factors such as the Chinese New Year where most of our customers shut down their operations. Also contributing to the decline in revenue in the first half of 2009 was the global financial and economic crisis, which resulted in reduced orders as our customers did not replenish inventories as expected.

In July 2009, we adopted a restructuring plan to realign our cost structure with the then prevailing macroeconomic business conditions. The plan eliminated approximately 30 positions, or 7%, of our global workforce and was substantially completed in the third quarter of fiscal year 2009.

Non-GAAP Financial Measures

We believe that the use of non-GAAP gross profit, non-GAAP gross profit percentage, non-GAAP operating income (loss) and non-GAAP net income (loss) is helpful for an investor to determine whether to invest in our common stock. In computing our non-GAAP financial measures, we exclude items included under GAAP that may not be indicative of our core business operating results, specifically, non-cash charges for the amortization of acquired intangible assets, which will be substantially amortized by September 2012, and stock-based compensation expense and related tax effects. We believe the exclusion of these non-cash charges is useful to investors because it is more indicative of our core business operating results and the health of our business.

Additionally, referring to these non-GAAP financial measures is helpful to us in assessing our performance and in planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate our internal trending of historical performance and liquidity as well as comparisons to our competitors’ operating results. In addition, in years prior to 2010, when we had a profitability component of our performance-based cash bonus targets, we used non-GAAP operating income to determine attainment of targets for key employees and executive officers. Using these non-GAAP measures to evaluate our business also allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our stockholders. Further explanation of the excluded items is provided below:

•

Amortization of Acquired Intangible Assets.    Included in our financial results is the amortization of acquired intangible assets associated with prior acquisitions and which is non-cash in nature. We exclude these expenses from our non-GAAP financial measures because we believe they are not indicative of our current and expected core operating performance.

•

Stock-Based Compensation Expense.    Included in our financial results are non-cash charges for the fair value of stock options granted to employees. We believe that excluding these charges from our non-GAAP financial measures provides for more accurate comparisons of our historical and current operating results to those of similar companies because various valuation methodologies with subjective assumptions may be used to calculate stock-based compensation expense.

•

Income Tax Effect of Non-GAAP Adjustments.    This amount adjusts the provision for (benefit from) income taxes to reflect the effect of the non-GAAP adjustments on non-GAAP net income. The adjustments were calculated by applying our effective tax rate in the jurisdiction to which the non-GAAP item relates.

These non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate such financial results differently, particularly related to non-recurring, unusual items. Our non-GAAP financial measures are not measurements of financial performance under GAAP, and should not be considered as alternatives to gross profit, gross profit percentage, operating income (loss) and net income (loss) or as indications of operating performance or any other measure of performance derived in accordance with GAAP. We do not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results.

The following table reflects the reconciliation of GAAP financial measures to our non-GAAP financial measures.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands)
Gross profit	$8,295	$14,492	$16,180	$16,189	$15,265	$17,284	$17,636	$19,265
Gross profit percentage	33%	44%	47%	46%	47%	49%	49%	51%

Non-GAAP adjustments:
Amortization of acquired developed technologies	$4,701	$4,701	$4,701	$4,693	$4,679	$4,679	$4,679	$4,679
Stock-based compensation	13	20	19	18	23	26	22	18

Non- GAAP gross profit	$13,009	$19,213	$20,900	$20,900	$19,967	$21,989	$22,337	$23,962

Non-GAAP gross profit percentage	51%	59%	61%	60%	62%	62%	62%	64%

Operating loss:	$(9,413)	$(4,997)	$(3,550)	$(1,761)	$(4,326)	$(2,049)	$(3,088)	$(888)
Non-GAAP adjustments:
Amortization of acquired intangible assets	5,094	5,094	5,094	5,083	5,046	5,017	5,017	5,017
Stock-based compensation	373	350	348	336	388	421	412	379

Non-GAAP operating income (loss)	$(3,946)	$447	$1,892	$3,658	$1,108	$3,389	$2,341	$4,508

Net loss	$(10,206)	$(5,196)	$(3,705)	$(2,233)	$(4,531)	$(2,056)	$(3,171)	$(958)
Amortization of acquired intangible assets	5,094	5,094	5,094	5,082	5,045	5,017	5,017	5,017
Stock-based compensation	373	350	348	336	388	421	412	379
Tax effects of non-GAAP adjustments	37	69	(176)	150	4	55	17	(6)

Non-GAAP net income (loss)	$(4,776)	$179	$1,913	$3,036	$899	$3,327	$2,241	$4,444

Liquidity and Capital Resources

Our principal source of liquidity as of December 31, 2010 consisted of $40.9 million of our cash, cash equivalents and marketable securities. In addition, we have access to an unused line of credit in the amount of $15.0 million as of December 31, 2010. This credit facility is based on our eligible accounts receivable, has an interest rate of prime rate plus 0.25% and will expire in August 2011. Since inception, our operations have been financed primarily by net proceeds of $225.9 million from the sales of shares of our convertible preferred stock and convertible redeemable preferred stock and, in 2008 and 2010, by cash generated from operations. We believe our current cash, cash equivalents and marketable securities will be sufficient to satisfy our liquidity requirements for the next 12 months.

Our primary uses of cash are to fund operating expenses, purchases of inventory and the acquisition of property and equipment. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses. We have also used cash to repay our outstanding indebtedness in the past.

Our primary sources of cash are customer payments from sales of our products. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable vary from period to period depending on the payment cycles of our customers.

Our cash flows for 2008, 2009 and 2010 were as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$29,574	$(3,026)	$15,378
Net cash used in investing activities	(19,825)	(2,226)	(6,528)
Net cash provided by (used in) financing activities	(3,935)	(4,754)	113

Net increase (decrease) in cash and cash equivalents	5,814	(10,006)	8,963
Cash and cash equivalents at beginning of period	22,160	27,974	17,968

Cash and cash equivalents at end of period	$27,974	$17,968	$26,931

Net Cash Provided By (Used In) Operating Activities

Net cash provided by operating activities in 2010 primarily reflected our net loss of $10.7 million, which included net non-cash charges of $28.0 million, consisting primarily of depreciation and amortization of property and equipment and intangible assets and stock-based compensation. In addition, cash provided by operations included an increase in accrued payroll and related benefits of $1.3 million due to increased headcount of 47 employees during 2010. Cash provided by operations was partially offset by decreases in accounts payable of $2.5 million mainly due to timing of payments.

Net cash used by operating activities in 2009 primarily reflected the net loss of $21.3 million, which included net non-cash charges of $27.9 million, consisting primarily of depreciation and amortization of property and equipment and intangible assets and stock-based compensation. In addition, cash used included increases in accounts receivable of $5.7 million, prepaid expenses and other current assets of $1.6 million and other long-term assets of $2.5 million and decreases in deferred margin on shipments to distributors of $1.5 million. Accounts receivable increased due to higher revenue and a higher proportion of sales at the end of the fourth quarter of 2009. Prepaid expenses and other current assets increased due to prepayments required for certain software licenses for our research and development projects. Other long-term assets increased due to the capitalization of mask set costs during 2009 as our new products completed their development cycle and went into production.

Net cash provided by operating activities in 2008 primarily reflected the net loss of $4.5 million, which included net non-cash charges of $28.7 million, consisting primarily of depreciation and amortization of property and equipment and intangible assets, stock-based compensation and acquired in-process research and development expense. In addition, cash provided by operations included increases in accrued payroll and related benefits of $1.3 million due to increases in personal time off and bonuses and decreases in accounts receivable of $3.7 million and inventory of $5.1 million. Cash provided by operations was partially offset by decreases in accrued liabilities of $2.6 million and deferred margin on shipments to distributors of $2.0 million. Accounts receivable decreased in 2008 mainly attributed to the increase in our collection efforts and lower distributor purchases in December 2008 as a result of the global economic slowdown. Our inventory decreased during 2008 due to our efforts to maintain lower inventory levels, in anticipation of lower demand due to macroeconomic conditions.

Net Cash Used In Investing Activities

Net cash used in investing activities in 2008, 2009 and 2010 consisted of purchases of marketable securities of $12.8 million, $13.0 million and $14.0 million. In 2009 and 2010, proceeds from maturities of marketable securities were $13.0 million each. There were no proceeds from maturities of marketable securities in 2008. Purchases of property and equipment were $7.0 million, $2.2 million and $5.5 million in 2008, 2009 and 2010.

Net Cash Provided By (Used In) Financing Activities

Net cash used in financing activities consisted of principal payments under a loan agreement with a financial institution of $4.0 million and $5.3 million during 2008 and 2009. During 2009, these payments were partially offset with proceeds from a note payable of $0.4 million. Net cash used in financing activities was offset by the net proceeds from the exercise of stock options of $0.1 million, $0.2 million and $0.3 million during 2008, 2009 and 2010.

Contractual Obligations, Commitments and Contingencies

Operating lease obligations consist of facilities leases and software design tool licenses. Purchase obligations consist of non-cancelable inventory and non-inventory purchase commitments. The following table summarizes our outstanding contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$17,322	$3,720	$7,917	$3,740	$1,945
Purchase obligations	16,900	15,300	800	800	—

Total contractual obligations	$34,222	$19,020	$8,717	$4,540	$1,945

In the normal course of our business, we periodically enter into agreements that require us to indemnify either customers or suppliers for specific risks, such as claims for property damage arising out of the use of our products or claims alleging that our products infringe third-party patents or other intellectual property. While our maximum exposure under these indemnification provisions cannot be estimated, and are not included in the table above, these indemnification obligations are not expected to have a material impact on our consolidated results of operations or financial condition.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2009 and 2010, we were not involved in any unconsolidated SPE transactions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include:

Interest Rate Risk

We had cash and cash equivalents of $18.0 million and $26.9 million as of December 31, 2009 and 2010 which consist of bank deposits and money market funds. We also had short-term marketable securities of $13.0 million and $14.0 million as of December 31, 2009 and 2010 which are invested in certificates of deposit and U.S government treasury bills with maturities of less than one year. Such interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during the year ended December 31, 2010 would not have had a material impact on our consolidated financial statements.

Foreign Currency Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries’ operating expenses, primarily in Canada, China, Taiwan and India, denominated in the respective local currency. A hypothetical change of 10% in foreign currency exchange rates would have less than a $1.0 million impact on our consolidated financial statements or results of operations. All of our sales and inventory purchases are transacted in U.S. dollars.

To date, we have used derivative financial instruments primarily to manage exposures to foreign currency risks, specifically forward exchange contracts, to hedge a portion of our forecasted Canadian-currency-denominated payroll transactions expected to occur within one to 12 months. The effect of exchange rate changes on forward exchange contracts is expected to offset the effect of exchange rate changes on the underlying hedged item. We do not use derivative financial instruments for speculative or trading purposes.

Recently Issued Accounting Pronouncements

Refer to Note 1 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for discussion of recently issued accounting pronouncements.

BUSINESS

Overview

We are a leading provider of high-performance communications semiconductor solutions enabling next generation network connectivity and efficient bandwidth delivery from the core network to the home network. Our broad product portfolio includes carrier-class semiconductor devices for next generation optical transport and passive optical network systems, as well as data center connectivity and digital home solutions. We currently have over 800 customers, including leading global network equipment vendors such as Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, FiberHome Technologies Group, Fujitsu Limited, Juniper Networks, Inc., Nokia Siemens Networks and ZTE Corporation. Our solutions are installed in many leading global service provider networks, including Bharat Sanchar Nigam Ltd., or BSNL, China Mobile Limited, China Telecom Corp. Ltd., China Unicom (HK) Limited, Deutsche Telecom AG, KT Corporation, PCCW Limited, Telecom Italia Group, Telefónica S.A. Telstra Corporation Limited and Vodafone Group plc.

The proliferation of video content, social networking and cloud computing has resulted in explosive growth of fixed and mobile network traffic. This growth in network traffic is creating fundamental business challenges as well as significant revenue opportunities for service providers and network equipment vendors. To capitalize on these opportunities, service providers are upgrading their networks to provide increased bandwidth, guaranteed service delivery, anytime-anywhere accessibility and network security. Network equipment vendors are increasingly utilizing communications semiconductors as the fundamental building blocks of these intelligent next generation networks. According to Gartner, the market for communications application specific integrated circuits and application specific standard products was $41 billion in 2010.

We provide platform solutions, and our broad portfolio of carrier-class semiconductor devices addresses our customers’ key requirements for power, scalability and the flexibility to deliver feature-rich content and services. In addition, for the majority of these solutions, we are currently the sole source for our customers. Our differentiated system-on-a-chip solutions enable seamless deployment and network upgrades and incorporate highly integrated, high-performance analog, digital and mixed-signal semiconductor technologies, proprietary software algorithms, serial connectivity, advanced geometries, multi-protocol support and backward compatibility with existing network infrastructure.

We are a fabless global semiconductor company with 437 employees as of December 31, 2010. In the year ended December 31, 2010, we generated revenue of $141.1 million, net loss of $10.7 million and non-GAAP net income of $10.9 million, which excludes certain non-cash charges which are more fully explained in “Management’s Discussion of Financial Condition and Results of Operations—Non-GAAP Financial Measures” appearing previously in this prospectus. We have been profitable on a non-GAAP basis for the past seven quarters, while having incurred GAAP net losses during these quarters.

Our Industry

Network Traffic Is Growing at an Accelerating Rate as Connectivity Becomes Fundamental to Everyday Life

Global Internet Protocol, or IP, traffic is growing at an accelerating rate, placing a tremendous strain on global communications networks. According to Cisco’s Visual Networking Index of June 2, 2010, global IP traffic is expected to grow from 19.9 exabytes per month in 2010 to 62.4 exabytes per month in 2014, representing a compound annual growth rate, or CAGR, of 33%. The single largest driver of this growth is the increasing demand for video content, which typically requires more bandwidth than voice or data traffic. Cisco’s Visual Networking Index projects Internet video traffic, which includes Internet video, Internet video-to-TV, video calling and peer-to-peer sharing, to grow from 9.1 exabytes per month in 2010 to over 30.7 exabytes per month in 2014, constituting approximately 75% of total consumer Internet traffic in 2014.

Consumer demand for continuously available and customizable rich-media services, such as cloud-based services, social networking and popular, or killer, applications has changed the nature of network traffic. The proliferation of these new forms of content and media means consumers not only consume online content, but also increasingly create and share it over the Internet, personalizing the Internet experience.

The delivery model of services to end users is also changing with the proliferation of connected mobile devices such as smartphones, tablets, notebooks and e-readers and the widespread availability of wireless broadband. Consumers increasingly expect to access and share content anytime and anywhere, creating bottlenecks in every segment of global communications networks. According to Cisco’s Visual Networking Index of February 1, 2011, global mobile data traffic is expected to grow from 0.2 exabytes per month in 2010 to 3.6 exabytes per month in 2014, representing a CAGR of 99%. The convergence of these factors has fundamentally shifted the demands of the market, forcing communications service providers to adapt to changing market conditions.

Communications Service Providers Are Seeking New Revenue Opportunities to Manage Fundamental Business Challenges and Increased Competition

The communications industry has undergone a significant transformation over the last decade as traditional services have become increasingly commoditized and competition has intensified. Historically, voice, video, broadband and mobile services were delivered by separate service providers. The convergence of voice and data networks has enabled service providers to bundle services to generate new revenue and capture greater share of their customers’ spending. Service providers are facing competition from content providers as new entrants like Amazon.com, Inc., Google Inc., Netflix, Inc. and Skype S.à r.l. are increasingly seeking to offer over-the-top services, or content services directly to the consumer through the cloud. In addition, local and regional utility companies are starting to provide various communication services through smart meters and smart appliances.

To meet the increase in bandwidth demand and support the demand for expanded service offerings, service providers are investing significant amounts of capital, building next generation networks that have greater capacity and reach and are more intelligent and robust than networks of the past.

Communications Semiconductors: A Key Enabler of Next Generation Networks

Illustrative Network Infrastructure

Global networks consist of multiple critical elements as illustrated in the diagram above. These elements are as follows:

•	core networks, which move traffic between cities, countries and continents;

•	metro networks, which connect large metropolitan networks, as well as the data center connectivity environments within them;

•	central offices, which aggregate access traffic for delivery to the metro network; and

•	access networks, which deliver traffic to endpoints of the network, including enterprises and homes.

Transport

Accelerating growth in network traffic is increasingly straining core and metro networks, driving demand for next generation, flexible and cost-effective solutions. In addition, capacity expansions in metro and access networks have created significant bottlenecks in transport networks, requiring upgrades to next generation technologies.

Network capacity build-outs by service providers have taken place on a regional scale, with North America, Korea and Japan being the early adopters of next generation networks followed by China and India, as well as other regions such as South America, the Middle East and Africa. In addition, service providers in developed countries have typically preferred to upgrade existing network infrastructure while those in emerging markets have been more likely to invest in greenfield networks. In some countries, such as China, service providers have chosen to build out network capacity through a combination of greenfield investments and upgrades.

The mainstream technology currently deployed by the industry was originally designed for voice services. To keep pace with the demand for bandwidth, the industry upgraded many legacy networks, making them capable of transmission at 10 Gbps, or 10G. However, as this transmission speed has become insufficient to accommodate the rapidly growing demand for bandwidth, service providers are accelerating deployments of next generation networks capable of transmission at 40 Gbps, or 40G, as well as trial deployments of networks capable of transmission at 100 Gbps, or 100G. For example, we believe that the transition from 10G to 40G is occurring at a faster rate than the prior transition from 2.5G to 10G, and the adoption rate of 100G is expected to be even faster. New generations of carrier-class communications semiconductor devices are the key enablers of faster speeds, longer reach and more reliable networks.

Infonetics, an independent research firm, forecasts the number of 10G, 40G and 100G wave division multiplexing transport ports to grow from approximately 73,000 ports in 2010 to 232,000 ports in 2014, representing a CAGR of 33%.

Access

As service providers increasingly roll out quad-play services, or services that combine voice, video, data and wireless, they are required to invest significant amounts of capital to expand capacity in access networks. In addition to enabling quad-play services, access networks have also become the gateway to monetizing a new generation of content delivery and services, creating new revenue opportunities for service providers. Access network build-outs and upgrades around the globe have accelerated as applications such as over-the-top video on demand, IPTV, social networking and internet gaming drive the need for bandwidth.

Access networks are transitioning to optical fiber as copper lines, primarily used in legacy networks, have reached their bandwidth limitations. Optical fiber, and the communications semiconductor devices that enable bandwidth delivery over optical fiber, have emerged as the key components of high capacity next generation access networks. Passive Optical Network, or PON, fiber optic technology is the next evolutionary technology for broadband access, and enables 1 Gbps, or 1G, transmission speeds to the home, a 100-fold increase over legacy copper networks.

Service providers in Japan, China, Korea and Taiwan have been early adopters of PON technology and have aggressively deployed it in their home markets. In North America and Europe, service providers are starting to follow the migration to PON technology. China in particular is expected to be a significant market, as are North America and Europe.

Infonetics forecasts the total PON equipment market to grow from 13.6 million ports in 2010 to 31.9 million ports in 2014, representing a CAGR of 23%.

Data Center Connectivity

Ubiquitous broadband, the emergence of hosted solutions and an increasingly mobile workforce are driving widespread adoption of cloud computing technology by enterprises. This adoption, coupled with ongoing data center consolidation and an increasing focus on managing operating costs, has resulted in the rapid expansion of large-scale, virtualized data center deployments. Companies such as Amazon and Google have built large, cost-effective data centers not only for their own use, but also to provide computing capacity to their customers over the Internet.

Next generation data centers require cost-effective, carrier-class networking solutions that provide flexibility, high density, performance, resiliency and reliability. The ability to contain power in small footprints, connect a large mesh of computing nodes and deliver robust quality of service across these large data and storage domains requires the deployment of sophisticated solutions which incorporate analog and digital signal processing and software. The industry faces specific challenges such as enabling 10G connectivity and low latency while keeping power consumption to a few hundred milli-watts per 10G port, as well as the ability to aggregate large volumes of data from many server elements into high speed and very dense aggregation media access control, or MAC, devices.

According to Gartner, an independent research firm, total enterprise 10G switched ports are expected to grow from 4.3 million in 2010 to 20.3 million in 2014, representing a CAGR of 47%.

Digital Home

The availability of quad-play services is transforming home offices into functional work environments and living rooms into sophisticated entertainment centers where families gather to enjoy feature-rich content. As a result, the home has become a tremendous revenue opportunity for service and content providers. Service providers are transitioning from providing uni-directional service delivery mechanisms to providing multi-directional, personalized and on-demand service platforms that support the delivery of quad-play and emerging broadcast services such as 3D and over-the-top video. The control and delivery of bandwidth and content in the home is migrating from one-way set-top boxes and first generation digital home gateways, to home servers and routing engines that enable user programmability, robust connectivity and quality of service. This transition will be facilitated by the next generation of digital home gateways which will distribute quad-play services throughout the home from a single access point. Over time, this digital home gateway will become an alternative to the traditional set-top box in the home.

This next generation architecture is also enabling service providers to deliver a broader spectrum of content and services such as home security, home automation and managed home applications. As tablets, smart phones and smart appliances are integrated around the core routing engine of the digital home, a new generation of killer applications is expected to become available that can be readily downloaded and used on these appliances, further increasing the demand for robust networks.

According to Infonetics, the market for residential gateways was $3.1 billion in 2010.

Challenges with Existing Solutions

Increased levels of network traffic, resulting from the proliferation of bandwidth-intensive content, are creating network bottlenecks and bandwidth constraints across every segment of the communications network.

While traditional communications semiconductor solutions were adequate for basic network processing, they are ineffective at addressing current levels of bandwidth. As a result, service providers and network equipment vendors are increasingly turning to next generation carrier-class semiconductor solutions for cost-effective and high-performance networking technologies.

Power Consumption, the Ever Growing Problem.    Expanding network capabilities require increased processing performance, which necessitates low power solutions to support appropriate functionality and optimize total cost of ownership. Consequently, power efficiency has become a global focus point for service providers and network equipment vendors. Semiconductors requiring more power generate more heat, which not only directly impacts the life expectancy of the individual semiconductor components, but also affects the life expectancy and performance of the entire system. As a result, the networking device containing the semiconductor and the location where the network equipment is stored must be constantly cooled, adding a significant operating expense for service providers. In addition, many government agencies globally are proposing mandates for reductions in total network power consumption in service provider networks and enterprises. To effectively address enhanced performance requirements and adhere to lower power mandates, communications semiconductors must combine smaller geometries, incorporate new techniques for shutting down portions of the semiconductor not used for certain applications, integrate line cards and add functionality by incorporating mixed-signal design expertise and serial high-speed analog technology for communicating between circuits and device terminals.

Scaling Network Capacity.    Network capacity must scale to match the growth in bandwidth, necessitating larger and more sophisticated networks. Network complexity increases as capacity scales, amplifying the potential risk for network breakdowns and deterioration of quality of service. To effectively scale, communications semiconductors must be able to maintain low power and low cost while providing high reliability and backward compatibility.

Rich Service Delivery.    As content and services evolve from simple, discrete, uni-directional services to complex, multi-directional suites of services, service providers require new service delivery mechanisms. To deliver a customized, feature-rich experience, service providers require the ability to seamlessly tailor interactive content for each consumer, necessitating high levels of bandwidth-on-demand. To effectively deliver these multi-directional service platforms, service providers require the ability to measure bandwidth delivery, provide security across the network and remotely manage and monitor services.

These dynamic requirements and challenges across the network make it difficult for many semiconductor vendors to effectively address multiple network segments due to their focus on isolated segments of the network. To effectively address these challenges, communications semiconductor providers must have an end-to-end, carrier-class solution across multiple network segments.

Our Solutions

Our global expertise in developing carrier-class, end-to-end platform solutions for the communications network from the core network to the home network uniquely positions us to address the complex challenges and requirements of service providers and network equipment vendors. We are able to leverage our systems-level expertise, our relationships with leading network equipment vendors and global service providers, as well as multiple years of experience in communications networking technologies to identify and address emerging challenges in the network. Our solutions combine leading edge geometries with our proprietary hardware, software algorithms and architectures to enable the delivery of cost-efficient bandwidth without compromising the quality of service. We have developed our solutions to run on multiple commonly used communications protocols.

Our broad product portfolio of carrier-class semiconductor devices addresses our customers’ key requirements for power, scalability and flexibility to deliver feature-rich content and services. Our differentiated system-on-a-chip solutions enable seamless deployment and network upgrades and incorporate highly integrated, high-performance analog, digital and mixed-signal semiconductor technologies, proprietary software algorithms, serial connectivity, advanced geometries, multi-protocol support and backward compatibility with existing network infrastructure. Additionally, we believe we are able to provide value for our customers with our proprietary software and algorithms that are integrated into our communications semiconductors. Our products’ ease of integration and our broad footprint throughout the network enable us to provide end-to-end solutions for both existing and greenfield networks, allowing us to deliver the following key benefits to our customers:

Solving Our Customers’ Most Significant Challenges — Performance, Power and Scalability.    Our VLSI, or very large scale integration, technology employs some of the world’s fastest analog interconnect technologies integrated with very large digital processing systems-on-a-chip to create a robust architecture for our customers. Our unique 10G serial connectivity technology has been deployed across multiple networks, data centers and enterprises around the world. This innovative technology has been designed to minimize power consumption and increase the speed of serial connectivity between network equipment and network components. We have incorporated signal processing and innovative design methodologies as well as creative packaging and noise reduction techniques to overcome some of the most difficult problems facing our customers, including power and total cost of ownership requirements.

We have developed large-scale semiconductor devices that enable new network devices to interoperate seamlessly with devices already installed in the network. One of the biggest challenges facing service providers and large network equipment vendors is managing the transition from legacy networks to new, high capacity networks. Our proprietary software and algorithms enable service providers to interoperate with their existing networks. This is critical for enabling our customers to maintain their existing networks while upgrading to new technologies. Our solutions provide support for multiple protocols and enable high speeds while preserving quality of service and the integrity of the network.

Enabling Feature-Rich Service Delivery Platforms.    Our solutions enable service providers to migrate to new multi-directional service platforms which allow them to measure bandwidth delivery, provide security across the network and remotely manage and monitor services. This enables service providers to seamlessly tailor interactive content for each individual end user and deliver high levels of bandwidth-on-demand.

Our ability to meet stringent power requirements enables the scalability of network capacity and the proliferation of new service delivery models. We provide significant value for service providers, enterprises and network equipment vendors across the following network segments:

Transport.    Our solutions enable network equipment vendors to use denser and lower cost optical systems throughout the core network and the metro network, allowing them to deliver greater and more efficient bandwidth to end users. Additionally, our proprietary forward error correction technology incorporates a unique algorithm that extends the reach of our solution, is backward compatible and has the highest speed transport capabilities.

Access.    We leverage our expertise and technology in building large scale transport networks across multiple regions to provide low power and cost-effective access solutions. Our protocol-agnostic solutions address our customers’ requirements for interoperability, one of the key challenges associated with building access networks. This allows us to provide service providers with cost-effective, high bandwidth solutions. Our footprint in the network and our ability to provide products to a large number of central offices enables us to interoperate with multiple vendors’ equipment at different access and terminal points. Our robust algorithms facilitate efficient subscriber-based service provisioning downstream from the central office. This enables service providers to tailor their networks to individual user needs.

Data Center Connectivity.    We provide low power, low latency 10G optical devices solving data center connectivity and power challenges. Our extensive engineering expertise enables us to incorporate the signal processing characteristics of digital technologies into analog architectures, enabling lower power and more cost efficient means of transmission within the enterprise data center.

Digital Home.    We are developing technologies that enable the convergence of multiple disparate applications for use in the home, including broadband router and gateway functions, content sharing and streaming, network storage, backup and encryption. Our technology enables the delivery of multiple content-rich, high bandwidth, data streams within the home. Our extensive knowledge of networks and networking systems enables us to bring robust and sophisticated technologies that have traditionally been deployed in the enterprise and access networks into the home network. We believe our next generation of multi-core processors, when integrated with sophisticated networking engines that have been traditionally used in large scale enterprise and core routers, will enable new ways of managing data communication in the home. For example, our configurable video transport system integrated with security engines will enable users to transfer and share content rapidly and easily. Our low cost and low power technology employs techniques such as auto-discovery, security and authentication, content protection and seamless integration with fixed and mobile delivery systems.

Our Key Competitive Strengths

We believe our key competitive strengths include the following:

Global Tier 1 Customer Base.    We currently have over 800 customers, including leading global network equipment vendors such as Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, FiberHome Technologies Group, Fujitsu Limited, Juniper Networks, Inc., Nokia Siemens Networks and ZTE Corporation. Our solutions are installed in many leading global service provider networks, including Bharat Sanchar Nigam Ltd., or BSNL,

China Mobile Limited, China Telecom Corp. Ltd., China Unicom (HK) Limited, Deutsche Telecom AG, KT Corporation, PCCW Limited, Telecom Italia Group, Telefónica S.A. Telstra Corporation Limited and Vodafone Group plc. Our multi-year relationships with our network equipment vendor customers and their service provider customers enable us to work with them on their future plans and requirements and collaborate with standards bodies.

Leading Provider of Platform Solutions From the Core Network to the Home Network.    Our broad product portfolio of carrier-class semiconductor devices addresses bottlenecks from the core network to the home network, enabling us to provide significant value for our network equipment vendor customers and their service provider customers. Our extensive knowledge and experience across communications networking segments enable us to identify bottlenecks and design solutions to address them, differentiating us from our competitors that are focused on point solutions for specific applications. In addition, our suite of products addresses our customers’ performance, density and flexibility requirements with state-of-the-art, high-speed, analog-digital integration technology.

Incumbency Creates Barriers to Entry.    Our platform solutions are essential elements of our customers’ complex communications networking systems, making our customers more likely to continue to sole source from us and reluctant to switch suppliers during the life of a system. Additionally, our pipeline of design wins with our Tier 1 customer base creates multiple points of contact and familiarity with the market needs of our customers, making it difficult for competitors to displace us. These points of contact provide a barrier to entry due to the highly integrated nature of our architectures and software algorithms, the long design in and product life cycles of our products, the extensive qualification process of our products and high switching costs.

Our Extensive Technology Leadership.    Our VLSI, or very large scale integration, technology implements complex and challenging analog interconnect technologies integrated with very large digital processing systems-on-a-chip to create a robust architecture for our customers. We have also incorporated signal processing and innovative design methodologies as well as creative packaging and noise reduction techniques to overcome some of the most difficult problems facing our customers, including power and total cost of ownership requirements. This has enabled our customers to build systems much faster and in a more robust fashion, resulting in many key design wins for us. Our leadership in, and extensive knowledge of, the transport market have created one of the earliest deployments of 10G and 40G technologies across the network with algorithms that enable backward compatibility and the longest reach among currently available solutions. We have been able to bring together our knowledge of building very large scale networks with our expertise in processing large scale data in the access and home networks to create multiple platforms for our customers that are robust, upgradable and that enable seamless migration and interoperability among multiple vendors.

Proven Track Record of Acquiring and Integrating Businesses.    In addition to organic growth, we have undertaken acquisitions to accelerate our growth by expanding our addressable market and increasing our scale and relevance to service providers and network equipment vendors. Since our inception, we have acquired and successfully integrated three private companies and a division of Intel Corporation. Our proven ability to find and integrate innovative founding teams and complementary technologies as well as our ability to realize value from under-appreciated assets has created another growth dimension and helped further our research and development efforts. We believe our ability to identify and integrate these acquisitions in a systematic and disciplined way enhances our success and the rate of our growth.

Strong Management Team with Proven Ability to Execute.    We have a highly experienced management team with deep industry knowledge and a strong track record of execution. Our executive team has an average of over 25 years of experience in the technology industry and has significant experience and domain knowledge in networking, signal processing, processor development and large-scale computer and network systems. Our executives have been executives and principal research and development leaders at companies such as Cisco Systems, Inc., Intel Corporation and Nortel Networks. Our entrepreneurial founders have numerous successes to their credit, including having previously built and sold successful businesses in the networking industry.

Our Strategy

Our objective is to be the leading global communications semiconductor provider from the core network to the home network. Key elements of our strategy include:

Leveraging Our Carrier-Class Platform and Current Installed Base to Drive Growth

We intend to leverage our platform solutions and our broad product portfolio of carrier-class semiconductor devices, expertise in service provider solutions, and large installed base to grow our revenue and strengthen our position as a leading communications semiconductor provider. We believe our extensive and long-standing customer relationships and our reputation as a dependable supplier gives us visibility into future market trends and enhances our ability to secure future design wins. We believe that the broad range of our technology competencies, including analog, digital, mixed-signal, physical layer, software algorithms and systems expertise, and our carrier-class know-how enables us to generate demand for future designs as customers seek to complement our existing installed products with our next generation technologies.

Extending Our Leadership Position in Existing and New Markets

Our position as a leader in multiple critical segments of the communications network creates demand for our platform solutions across all network infrastructure segments. For example, the deployment of our 40G and 100G technologies in the core of the network generates demand for our 10G technology in the access market in order to address bottlenecks in the network. We intend to utilize this pull-through effect to extend our leadership position across our current markets as well as penetrate new markets by developing additional highly innovative products. We believe our position in the access market will generate pull-through demand for our platform in the home network, including the digital home.

Extending Our Technology Leadership through Continuous Innovation

We intend to extend our technology leadership by continuing to innovate new products. We are one of the leading innovators in high speed analog semiconductor technologies for both transport and data center platforms. Our innovative analog technologies enable high data rates, maximize distance, operate with a very low error rate and minimize distortion within a low power footprint, which allows us to efficiently manage multiple protocol rates and be a leader in 10G and 40G connectivity. We believe this will allow us to extend our leadership in next generation 100G technologies and into other segments of the network. For example, by utilizing hardware-assist technology coupled with software algorithms, we are able to provide low cost and low power platforms which enable efficient bandwidth management from the central office to network endpoints. Additionally, when our innovative multi-core technologies are coupled with networking and security engines, we are able to solve bottlenecks at the end point of home network delivery systems.

Utilizing Our Global Footprint to Further Penetrate High Growth Markets

Our success in Asian economies that are investing in technology innovation, such as Korea and China, validates and enhances our ability to deploy new technologies and expand into new regions, including India, South America and Russia. We have established, and intend to further expand, research and development and sales efforts in certain markets, such as China and India, which will enable us to take advantage of attractive growth opportunities in these large and growing markets.

Opportunistically Pursuing Complementary Acquisitions

We plan to opportunistically pursue acquisitions of intellectual property, design teams and companies that complement our strengths and help us execute our strategies. Our acquisition strategy is designed to accelerate our revenue growth, expand our platform technologies, grow our addressable market and create shareholder value. We believe our experience with successful integration of past acquisitions provides us an advantage in assessing and integrating companies we may pursue in the future.

Our Products

Our broad product portfolio of carrier-class semiconductor devices addresses our customers’ key requirements for power, scalability and flexibility to deliver feature-rich content and services.

Transport

Our optical transport processors and framers offer complete solutions for delivery of traffic across metro, long-haul, and submarine networks. Our transport product family supports synchronous optical networking and synchronous digital hierarchy, or SONET/SDH, and optical transport networks, or OTN. We develop products that enable network equipment vendors to support and connect OTN and SONET/SDH networks, and facilitate the convergence of circuit and packet based networks. Our 1G to 10G resilient packet ring products offer sustained line rate and greater data rates and are designed for both Ethernet and SONET networks.

Product Family	Description	Applications
40G/10G Optical Transport Network (OTN) Processors	40G and 10G OTN G.709 processor and framer family with strong FEC support	40G/10G transponder and muxponder DWDM transport Packet over OTN (P-OTN) Submarine and ultra long haul transport

10G/2.5G Optical Transport Network (OTN) Processors	10G and 2.5G G.709 processor and framer family with standard and enhanced FEC support	10G/2.5G transponder and muxponder optical transport line cards for the core, metro and edge applications

SONET/SDH Framers	OC-192 SONET/SDH framer with VC, LCAS, and GFP/POS/ATM/EoS mapping	Switch and router platforms for edge and core applications Multi-service provisioning platforms

	OC-48c framer with gigabit Ethernet MAC	Routers, switches and SONET/SDH line cards

	OC-192c framer with integrated 10 gigabit Ethernet MAC	Switch and router platforms Multi-service provisioning platforms

	OC-768c framer with packet over SONET/SDH (POS) processing	40G POS over OTN Network monitoring & security

Access

Our family of passive optical network solutions links optical networking units at customer premises with optical line terminals at the central office. Our access products embed multiple components in a single chip including Serializer/Deserializer, or SerDes, on-chip memory for optical networking units, and microprocessors for control and management. These products also incorporate multi-layer protocol functionality and packet processing into a single chipset.

Product Family	Description	Applications
Optical Network Unit (ONU)	1G EPON optical network unit	Customer premise equipment

Optical Line Terminal (OLT)	10G EPON OLT Industry-first quad OLT	4-port 10G EPON line cards Scalable chassis system or stackable rack mount systems

Data Center Connectivity

We offer standards-based solutions to support connectivity in 10G and gigabit Ethernet switching and routing equipment. Our physical layer devices remove optical dispersion allowing service providers to extend their network links. Our media access control, or MAC, products handle basic network functions from network processors and ASICs, or application-specific integrated circuits, located in high-density routers, multi-service switches edge routers, and network processor-based Ethernet enterprise switches.

Product Family	Description	Applications
HSIO, or High Speed Input/Output	10G Ethernet octal CDR with quad EDC	Backplanes, switch and router faceplates

	10G Ethernet octal CDR	Optical modules and ASIC to ASIC connections

Ethernet MAC	4-Port Interlaken, 10G Ethernet MAC	Switches and routers

	24-port Interlaken gigabit Ethernet MAC	Multi-service switches, router and aggregation platforms

	4-Port SPI3 gigabit Ethernet MAC	WAN access and edge aggregation systems

Digital Home

We are focused on developing next generation digital home semiconductor solutions that will deliver broadband router and gateway functions, content sharing and streaming, network storage, backup and encryption, and will offer an alternative to the traditional set top-box. Our current network processor- applications include router gateways, wireless access points, network-attached storage, or NAS, voice over internet protocol, or VoIP, and triple-play-capable customer premise telecommunication equipment.

Product Family	Description	Applications
Digital Home	NAS and gateway SOC	Router gateways NAS IP set top boxes VoIP Other SME and SOHO applications

Legacy

Our legacy product family consists of products that were acquired with Intel’s OND business and are sold into multiple markets. Such devices include Ethernet PHYs, or Ethernet physical layer devices, that operate at low speeds, such as 10 Mbps or 100 Mbps. These products offer energy saving modes and support commercial temperature ranges.

Product Family	Description	Applications
PHY	Single port fast Ethernet transceiver	Layer 1 network connectivity for fast Ethernet
	Low power 8 port fast Ethernet transceiver	Layer 1 network connectivity for fast Ethernet

Research and Development

We view our technology as a competitive advantage, and devote substantial resources to the research and development of new products and improvement of existing products. We have assembled a team of highly skilled hardware and software design engineers who are located in Sunnyvale, California; Raleigh, North Carolina; Bangalore, India; Ottawa, Canada; Shanghai, China; and Hsinchu, Taiwan. As of December 31, 2010, we had 280 full-time employees engaged in research and development. Our research and development expenses were $41.5 million, $45.8 million and $50.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Sales and Marketing

Our sales strategy involves the use of a combination of our direct sales force, including our field applications engineers, and external sales representatives and our distribution partners. Each of these sales channels is supported by our customer service and marketing organizations. We have sales and customer support personnel in the Americas, Canada, EMEA, Japan, China, Taiwan and Korea.

We operate a sales model that focuses on the close collaboration and coordination between our sales and product engineering teams and our customers. Our sales and marketing strategy is to achieve design wins with industry leaders and emerging participants in the networking systems market and to maintain these design wins by continuing to provide leading-edge products and superior customer service. Our sales cycles typically require a significant amount of time and a substantial expenditure of resources before we can realize revenue from the sale of products. Our design cycle from initial engagement to volume shipment can be from six months to two years, with product life cycles in the markets we serve ranging from three to ten years or more. For many of our products, we are required to engage with network equipment vendors early in the sales process to increase our chance of success. To ensure an adequate level of early engagement, our application and development engineers closely collaborate with network equipment vendors to identify and propose solutions to their system challenges. We believe that by providing applications support at the early stages of the design process, we are able to reduce time-to-market and minimize the potential for costly redesigns for our customers.

Customers

Our global customer base of network equipment vendors includes Alcatel-Lucent, Cisco Systems, Inc., Ericsson AB, FiberHome Technologies Group, Fujitsu Limited, Juniper Networks, Inc., Nokia Siemens Networks and ZTE Corporation. Sales to our top ten customers represented 70% of our revenue for the year ended December 31, 2009 and 64% of our revenue for the year ended December 31, 2010. Arrow, Inc. and Dragon Technology Distribution (HK) Ltd. are our primary distributors, and represented 13% and 18%, respectively, of our revenue for the year ended December 31, 2009 and 19% and 18%, respectively, of our revenue for the year ended December 31, 2010. In addition, a substantial portion of our revenue is generated from customers outside of North America, and we anticipate that such revenue will continue to comprise a significant portion of our revenue. For the year ended December 31, 2010, 17%, 69%, and 11% of our revenue was attributed to customers based in the United States, Asia and Europe, respectively.

Competition

The markets for our products are highly competitive. We face competition from a number of established companies, including Applied Micro Circuits Corporation, Broadcom Corporation and PMC-Sierra, Inc. Our ability to compete depends on a number of factors, including:

•	our success in identifying new and emerging markets, applications and technologies;

•	our products’ performance, including products with price-performance advantages;

•	our ability to provide a broad range of communications semiconductor products and services;

•	our ability to deliver products in large volume on a timely basis at a competitive price;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit design and application engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

We expect competition to intensify in the future, especially as the industry consolidates. There has been a trend toward industry consolidation among communications integrated circuit companies, network equipment companies and telecommunications companies, and we expect this trend to continue. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. Consolidation may result in stronger competitors and fewer customers.

Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than us. This is especially true in the digital home market which we are in the process of entering. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

In addition, our customers generally have substantially greater resources than us. Some customers have used these resources to internally develop their own communications semiconductors. Our future success is dependent upon the continued acceptance of our products as more attractive alternatives to our customers’ internal development efforts. Network equipment vendors may also decide to acquire components, technologies or products that are similar to, or that may be substituted for, our products.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We control access to and use of our proprietary technology, software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

We have 29 issued and 16 pending patent applications in the United States, and seven pending foreign patent applications. Our U.S. patents have expiration dates from 2014 through 2027. We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in strategic jurisdictions such as China, Japan and Europe. Our patent strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level.

We obtained a registration for our CORTINA SYSTEMS mark in the United States and Canada. Additionally, we have obtained a registration for the CORTINA mark in Hong Kong and a registration for the CORTINA mark is pending in the United States and China.

We cannot assure you that any patents will issue from any of our pending applications. Any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology or marks without authorization or to develop similar technology independently.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in often protracted and expensive litigation. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or the rights of our customers or to protect our trade secrets. We have received notices from time to time that claim we have infringed upon or misappropriated intellectual property rights owned by others. We typically respond when appropriate and as advised by legal counsel.

Our customers could become the target of litigation relating to the patent or other intellectual property rights of others. This could trigger technical support and indemnification obligations in some of our distribution or customer agreements. These obligations could result in substantial expenses, including the payment by us of costs and damages related to claims of patent infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relations with our customers and cause the sale of our products to decrease. We do not have any insurance coverage for intellectual property infringement claims for which we may be obligated to provide indemnification.

Many of our products are designed to include software or other intellectual property licensed from third parties, such as internal architecture technologies built into our communication semiconductor devices. It may be necessary in the future to seek or renew licenses relating to these products.

Additional information about the risks relating to our intellectual property is described above in this prospectus under the caption “Risk Factors.”

Employees

As of December 31, 2010, we had 199 full-time employees located in the United States, 37 full-time employees located in Canada, 199 full-time employees located in Asia and 2 full-time employees located in Europe. Our employees were grouped as follows: 280 employees in engineering, 23 employees in operations, 47 employees in general and administrative, and 87 employees in sales and marketing.

Facilities

Our principal executive offices are located at 1376 Bordeaux Drive, Sunnyvale, California, consisting of 61,921 square feet of office space under lease that expires in April 2017. We also occupy space in Folsom, California, consisting of 14,254 square feet under a lease that expires in May 2015, and space in Raleigh, North Carolina, consisting of 15,440 square feet under a lease that expires in September 2015. Our Canada subsidiary currently leases 13,951 square feet in Ottawa, Canada under a lease that expires in October 2013. Our India subsidiary currently leases 18,500 square feet in Bangalore, India under a lease that expires in March 2013. We also lease 15,475 square feet in Hsinchu, Taiwan under a lease that expires in January 2016, and 19,343 square feet in Shanghai under a lease expiring in January 2012. We do not own any real property. We believe that our leased facilities are suitable and adequate to meet our current needs and that additional facilities are available for lease on acceptable, commercially reasonable terms to meet foreseeable future needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of December 31, 2010:

Name	Age	Position
Executive Officers:
Amir Nayyerhabibi	54	President, Chief Executive Officer & Director
Bruce M. Margetson	65	Chief Financial Officer
Zeineddine Chair, Ph.D.	53	Vice President and General Manager
Hojjat Salemi	50	Vice President and General Manager
John P. Livingston	58	Vice President of Operations
Richard W. Walther	49	Vice President of Sales
Judith R. Onton	61	Vice President of Human Resources
James Mao	43	General Manager APAC

Independent Directors:
Carlton G. Amdahl (2)	58	Director
J. Thomas Bentley (1)(3)	61	Director
Eric P. Buatois (3)	52	Director
Norman A. Fogelsong (2)(3)	59	Director
Ammar H. Hanafi (2)	44	Director
Harold E. Hughes, Jr. (1)	65	Chairman of the Board
Andrew S. Lanza (1)	54	Director
Eric A. Young (2)	55	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Executive Officers

Amir Nayyerhabibi co-founded Cortina in June 2001. Mr. Nayyerhabibi has served as our President, Chief Executive Officer and a member of our board of directors since June 2001. From January 1998 to August 1999, Mr. Nayyerhabibi was the Chief Operating Officer of StratumOne Communications, Inc., a company he co-founded which was acquired by Cisco Systems, Inc. in September 1999. Mr. Nayyerhabibi has also held various senior executive positions at Cisco Systems, Silicon Graphics, Inc., MIPS Technologies, Inc. and Intel Corporation. Mr. Nayyerhabibi holds an M.S. in Information and Electrical Engineering from the University of Illinois. We believe that Mr. Nayyerhabibi possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective he brings as our Chief Executive Officer and his more than twenty-five years of industry experience leading semiconductor and large scale computer and networking systems.

Bruce M. Margetson has served as our Chief Financial Officer since April 2004. Prior to joining Cortina, Mr. Margetson served as Chief Financial Officer of several Silicon Valley start-ups, most recently Luminous Networks, Inc., a network equipment manufacturer, from March 2003 to March 2004. From January 1996 to March 2000, Mr. Margetson was an employee with Cisco Systems, Inc. From April 1991 to January 1996, Mr. Margetson served as a Senior Director of Finance for Silicon Graphics Inc. Mr. Margetson holds a B.A. in Economics and Political Science from the University of British Columbia and an M.B.A. in Finance from Stanford University.

Zeineddine Chair, Ph.D. co-founded Cortina in June 2001. Dr. Chair has served as our Vice President and General Manager since August 2010 and previously as our Vice President of Marketing and Business Development from June 2001 until August 2010. From 1997 to 1999, Dr. Chair was Vice President of Marketing of StratumOne Communications, Inc., a company he co-founded which was acquired by Cisco Systems in September 1999. Dr. Chair continued on with Cisco Systems after the acquisition as head of the Metro Ethernet marketing team. Dr. Chair holds a Ph.D. in Electrical Engineering from Syracuse University.

Hojjat Salemi co-founded Cortina in June 2001. Mr. Salemi has served as our Vice President and General Manager since September 2010 and previously as our Chief Technology Officer and Vice President of Engineering from June 2001 until September 2010. Prior to founding the company, Mr. Salemi was Chief Technology Officer of Skystone Systems Corp. that was acquired by Cisco Systems in June 1997. Mr. Salemi holds a B.S. and an M.S. in Engineering from Ottawa University.

John P. Livingston has served as our Vice President of Operations since July 2006. From April 2005 through July 2006, Mr. Livingston was an independent consultant. From August 2000 through April 2005, Mr. Livingston served as Vice President of Operations and Chief Information Officer at Luminous Networks, Inc. Prior to Luminous Networks, Mr. Livingston was Vice President of Operations as Auspex, Inc. Mr. Livingston did his undergraduate studies in Applied Mathematics and Computer Science at the University of Texas, Dallas.

Richard W. Walther has served as our Vice President of Sales since October 2006. From September 1999 to September 2006, Mr. Walther was Marketing Director of the Optical Networking Components Division of Intel Corporation. Prior to Intel, Mr. Walther held various marketing positions at Avnet Electronics Marketing, Integrated Device Technology Inc. and Raytheon Semiconductor. Mr. Walther holds a B.S. in Electrical Engineering from California Polytechnic State University.

Judith R. Onton has served as our Vice President of Human Resources since February 2007. Prior to joining Cortina, Ms. Onton had an independent consulting business specializing in high technology start-up companies. Ms. Onton holds a B.A. in Geology, an M.A. in Administration and Higher Education from San Jose State University and an M.B.A. from Santa Clara University.

James Mao has served as our General Manager APAC since July 2007. From November 2003 to June 2007, Mr. Mao served as Vice President and General Manager of the Broadband Business Unit for UTStarcom, Inc. Mr. Mao holds an M.S. in Electrical and Computer Engineering from University of Waterloo, and an M.B.A. from the University of Southern California.

Independent Directors

Carlton G. Amdahl has been a member of our board of directors since March 2009. Mr. Amdahl has been an employee at DCM, a venture capital firm, since August 2001, and a general partner since January 2007. Mr. Amdahl has twenty-five years of experience as a senior executive in the information technology industry. During this period, he was a founder of three publicly traded companies. Mr. Amdahl is a Stanford Sloan Fellow and holds a B.S. degree in Electrical Engineering and Computer Science from the University of California, Berkeley and an M.S. in Management from Stanford University. We believe that Mr. Amdahl possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience building publicly traded companies.

J. Thomas Bentley has been a member of our board of directors since April 2008 and has served as the chairman of the audit committee since May 2008. Mr. Bentley has served on the board of directors of Nanometrics Incorporated, a provider of metrology and process equipment, since April 2004, and Rambus Inc., a chip interface technology company, since March 2005. Mr. Bentley was a Managing Director of Alliant Partners,

a technology M&A advisory firm that he helped found in April 1990 and sold to Silicon Valley Bank in September 2001. Prior to founding Alliant, Mr. Bentley worked in leveraged buyouts with Berkeley International and Citicorp, and prior to that worked in economic development with the World Bank. Mr. Bentley holds a B.A. in Economics from Vanderbilt University and an M.S. in Management from the Massachusetts Institute of Technology. We believe that Mr. Bentley possesses specific attributes that qualify him to serve as a member of our board of directors, including financial expertise and years of business and leadership experience, including fifteen years as a co-founder of a financial advisory firm, which allow him to provide strategic guidance.

Eric P. Buatois has been a member of our board of directors since March 2009. Since August 2001, Mr. Buatois has been a General Partner of Sofinnova Ventures, a venture capital firm, where he specializes in software and semiconductor investments in the wireless field. Prior to Sofinnova Ventures, Mr. Buatois held several positions in general management and executive operations at Hewlett-Packard, Ericsson and Texas Instruments. Mr. Buatois holds an M.S. in Computer Science and Communications Engineering from Ecole Nationale Superieure des Telecommunications in France. We believe that Mr. Buatois possesses specific attributes that qualify him to serve as a member of our board of directors, including his more than twenty years of international experience in the wireless industry.

Norman A. Fogelsong has been a member of our board of directors since September 2006 and has served as the chairman of the nominating and corporate governance committee since May 2009. Since March 1989, Mr. Fogelsong has been a General Partner of Institutional Venture Partners, a venture capital firm, where he currently specializes in investments in private later-stage companies and in select public market opportunities. Mr. Fogelsong holds a B.S. in Management Science & Engineering from Stanford University, an M.B.A. from the Harvard Business School and a J.D. from the Harvard Law School. We believe that Mr. Fogelsong possesses specific attributes that qualify him to serve as a member of our board of directors, including more than thirty years of high-technology venture capital experience.

Ammar H. Hanafi has been a member of our board of directors since March 2009. Since February 2005, Mr. Hanafi has been a General Partner at Alloy Ventures, a venture capital firm, where he focuses on investments in communications and IT infrastructure, as well as internet-enabled consumer and enterprise applications and services. Prior to Alloy, Mr. Hanafi served as Vice President of New Business Ventures at Cisco Systems, Inc., a networking and telecommunications company from October 2002 to February 2005, where he led new product efforts in the enterprise datacenter market and, from January 2000 to October 2002, served as Vice President of Corporate Business Development, where he was responsible for Cisco’s acquisitions, acquisition integration, investment and joint venture activity on a global basis. Mr. Hanafi holds a B.S. in Applied and Engineering Physics from Cornell University and an M.B.A. from Stanford University. We believe that Mr. Hanafi possesses specific attributes that qualify him to serve as a member of our board of directors, including over a decade of financial and operational management experience in the communications and technology industry.

Harold E. Hughes, Jr. has been a member of our board of directors since June 2004 and Chairman of our board of directors since December 2008. Mr. Hughes has served as a director of Rambus Inc., a chip interface company, since June 2003 and as its Chief Executive Officer and President since January 2005. Prior to joining Rambus, Mr. Hughes served as a United States Army Officer from December 1969 to April 1972 before starting his private sector career at Intel Corporation. Mr. Hughes held a variety of positions within Intel Corporation from June 1974 to August 1997, including Treasurer, Vice President of Intel Capital, Chief Financial Officer, and Vice President of Planning and Logistics. Following his tenure at Intel, Mr. Hughes was the Chairman and Chief Executive Officer of Pandesic, LLC. Mr. Hughes has served on the board of directors of Berkeley Technology Limited, a venture capital consulting company, since January 1987 and served on the board of directors of Xilinx, Inc., a supplier of programmable logic devices, from June 2003 until June 2006. Mr. Hughes holds a B.A. in Liberal Arts from the University of Wisconsin and an M.B.A. from the University of Michigan. We believe that Mr. Hughes possesses specific attributes that qualify him to serve as a member of our board of directors, including his prior leadership experience at Intel and his ability to provide deep and valuable operational and strategic insight to the board of directors.

Andrew S. Lanza has been a member of our board of directors since December 2001. From February 2001 to August 2010, Mr. Lanza was a General Partner at Morgenthaler Ventures, a venture capital firm, investing in hardware companies and with a special emphasis on wireless and communications integration circuits. Prior to joining Morgenthaler, Mr. Lanza spent fifteen years in various senior operating positions in the optical telecommunications industry. Mr. Lanza was a founder of four component and system companies in that sector and is considered a pioneer of the fiber-to-the-home market having managed the program that delivered the world’s first commercial PON system in 1992. Mr. Lanza holds a B.S. in Electrical Engineering and an M.S. in Mechanical Engineering from Stanford and an M.B.A. from the Harvard Business School. We believe that Mr. Lanza possesses specific attributes that qualify him to serve as a member of our board of directors, including his expertise in the fiber-to-the-home market and his experience growing companies in the industry.

Eric A. Young has been a member of our board of directors since August 2005 and has served as chairman of our compensation committee since May 2009. Mr. Young co-founded Canaan Partners, a venture capital firm, in October 1987 and has served as a General Partner since October 1987 where he focuses on opportunities in communications systems and enterprise automation. Mr. Young holds a B.S. in Mechanical Engineering from Cornell University and an M.B.A. in Finance from Northwestern University. We believe that Mr. Young possesses specific attributes that qualify him to serve as a member of our board of directors, including his years of experience and expertise in the venture finance industry.

There are no family relationships among any of our executive officers or directors.

Board Composition

Director Independence

Upon the completion of this offering, our common stock will be listed on                     . Under the rules of             , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of              require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In             , our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of             , has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of             . Our board of directors also determined that             , who comprise our audit committee,             , who comprise our compensation committee, and             , who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of             . In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.

Board Leadership Structure

The positions of chairman of the board and chief executive officer are presently separated and have been separated at our company for some time. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as our board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws, which will become effective upon the completion of this offering, and our corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various board of directors standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

•	appointing, compensating and overseeing the work of our independent auditors;

•	approving engagements of the independent auditors to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent auditors;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our financial statements and reviewing our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls; and

•	reviewing and discussing with management and the independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports.

The members of our audit committee are             .             is our audit committee chairman and our audit committee financial expert. We believe that the functioning of our audit committee complies with the applicable requirements of              and SEC rules and regulations.

Compensation Committee

Our compensation committee oversees our corporate compensation policies, plans and programs. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•	reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;

•	reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

•	evaluating the performance of our executive officers in light of established goals and objectives; and

•	administering our Company’s equity compensation plans for our employees and directors.

The members of our compensation committee are             .              is the chairman of our compensation committee. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of              and SEC rules and regulations.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the organization and governance of the board of directors and its committees;

•	assessing the performance of members of the board of directors and making recommendations regarding committee and chair assignments;

•	recommending desired qualifications for board of directors membership and conducting searches for potential members of the board of directors; and

•	reviewing and making recommendations with regard to our corporate governance guidelines.

The members of our nominating and corporate governance committee are             .              is the chairman of our nominating and corporate governance committee.

Our board of directors may from time to time establish other committees.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct that is applicable to all of our employees, officers and directors, and includes a code of ethics that is applicable to our chief executive and senior financial officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Summary of Independent Director Compensation

The following table sets forth the total compensation for each person who served as a non-employee member of our board of directors during 2010. Other than as set forth in the table and described more fully below, in 2010 we did not pay any fees to, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. Mr. Nayyerhabibi, who is President and Chief Executive Officer, receives no compensation for his service as a director, and is not included in this table. The compensation received by Mr. Nayyerhabibi as an employee is presented in “Executive Compensation — 2010 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
J. Thomas Bentley	$65,000	$4,358	$69,358
Harold E. Hughes, Jr.	$65,000	—	$65,000

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the non-employee directors during 2010, computed in accordance with ASC Topic 718. The amounts reported in this column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards.

The following table lists the aggregate number of stock options held by each person who served as a non-employee member of our board of directors at December 31, 2010:

Name	Grant Date		Number of Shares Held Under Stock Option	Option Expiration Date
J. Thomas Bentley	02/24/2010	(1)	25,000	02/24/2020
	07/11/2008	(2)	130,000	07/11/2018
Harold E. Hughes, Jr.	12/02/2008	(3)	300,000	12/02/2018
	06/24/2004	(4)	200,000	06/24/2014

(1)

Mr. Bentley was granted an option on February 24, 2010 to purchase up to 25,000 shares of our common stock at a price per share of $0.31. The option began vesting April 15, 2009 and vests as to  1/48th of the shares subject to the option per month thereafter. Vesting is subject to Mr. Bentley’s continued service through each vesting date.

(2)

Mr. Bentley was granted an option on July 11, 2008 to purchase up to 130,000 shares of our common stock at a price per share of $0.30. The option began vesting April 15, 2008 and vests as to  1/48th of the shares subject to the option per month thereafter. Vesting is subject to Mr. Bentley’s continued service through each vesting date.

(3)

Mr. Hughes was granted an option on December 2, 2008 to purchase up to 300,000 shares of our common stock at a price per share of $0.26. The option began vesting May 22, 2008 and vests as to  1/4th of the shares subject to the option after one year of the option commencement date, and as to  1/48th of the shares subject to the option per month for the subsequent three years. Vesting is subject to Mr. Hughes’s continued service through each vesting date.

(4)	Mr. Hughes was granted an option on June 24, 2004 to purchase up to 200,000 shares of our common stock at a price per share of $0.15. The option is fully vested.

To date, the non-employee members of our board of directors have been compensated in stock options and cash compensation, if at all. Only two non-employee members of our board of directors received cash compensation for their services in 2010. In addition, the non-employee members of our board of directors are reimbursed for their reasonable travel expenses in attending board of directors’ and board committee meetings.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about the material components of our executive compensation program for:

•	Amir Nayyerhabibi, our President and Chief Executive Officer;

•	Bruce M. Margetson, our Chief Financial Officer;

•	Zeineddine Chair, Ph.D., our Vice President and General Manager;

•	John P. Livingston, our Vice President of Operations; and

•	Hojjat Salemi, our Vice President and General Manager.

We refer to these executive officers collectively in this prospectus as the “Named Executive Officers.”

Specifically, this Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the compensation committee of our board of directors arrived at specific compensation policies and decisions involving our executive officers during 2010.

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this Compensation Discussion and Analysis.

Executive Summary

Cortina Systems, Inc. is a technology company with $141 million in annual revenue. We are a leading provider of high-performance communications semiconductor solutions enabling next generation network connectivity and efficient bandwidth delivery from the core network to the home network.

2010 Business Results. Although the volatility in the global economic environment over the past two fiscal years presented several challenges for us, in 2010 we achieved several significant business and financial results:

•	Revenue of our growth products increased 24%, from $84.7 million in 2009 to $105.2 million in 2010.

•	Our non-GAAP gross profit percentage continued to increase, reaching 63% in 2010, and our non-GAAP net income increased by $10.5 million in 2010 from 2009.

•	Our 40G transport device, introduced in 2009, became the market leader at that speed, shipping to twelve network equipment vendors.

•	We introduced new products for the access and data center connectivity markets to lay the foundation for continued revenue growth.

Consequently, we believe that we are well-positioned to execute on our long-term strategic objectives.

Significant Executive Compensation Actions. As reflected in our compensation philosophy, we set the compensation of our executive officers, including the Named Executive Officers, based on their ability to achieve annual operational objectives that further our long-term business objectives and to create sustainable long-term shareholder value. Accordingly, our 2010 compensation actions and decisions were based on our executive officers’ accomplishments in these two areas.

For 2010, the compensation committee took the following actions with respect to the compensation of our executive officers, including the Named Executive Officers:

•	maintained base salaries at their 2009 levels;

•	funded the pool for annual cash incentive awards at 100% of the target level established at the beginning of the year, resulting in incentive award payouts that reflected a 98% achievement level; and

•	approved stock options to satisfy competitive market concerns and reward individual performance during 2009 and to satisfy our post-initial public offering retention objectives.

Significant Corporate Governance Practices. We endeavor to maintain good governance standards in our executive compensation practices. The following policies were in effect in 2010:

•

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. From time to time, we have provided limited perquisites, such as reimbursement of relocation expenses, to certain executive officers. Our executive officers participate in broad-based company-sponsored health and welfare benefits programs on the same basis as our other salaried employees.

•	We have operated with the roles of chairman of the board and chief executive officer separated for several years.

•

We do not currently offer, nor do we have plans to provide, pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executive officers, other than pursuant to our Section 401(k) plan.

•	The compensation advisors to management and the compensation committee do not provide any services to Cortina other than executive and director compensation advisory services.

Executive Compensation Philosophy and Objectives. We operate in a highly competitive business environment which is characterized by frequent technological advances, rapidly changing market requirements, and the emergence of new market entrants. To succeed in this environment, we must continually develop and refine new and existing products and services, devise new business models and demonstrate an ability to quickly identify and capitalize on new business opportunities. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations and other business professionals.

We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers competitive compensation and benefits packages that are focused on long-term value creation and rewarding them for achieving our financial and strategic objectives.

We have developed our executive compensation program to:

•

provide total compensation opportunities that enable us to recruit and retain executive officers with the experience and skills to manage the growth of the Company and lead us to the next stage of development;

•	establish a clear alignment between the interests of our executive officers and the interests of our stockholders;

•	reinforce a culture of ownership, excellence, and responsiveness; and

•	offer total compensation that is competitive and fair.

Compensation Program Design

To date, the compensation of our executive officers, including the Named Executive Officers, has typically consisted of base salary, a cash bonus and equity compensation in the form of stock options. The key component of our executive compensation program has been equity awards for shares of our common stock. As a private company, we have emphasized the use of equity to incent our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. In 2010 and prior years, we have used stock options as our primary equity award vehicle. Going forward, we may use stock options, restricted stock units and other types of equity-based awards, as we deem appropriate, to offer our employees, including our executive officers, long-term equity incentives that align their interests with the long-term interests of our stockholders.

We also offer cash compensation in the form of base salaries and cash bonuses that we believe appropriately recognize and reward our executive officers for their individual contributions to our business. Typically, cash bonuses are determined after the end of the year and reflect both a formulaic and discretionary component. When making bonus decisions, the compensation committee considers our financial and operational performance as well as each executive officer’s individual performance and contributions. Historically, the total cash compensation levels of our executive officers were low relative to those of the executive officers at the publicly-traded companies with whom we compete for executive talent. Beginning in 2008, we increased the total cash compensation of our executive officers to be competitive with the market practices of publicly-traded companies of similar size.

Compensation-Setting Process

The compensation committee is responsible for overseeing our executive compensation program, as well as determining the ongoing compensation arrangements for our CEO and other executive officers, including the other Named Executive Officers. Typically, our chief executive officer, or CEO, will make recommendations to the compensation committee regarding compensation matters, except with respect to his own compensation. Following its deliberations, the compensation committee makes recommendations on the compensation of our executive officers to our board of directors for its consideration and approval.

The compensation committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies. The compensation committee has engaged Compensia, Inc., a national compensation consulting firm, to provide executive compensation advisory services to the compensation committee. Compensia serves at the discretion of the compensation committee and did not provide any other services to us in 2010.

In 2010, Compensia conducted the following projects at the request of the compensation committee:

•	a review of and recommendations related to our executive officers’ equity compensation levels and plan structures for 2010; and

•	a review of our director compensation program.

In 2010, the compensation committee, with the assistance of Compensia, identified the following publicly-traded companies to help us define the competitive market for purposes of determining the appropriate level of overall compensation, as well as assess each separate component of compensation, for our executive officers, with a goal of ensuring that the compensation we offer to them is competitive and fair:

Advanced Analogic Technologies Incorporated	Lattice Semiconductor Corporation
Applied Micro Circuits Corporation	MaxLinear, Inc.
BigBand Networks, Inc.	Mellanox Technologies, Ltd.
Cavium Networks, Inc.	Mindspeed Technologies, Inc.
Cirrus Logic, Inc.	NetLogic Microsystems, Inc.
Entropic Communications, Inc.	Pericom Semiconductor Corporation
Exar Corporation	PLX Technology, Inc.
Hittite Microwave Corporation	Semtech Corporation
Ikanos Communications, Inc.	Silicon Image, Inc.
Infinera Corporation	Volterra Semiconductor Corporation
Integrated Silicon Solution, Inc.

In the future, we anticipate that our compensation committee will conduct an annual review of our executive officers’ compensation and consider adjustments in executive compensation levels to ensure alignment with our compensation strategy and competitive market practices.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each, and how compensation amounts are determined.

Base Salary.    In the course of their employment, our executive officers, including the Named Executive Officers, have developed unique sets of skills and experience that reflect our business. They are particularly attractive to our competitors and other large organizations because of this skill set. Accordingly, even though we are a private company, generally, we have established and maintained their base salaries with reference to the competitive market for similar publicly-traded companies as reflected by the peer group described above.

From time to time, the compensation committee conducts a review of each executive officer’s base salary, with input from our CEO, except with respect to his own base salary, and makes adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer’s performance, individual contributions and responsibilities, position in the case of a promotion, and market conditions.

For 2010, the compensation committee determined that, to better manage costs, the base salaries of our executive officers, including the Named Executive Officers, should be maintained at their 2009 levels.

The base salaries paid to the Named Executive Officers during 2010 are set forth in the “—2010 Summary Compensation Table” below.

Cash Bonuses.    We use annual cash bonuses to motivate our executive officers to achieve our short-term financial and strategic objectives while making progress towards our longer-term growth and other goals. Each year, we adopt a cash bonus plan to align the financial incentives of our executive officers, including the Named Executive Officers, with our short-term operating plan and long-term strategic objectives and the interests of our stockholders.

The compensation committee approves the design, structure and performance measures, as well as each measure’s relative weighting, under the cash bonus plan. Typically, the bonuses for our executive officers are linked to the achievement of our annual financial and operational objectives and individual performance objectives. These bonus opportunities allow us to make a significant portion of each executive officer’s total cash compensation performance-based and “at risk,” consistent with our compensation philosophy.

Target Bonus Opportunities.    The target bonus opportunities for our executive officers, including the Named Executive Officers, are determined by the compensation committee based on each executive officer’s anticipated contributions during 2010, the market rate of compensation for executives in comparable positions, job functions, internal pay equity and business unit performance. The target bonus opportunities, which were expressed as a percentage of base salary, for the Named Executive Officers for 2010 were as follows:

Named Executive Officer	Target Bonus Opportunity (as a percentage of base salary)
Amir Nayyerhabibi	100%
Bruce M. Margetson	55%
Zeineddine Chair, Ph. D.	65%
John P. Livingston	55%
Hojjat Salemi	50%

Corporate Performance Measures.    For 2010, the compensation committee established revenue as the corporate financial measure (weighted 50% of the target bonus opportunity). Revenue was selected as the most significant financial measure for 2010, as it is a leading indicator of our ability to capture a significant share of the various markets in which we sell our products. The compensation committee set the target revenue level from our annual operating plan as the target performance level for this measure. It also determined that, for each percentage point of revenue above our annual operating plan target, the amount payable under this measure would increase by five percent, up to a maximum amount payable of 125%. Achievement of at least 95% of the annual operating plan target revenue was required for any payout under this measure. Finally, the compensation committee determined that, before any bonus would be payable, we would have to be profitable for the year on a pre-tax, non-GAAP basis. We exclude certain items included under GAAP that may not be indicative of our recurring core business operating results, specifically, certain non-cash charges such as the amortization of acquired intangible assets and stock-based compensation.

The compensation committee also selected seven strategic objectives as the corporate operational measure (weighted 30% of the target bonus opportunity) for the 2010 cash bonus plan. These measures, which generally involved maintaining and extending our leadership in the transport product category, becoming a leading provider in the access product category and becoming the strategic vendor to key network equipment vendors in one or more target market segments, were selected because of their significance in supporting our annual operating plan and enhancing long-term value creation for our stockholders. The bonus payout with respect to this measure was based on our ability to achieve the quantitative and qualitative targets established for each of these seven objectives. Achievement of the target level for at least three of these strategic objectives was required for any payout. Achievement of the target levels for at least five of these strategic objectives would result in a 100% payout for this measure, and achievement of the target levels for all seven strategic objectives would result in a 200% payout.

Individual Performance Measures.    To achieve our compensation objective of rewarding individual performance, each executive officer’s target bonus opportunity was also subject to his performance against one or more individual performance objectives, or MBOs, as determined by our CEO. This measure was weighted 20% of the target bonus opportunity. In the case of our CEO, his MBOs were established by our board of directors. For 2010, the MBOs of the Named Executive Officers were as follows:

•	Mr. Nayyerhabibi — Mr. Nayyerhabibi was evaluated on the basis of the overall performance of Cortina, including successful achievement of revenue, market leadership and product development goals.

•

Mr. Margetson — Mr. Margetson was evaluated on the management of financial operations and achievement of goals related to operating margin, SOX compliance, implementation of legal controls and other business processes.

•	Dr. Chair — Dr. Chair was evaluated on the performance of the access and digital home business units including achieving design win targets, opening new markets and developing new products.

•

Mr. Livingston — Mr. Livingston was evaluated based upon the achievement of cost reduction, inventory turns, on-time delivery and ISO certification of the company’s Shanghai, Taiwan and Bangalore sites.

•

Mr. Salemi — Mr. Salemi was evaluated on the overall performance of the transport and data center connectivity businesses including achieving design win targets, developing new products and introducing new products into the market.

With respect to each of these individual performance objectives, our CEO assessed each Named Executive Officer’s performance with respect to his MBOs to determine the payout, if any, with respect to this portion of the executive officer’s target bonus opportunity, with a maximum payout of 100% for exceptional performance.

Bonus Decisions.    Bonus awards were calculated and paid after the end of 2010. The award payments with respect to the corporate performance measures were based solely on our actual performance as measured against each of the specified financial and operational measures. The award payments with respect to the individual performance measures were based on the evaluation of our CEO (or, in the case of his award, our board of directors) and subject to the discretion of our board of directors.

In January 2011, the compensation committee reviewed our financial and operational results for 2010 for purposes of determining the actual bonus awards payable to our executive officers, including the Named Executive Officers. With respect to the corporate financial measure, the compensation committee evaluated our financial results and determined that we had exceeded the revenue level established in our annual operating plan, resulting in a 103% payout with respect to this performance measure.

With respect to the corporate operational measures, the compensation committee determined that we had achieved four of the seven strategic objectives established for 2010, resulting in a 90% payout with respect to this performance measure. The four completed objectives were: (1) achieving first year revenue goal for a flagship 40G transport product, (2) passing interoperability testing with a PON product for a major service provider, (3) winning a major PON customer in China and (4) maintaining the lead position in a strategic account for the HSIO business.

In addition, the compensation committee reviewed our CEO’s evaluation of each Named Executive Officer’s performance with respect to his individual MBOs for 2010 and, following its deliberations, decided to approve these evaluations for purposes of determining the portion of each Named Executive Officer’s cash bonus attributable to individual performance measures. These evaluations resulted in payouts ranging from 72% to 100%, depending upon the Named Executive Officer involved, with respect to this performance measure. The compensation committee also evaluated our CEO’s performance with respect to his individual MBOs and determined that, based on our financial performance for 2010 and his leadership in furthering the development of our key products, our CEO had satisfied his MBOs at a 90% level.

Based on the foregoing determinations, the compensation committee recommended and our board of directors considered and approved the following bonus awards for the Named Executive Officers pursuant to the 2010 cash bonus plan:

Named Executive Officer	Target Bonus Opportunity (as a Percentage of Base Salary)	Target Bonus Opportunity ($)	Payout (103%) With Respect to Corporate Financial Measure (50%)	Payout (90%) With Respect to Corporate Operational Measures (30%)	Payout with Respect to Individual Performance Measures	Total 2010 Cash Bonus Plan Awards
Amir Nayyerhabibi	100%	$350,000	$180,229	$94,500	$63,000 (90%)	$337,729
Bruce M. Margetson	55%	$129,250	$66,556	$34,898	$21,456 (83%)	$122,910
Zeineddine Chair, Ph.D.	65%	$146,250	$75,310	$39,488	$21,060 (72%)	$135,858
John P. Livingston	55%	$130,350	$67,122	$35,195	$26,070 (100%)	$128,387
Hojjat Salemi	50%	$119,238	$61,400	$32,194	$17,886 (75%)	$111,480

Discretionary Cash Bonuses.    In connection with its evaluation of our financial and operational results for 2010, the compensation committee noted that we had successfully secured a significant customer contract that has not been anticipated at the beginning of the year. In addition, the compensation committee determined that it was appropriate to recognize the extraordinary efforts of our executive officers in exceeding our revenue objectives and achieving profitability, on a non-GAAP basis as defined in our plan, in a year of economic uncertainty where a greater emphasis had been placed on cost containment rather than profitability. As a result, the compensation committee recommended and our board of directors considered and approved, in addition to the bonus awards paid pursuant to the 2010 cash bonus plan, discretionary cash bonuses in amounts equal to 2.5% of their target cash bonus opportunities under the 2010 cash bonus plan. This decision resulted in additional payments to the Named Executive Officers as follows: Mr. Nayyerhabibi, $8,750; Mr. Margetson, $3,231; Mr. Chair, $3,656; Mr. Livingston, $3,259; and Mr. Salemi, $2,981.

The total cash bonuses paid to the Named Executive Officers for 2010 are set forth in the “—2010 Summary Compensation Table” below.

The compensation committee is in the process of developing a new annual cash incentive plan that will reward our executive officers for the achievement of pre-established corporate and individual performance objectives. We anticipate that this plan will provide the amount of each executive officer’s annual target bonus opportunity, as well as the performance measures and target levels of achievement that will be required for payment.

Equity Compensation.    We use equity awards to incent and reward our executive officers, including the Named Executive Officers, for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders.

Historically, the size and form of the initial equity awards for our executive officers have been established through arm’s-length negotiation at the time the individual executive was hired. In making these awards, we considered, among other things, the prospective role and responsibility of the individual executive, competitive factors, the amount of equity-based compensation held by the executive officer at his or her former employer, the cash compensation received by the executive officer, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In addition, we have periodically granted equity awards to our executive officers, including the Named Executive Officers, to ensure that their overall equity position was consistent with our compensation objectives. Typically, our board of directors approves the equity awards granted to our executive officers, including the Named Executive Officers. In the case of the equity awards granted to our executive officers in February 2010, as described below, our board of directors delegated authority to the compensation committee to approve such awards within specific parameters established by the board of directors.

In February 2010, we made two equity awards to our executive officers, including the Named Executive Officers. The first award was made as a result of the compensation committee’s review of their equity positions and was intended to align the equity holdings of our executive officers with their recent performance, reward performance during 2009 and achieve our retention objectives. Our CEO recommended the size of these awards to the compensation committee after evaluating our financial results, an evaluation of the expected and actual performance of each executive officer, his or her individual contributions and responsibilities, and market conditions. After considering these recommendations, the compensation committee approved the awards in the form of stock options within the parameters established by our board of directors. The compensation committee recommended the size of our CEO’s award after evaluating similar factors. After considering this recommendation, our board of directors approved the award. These stock option grants, or “refresher” awards, were subject to our standard four-year service-based vesting schedule, subject to vesting acceleration upon termination upon or within twelve months of a change in control of the Company.

The second award was made in recognition of our plans to pursue an initial public offering and to ensure our retention of our executive officers, including the Named Executive Officers, in a publicly-traded company environment. Once again, our CEO recommended the size of these awards to the compensation committee after evaluating our financial results, an evaluation of the expected and actual performance of each executive officer, his or her individual contributions and responsibilities, and market conditions. After considering these recommendations and noting that these awards would be comparable in size to the “refresher” awards, the compensation committee approved the awards in the form of stock options within the parameters established by our board of directors. These stock option grants, or “retention-based” awards, were to have a vesting commencement date of the earlier of (i) our initial public offering or (ii) the second anniversary of the date of grant. At that time, the options would be subject to our standard four-year service-based vesting schedule, subject to acceleration of fifty percent of unvested options upon a change in control of the Company in the event vesting commencement has not occurred.

The stock options granted to the Named Executive Officers in 2010 were as follows:

Named Executive Officer	Refresher Stock Option Grant (# of Shares)	Retention Stock Option Grant (# of Shares)	Total Number of Shares	Grant Date Fair Value
Amir Nayyerhabibi	1,500,000	1,500,000	3,000,000	$522,900
Bruce M. Margetson	525,000	525,000	1,050,000	$183,015
Zeineddine Chair	562,500	562,500	1,125,000	$196,088
John P. Livingston	412,500	412,500	825,000	$143,798
Hojjat Salemi	562,500	562,500	1,125,000	$196,088

The equity awards granted to the Named Executive Officers during 2010 are set forth in the “—2010 Summary Compensation Table” and the “—2010 Grants of Plan-Based Awards Table” below.

Retirement and Other Benefits.    We have established a tax-qualified Section 401(k) retirement savings plan for our employees, including the Named Executive Officers, who satisfy certain eligibility requirements. Currently, we do not match contributions made by participants in the plan. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, as amended, or the Code, so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Additional benefits received by our executive officers, including the Named Executive Officers, include medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage. These benefits are provided to our executive officers on the same general terms as to all of our full-time U.S. employees.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. From time to time, we have provided limited perquisites, such as reimbursement of relocation expenses, to certain executive officers.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Post-Employment Compensation

The initial terms and conditions of employment of each of the Named Executive Officers are set forth in written offer letters. With the exception of his own arrangement, each of these offer letters was negotiated on our behalf by our CEO, with the oversight and approval of our board of directors and/or the compensation committee. For a summary of the material terms and conditions of the offer letters for the Named Executive Officers, see “— Employment Arrangements” below.

In hiring our executive officers, we recognized that it would be necessary to recruit candidates from outside our company with the requisite experience and skills. Accordingly, we sought to develop competitive compensation packages to attract qualified candidates who could fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our executive compensation structure, balancing both competitive and internal equity considerations.

In June 2010, the compensation committee adopted an Executive Severance Plan for the payment of severance and change in control benefits to our executive officers. We believe that the Executive Severance Plan is in the best interests of our company and the stockholders as it will enable our executive officers to maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of Cortina. The Executive Severance Plan eliminates the need to negotiate separation benefits on a case-by-case basis. It also helps assure an executive officer that his or her severance benefits are comparable to those of other executives with similar levels of responsibility and tenure.

The Executive Severance Plan contemplates that benefits payable in the event of a change in control of the company are payable only upon a “double trigger;” that is, only if there is a change in control and an executive officer’s employment is terminated within a specified period of time of the change in control.

For a summary of the material terms and conditions of the Executive Severance Plan, see “— Potential Payments Upon Termination or Change in Control.”

Company Evaluation of Risks Relating to its Executive and Non-Executive Programs

Our Chief Financial Officer, Vice President of Human Resources and Vice President of Legal Affairs engaged with our outside executive compensation and employee benefits counsel, Wilson, Sonsini, Goodrich & Rosati, to evaluate the risk inherent in the Company’s executive and non-executive compensation programs and policies. Following this analysis, Wilson, Sonsini, Goodrich & Rosati provided a report to the compensation committee. The report concluded that, among other things:

•	Sales commission plans are all capped at a multiple of target, mitigating risk in this area.

•	The Company has tight controls in order to determine that its employees are properly classified as exempt or non-exempt employees, and

•	The Company has tight controls in order to determine that its workers are properly classified as workers or independent contractors.

Tax and Accounting Considerations

Deductibility of Executive Compensation.    Generally, Section 162(m) of the Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of its other named executive officers, other than its chief financial officer. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

As we are not currently publicly-traded, the compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. We expect that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments.    Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any Named Executive Officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she may owe as a result of the application of Sections 280G or 4999 during 2010 and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Accounting Treatment.    We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

2010 Summary Compensation Table

The following table presents, for services rendered to the company for the fiscal year ended December 31, 2010, summary information regarding the total compensation awarded to, earned by or paid to each of the Named Executive Officers in 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1)($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (2)($)	Total ($)
Amir Nayyerhabibi	2010	$350,000	$8,750	$522,900	$337,729	—	$1,219,379
President and Chief Executive Officer

Bruce M. Margetson	2010	$235,000	$3,231	$183,015	$122,909	—	$544,155
Chief Financial Officer

Zeineddine Chair, Ph.D.	2010	$225,000	$3,656	$196,088	$135,857	—	$560,601
Vice President and General Manager

John P. Livingston	2010	$237,000	$3,259	$143,798	$128,387	—	$512,444
Vice President of Operations

Hojjat Salemi (3)	2010	$238,475	$2,981	$196,088	$111,480	$25,000	$574,024
Vice President and General Manager

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the Named Executive Officers during 2010 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 15 in the Notes to Consolidated Financial Statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the options.

(2)	The amounts reported in the All Other Compensation column represent the reimbursement of relocation expenses.

(3)	For the period from January 1, 2010 to September 15, 2010, Mr. Salemi was based in Canada. During that period, his compensation was paid in Canadian Dollars. In calculating the United States dollar equivalent for disclosure purposes, his compensation during this period was converted into U.S. dollars based on the exchange rate in effect at September 15, 2010. This exchange rate was $0.97371 per Canadian dollar.

2010 Grants of Plan-Based Awards Table

The following table presents, for each of the Named Executive Officers, information concerning each grant of a cash or equity award made during 2010. This information supplements the information about these awards set forth in the 2010 Summary Compensation Table.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options(#) (1)	Exercise or Base Price of Option Awards($/sh)	Grant Date Fair Value of Option Awards (2)
Amir Nayyerhabibi	02/24/2010	1,500,000	$0.31	$261,450
	02/24/2010	1,500,000	$0.31	$261,450
Bruce M. Margetson	02/24/2010	525,000	$0.31	$91,508
	02/24/2010	525,000	$0.31	$91,508
Zeineddine Chair, Ph.D.	02/24/2010	562,500	$0.31	$98,044
	02/24/2010	562,500	$0.31	$98,044
John P. Livingston	02/24/2010	412,500	$0.31	$71,899
	02/24/2010	412,500	$0.31	$71,899
Hojjat Salemi	02/24/2010	562,500	$0.31	$98,044
	02/24/2010	562,500	$0.31	$98,044

(1)	The stock option grants to purchase shares of our common stock were made under our 2001 Equity Incentive Plan. The exercise price of these options is equal to the fair market value of our common stock on the date of grant. Under the 2001 Equity Incentive Plan, the exercise price may be paid in cash or in shares of our common stock having a fair market value on the date of exercise equal to the aggregate exercise price of the shares being purchased.

(2)	The amounts reported represent the grant date fair value of the stock options granted in 2010, calculated in accordance with ASC Topic 718. See note (1) in the “—2010 Summary Compensation Table” for information about the assumptions made in determining the grant date fair value and compensation expense of the stock options. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the options.

2010 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of the Named Executive Officers, information regarding outstanding stock options held as of December 31, 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Amir Nayyerhabibi	1,100,000	—	$0.15	03/19/2013
	850,000	—	$0.15	05/26/2015
	500,000	—	$0.22	02/02/2016
	3,083,333	616,667 (1)	$0.30	08/02/2017
	—	1,500,000 (2)	$0.31	02/24/2020
	—	1,500,000 (3)	$0.31	02/24/2020
Bruce M. Margetson	504,300	—	$0.15	04/14/2014
	250,000	—	$0.15	05/26/2015
	350,000	—	$0.22	02/02/2016
	416,666	83,334 (1)	$0.30	08/02/2017
	—	525,000 (2)	$0.31	02/24/2020
	—	525,000 (3)	$0.31	02/24/2020
Zeineddine Chair, Ph.D.	400,000	—	$0.15	03/19/2013
	500,000	—	$0.15	05/26/2015
	250,000	—	$0.22	02/02/2016
	458,333	91,667 (1)	$0.30	08/02/2017
	—	562,500 (2)	$0.31	02/24/2020
	—	562,500 (3)	$0.31	02/24/2020
John P. Livingston	750,000	—	$0.22	07/27/2016
	458,333	91,667 (1)	$0.30	08/02/2017
	—	412,500 (2)	$0.31	02/24/2020
	—	412,500 (3)	$0.31	02/24/2020
Hojjat Salemi	400,000	—	$0.15	03/19/2013
	500,000	—	$0.15	05/26/2015
	250,000	—	$0.22	02/02/2016
	416,666	83,334 (1)	$0.30	08/02/2017
	—	562,500 (2)	$0.31	02/24/2020
	—	562,500 (3)	$0.31	02/24/2020

(1)	These stock options are scheduled to vest as to 25% of the underlying shares on August 2, 2008, and thereafter on a pro rata basis for the following 36 months.

(2)	These stock options are scheduled to vest as to 25% of the underlying shares on February 24, 2011, and thereafter on a pro rata basis for the following 36 months.

(3)	These stock options are scheduled to commence vesting on the earlier of (i) our initial public offering; or (ii) February 24, 2012; vest as to 25% of the underlying shares upon the one-year anniversary thereafter; and then on a pro rata basis for the following 36 months.

2010 Option Exercises and Stock Vested at Fiscal Year-End

None of the Named Executive Officers exercised stock options during 2010 and none of the Named Executive Officers held stock awards in 2010.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for the Named Executive Officers during 2010.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for the Named Executive Officers during 2010.

Employment Arrangements

We have entered into employment offer letters with each of the Named Executive Officers in connection with his or her commencement of employment with us. Typically, these arrangements provide for at-will employment and include the executive officer’s initial base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. These arrangements generally provide for a recommended stock option grant to be submitted to our board of directors or the compensation committee, as applicable, for approval, with an exercise price equal to the fair market value of our common stock on the date of grant and subject to our specified vesting requirements. These offers of employment were each subject to execution of our standard employee proprietary information and inventions assignment agreement.

Potential Payments Upon Termination or Change in Control

Each of the Named Executive Officers is eligible to receive certain severance payments and benefits in connection with his or her termination of employment under various circumstances, including following a change in control of Cortina, under the terms and conditions of our Executive Severance Plan.

The estimated potential severance payments and benefits payable to each Named Executive Officer in the event of termination of employment as of December 31, 2010 pursuant to the Executive Severance Plan are described below.

The actual amounts that would be paid or distributed to the Named Executive Officers as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the Named Executive Officer’s base salary and bonus. Although we have adopted the Executive Severance Plan to provide severance payments and benefits to the Named Executive Officers in connection with a termination of employment under particular circumstances, we, or an acquirer, may mutually agree with the Named Executive Officers on severance terms that vary from those provided in the Plan. Finally, in addition to the amounts presented below, each Named Executive Officer would also be able to exercise any previously-vested stock options that he held. For more information about the Named Executive Officers outstanding equity awards as of December 31, 2010, see “—2010 Outstanding Equity Awards at Fiscal Year-End Table.”

Along with the severance payments and benefits provided to the Named Executive Officers under the Executive Severance Plan, these executives are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Executive Severance Plan

The Executive Severance Plan provides for the payment of severance and other benefits to designated executive officers in the event of an involuntary termination of employment, including in certain situations upon or following a change in control of the Company. Pursuant to the current terms and conditions of the Executive Severance Plan, upon the execution of an appropriate release of claims and the continued obligations under certain restrictive covenants regarding confidentiality and non-solicitation, a participating executive officer would be entitled to receive the following payments and benefits.

Involuntary Termination of Employment.     In the event of an involuntary termination of employment (a termination of employment by the Company without “cause” or by the executive for “good reason”) prior to a change in control of the Company, our CEO would be eligible to receive:

•	salary continuation for a period of 12 months at the base salary level then in effect;

•	a cash payment equal to the average of the actual bonuses earned for the last two completed fiscal years; and

•	continued medical, dental and vision benefits for a period of 12 months.

In the event of an involuntary termination of employment (a termination of employment by the Company without “cause” or by the executive for “good reason”) prior to a change in control of the Company, the other Named Executive Officers would be eligible to receive:

•	salary continuation for a period of six months at the base salary level then in effect;

•	a cash payment equal to 50% of the average of the actual bonuses earned for the last two completed fiscal years; and

•	continued medical, dental and vision benefits for a period of six months.

Involuntary Termination of Employment In Connection with Change in Control.    In the event of an involuntary termination of employment (a termination of employment by the Company without “cause” or by the executive for “good reason”) upon or following a change in control of the Company, our CEO would be eligible to receive:

•	a cash payment equal to 12 months of base salary then in effect;

•	a cash payment equal to the average of the actual bonuses earned for the last two completed fiscal years;

•	continued medical, dental and vision benefits for a period of 12 months;

•	accelerated vesting of all of the shares of our common stock underlying any then-outstanding unvested stock options granted on or prior to June 29, 2010 (except for the “retention-based” awards); and

•

accelerated vesting of 50% of the shares of our common stock underlying any then-outstanding unvested stock options granted on February 24, 2010 as “retention-based” awards in connection with a change in control that occurs before the vesting commencement date.

In the event of an involuntary termination of employment (a termination of employment by the Company without “cause” or by the executive for “good reason”) upon or following a change in control of the Company, the other Named Executive Officers would be eligible to receive:

•	a cash payment equal to six months of base salary then in effect;

•	a cash payment equal to 50% of the average of the actual bonuses earned for the last two completed fiscal years;

•	continued medical, dental and vision benefits for a period of six months; and

•	accelerated vesting of all of the shares of our common stock underlying any then-outstanding unvested stock options granted on or prior to June 29, 2010 (except for the “retention-based” awards); and

•

accelerated vesting of 50% of the shares of our common stock underlying any then-outstanding unvested stock options granted on February 24, 2010 as “retention-based” awards in connection with a change in control that occurs before the vesting commencement date.

Potential Payments and Benefits Upon Termination of Employment or Change in Control of the Company

The following tables set forth the potential estimated payments and benefits to which each of the Named Executive Officers would have been entitled assuming termination of their employment as of December 31, 2010, as specified under the Executive Severance Plan.

Triggering Event (1)	Amir Nayyerhabibi (2)	Bruce M. Margetson (3)	Zeineddine Chair, Ph.D. (4)	John P. Livingston (5)	Hojjat Salemi (6)
Involuntary Termination of Employment Prior to a Change in Control of the Company:
Base Salary Continuation	$350,000	$117,500	$112,500	$118,500	$119,238
Bonus Payment	333,893	61,587	68,151	63,219	55,630
Employee Medical, Dental and Vision Benefits Continuation	20,391	7,120	7,120	7,200	7,120

Total	$704,284	$186,207	$187,771	$188,919	$181,988

Involuntary Termination of Employment in Connection with a Change in Control of the Company:
Base Salary Lump Sum Payment	$350,000	$117,500	$112,500	$118,500	$119,238
Accelerated Vesting of Stock Options	406,937	123,356	132,510	100,692	131,310
Bonus Payment	333,893	61,587	68,151	63,219	55,630
Employee Medical, Dental and Vision Benefits Continuation	20,391	7,120	7,120	7,200	7,120

Total	$1,111,221	$309,563	$320,281	$289,611	$313,298

(1)	Assumes the date of termination of employment was December 31, 2010 and that the fair market value of our common stock on December 31, 2010 was $0.48.

(2)	For purposes of this analysis, Mr. Nayyerhabibi’s compensation is assumed to be as follows: base salary equal to $350,000; a cash bonus of $333,893; outstanding unvested stock options covering 2,116,667 shares of our common stock for all grants other than retention-based awards; and outstanding unvested stock options covering 750,000 shares of our common stock for retention-based awards.

(3)	For purposes of this analysis, Mr. Margetson’s compensation is assumed to be as follows: base salary equal to $235,000; a cash bonus of $123,174; outstanding unvested stock options covering 608,334 shares of our common stock for all grants other than retention-based awards; and outstanding unvested stock options covering 262,500 shares of our common stock for retention-based awards.

(4)	For purposes of this analysis, Dr. Chair’s compensation is assumed to be as follows: base salary equal to $225,000; a cash bonus of $136,302; outstanding unvested stock options covering 654,167 shares of our common stock for all grants other than retention-based awards; and outstanding unvested stock options covering 281,250 shares of our common stock for retention-based awards.

(5)	For purposes of this analysis, Mr. Livingston’s compensation is assumed to be as follows: base salary equal to $237,000; a cash bonus of $126,438; outstanding unvested stock options covering 504,167 shares of our common stock for all grants other than retention-based awards; and outstanding unvested stock options covering 206,250 shares of our common stock for retention-based awards.

(6)	For purposes of this analysis, Mr. Salemi’s compensation is assumed to be as follows: base salary equal to $238,475; a cash bonus of $111,260; outstanding unvested stock options covering 645,834 shares of our common stock for all grants other than retention-based awards; and outstanding unvested stock options covering 281,250 shares of our common stock for retention-based awards.

Employee Benefit Plans

2011 Employee Stock Purchase Plan

Our board of directors has adopted our 2011 Employee Stock Purchase Plan. Our executive officers and all of our other employees will be allowed to participate in our 2011 Employee Stock Purchase Plan, which will be effective upon the completion of this offering. We believe that providing our employees the opportunity to participate in the 2011 Employee Stock Purchase Plan provides them with a further incentive towards ensuring our success and accomplishing our corporate goals. The specific provisions of our 2011 Employee Stock Purchase Plan are as provided for below.

A total of              shares of our common stock will be made available for sale under the plan. In addition, our 2011 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2011 Employee Stock Purchase Plan on the first day of each fiscal year beginning in 2012, equal to the lesser of:

•	% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	shares; or

•	such other amount as may be determined by our board of directors.

Our compensation committee administers the 2011 Employee Stock Purchase Plan. Our compensation committee has full and exclusive authority to interpret the terms of the 2011 Employee Stock Purchase Plan and determine eligibility to participate subject to the conditions of our 2011 Employee Stock Purchase Plan as described below.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2011 Employee Stock Purchase Plan if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2011 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six-month periods commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after August 20th and February 20th of each year, except for the first such offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after                     .

Our 2011 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant’s base salary, certain commissions and overtime, but excludes payments for incentive compensation, bonuses and certain other compensation. A participant may purchase a maximum of 5,000 shares during a six-month purchase period. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period.

The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2011 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2011 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2011 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each purchase right. If the successor corporation refuses to assume or substitute for the purchase rights under the plan, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s election to purchase will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Our 2011 Employee Stock Purchase Plan will automatically terminate in 2021, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate our 2011 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2011 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2011 Employee Stock Purchase Plan.

2011 Equity Incentive Plan

Our board of directors has adopted our 2011 Equity Incentive Plan, or the 2011 Plan. The 2011 Plan will be effective upon the completion of this offering. The 2011 Plan permits the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our subsidiary corporations’ employees, and the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares, deferred stock units or dividend equivalents to our employees, directors and consultants and our subsidiary corporations’ employees and consultants.

Shares Under the Plan.    The maximum aggregate number of shares issuable under the 2011 Plan will be determined by our board of directors prior to this offering, and will equal approximately 10% of the estimated shares of common stock outstanding upon completion of this offering. In addition, shares issuable under the 2011 Plan will include (i) any shares that, as of the completion of this offering, have been reserved but not issued pursuant to awards granted under our 2001 Equity Incentive Plan, or the 2001 Plan, and are not subject to any awards granted thereunder, (ii) any shares subject to stock options or similar awards granted under the 2001 Plan that expire or terminate without having been exercised in full and (iii) any unvested shares issued pursuant to awards granted under the 2001 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2011 Plan pursuant to (i) through (iii) above equal to a cap to be determined by our board of directors prior to this offering. In addition, the number of shares available for issuance under the 2011 Plan will be annually increased on the first day of each of our fiscal years, beginning with 2012, by an amount equal to the least of:

•	a number of shares to be specified;

•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such lesser number of shares as our board of directors may determine.

Shares issued pursuant to awards under the 2011 Plan that we repurchase or that expire or are forfeited, as well as shares tendered in payment of the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant or sale under the 2011 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2011 Plan.

Plan Administration.    The 2011 Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees (referred to as the “Administrator”). In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of the 2011 Plan, the Administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2011 Plan. The Administrator also has the authority, subject to the terms of the 2011 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the Administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2011 Plan and awards granted under the 2011 Plan.

Stock Options.    The Administrator may grant incentive and/or non-statutory stock options under the 2011 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our common stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The Administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, broker-assisted cashless exercise or other consideration permitted by applicable law and acceptable to the Administrator. Subject to the provisions of the 2011 Plan, the Administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her options, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Restricted Stock.    Restricted stock may be granted under the 2011 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Administrator. The Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the Administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.    Restricted stock units may be granted under the 2011 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The Administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The Administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Stock Appreciation Rights.    Stock appreciation rights may be granted under the 2011 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2011 Plan, the Administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares.    Performance units and performance shares may be granted under our 2011 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the Administrator are achieved or the awards otherwise vest. The Administrator determines the terms and conditions of performance units and performance shares including the vesting criteria, which may include achievement of specified performance criteria or continued service, which, depending on the extent to which they are met, will determine the number and/or value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the Administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The Administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in any combination thereof. The specific terms will be set forth in an award agreement.

Deferred Stock Units.    Deferred Stock Units may be granted under the 2011 Plan. Deferred Stock Units are restricted shares, restricted stock units, performance shares or performance units granted under the 2011 Plan that the Administrator permits to be paid out on an installment or deferred basis, in accordance with rules and procedures determined by the Administrator.

Dividend Equivalents.    Dividend Equivalents may be granted under the 2011 Plan. Dividend Equivalents are credits, paid in cash, equal to the amount of cash dividends paid on shares represented by awards held by participants. Dividend Equivalents may be subject to the same vesting restrictions as the shares subject to an award.

Transferability of Awards.    Unless the Administrator provides otherwise, the 2011 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2011 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of a proposed dissolution or liquidation, the Administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and all awards, to the extent not previously exercised, will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    The 2011 Plan provides that in the event of a merger or change in control, as defined under the 2011 Plan, each outstanding award will be treated as the Administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate to the extent unexercised upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a merger or change in control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels.

Clawback Requirement.    The 2011 Plan provides that if the company is required to restate its financial statements due to material noncompliance with financial reporting requirements under the securities laws, executive officers will be required to repay compensation received pursuant to awards under the 2011 Plan during the three years preceding the restatement that is in excess of the amount to which they would be entitled under the restated financial statements, in accordance with Section 10D of the Securities Exchange Act of 1934.

Plan Amendment, Termination.    Our board of directors has the authority to amend, alter, suspend or terminate the 2011 Plan provided such action does not impair the existing rights of any participant. The 2011 Plan will automatically terminate in 2021, unless terminated earlier by our board of directors.

2001 Equity Incentive Plan

The 2001 Plan was adopted by our board of directors and approved by our stockholders in August 2001. The 2001 Plan has been amended from time to time. The 2001 Plan expires in August 2011, but will continue to govern the terms and conditions of outstanding awards granted thereunder. The 2001 Plan provides for the grant of stock options, stock bonuses and rights to acquire restricted stock to employees, officers, directors and consultants of us and our affiliates.

Shares Under the Plan.    As of December 31, 2010, there were 54,565,534 options to purchase shares of our common stock outstanding under the 2001 Plan. Shares subject to options or restricted stock that expire or otherwise terminate without having been forfeited to or repurchased by us will become available for future grant under the 2011 Plan, following this offering.

Plan Administration.    Our board of directors or a committee appointed by our board of directors administers the 2001 Plan. The administrator has the power to determine which of the persons eligible under the 2001 Plan shall be granted awards, when and how each award shall be granted, what type or combination of types of award shall be granted, the provisions of each award granted, and the number of shares of common stock with respect to which an award shall be granted to each such person. The administrator also has the authority, subject to the terms of the 2001 Plan, to prescribe rules and to construe and interpret the 2001 Plan and awards granted under the 2001 Plan, as well as to amend the 2001 Plan.

Stock Options.    The Administrator may grant incentive and/or non-statutory stock options under the 2001 Plan, provided that incentive stock options are only granted to employees. The exercise price of each incentive stock option may not be less than 100% of the fair market value of the common stock subject to the option on the day that such option is granted, and the exercise price of each non-statutory stock option may not be less than 85% of the fair market value. Any option granted to a holder of ten percent of the combined voting power of the Company’s stock must be at least 110% of the fair market value for incentive stock options and at least 100% of the fair market value for non-statutory stock options. Terms of incentive stock options for ten percent holders may not exceed five years, otherwise, option terms may not exceed ten years under the 2001 Plan. The methods of payment of the exercise price of an option may include cash, shares, or other consideration permitted by applicable law and acceptable to the board. After the termination of service of an employee, director or consultant, the participant may exercise his or her options, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Stock Bonus Awards.    Stock bonus awards may be granted under our 2001 Plan. The terms and conditions of such awards including the vesting criteria will be determined by the Administrator and set forth in the award agreement.

Transferability of Awards.    The 2001 Plan generally does not allow for the transfer of awards except by will or by the laws of descent and distribution, and only the recipient of, an option or stock appreciation right, stock bonus award or restricted stock award may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, the administrator will make adjustments to the number and type of shares and exercise price of shares subject to outstanding options and the number and type of shares that may be delivered under the 2001 Plan.

Merger or Other Transaction.    The 2001 Plan provides that in the event of our merger into or consolidation with another entity in which we are not the surviving entity, or we are liquidated or we sell or dispose of all or substantially all of our assets to another entity, then any surviving corporation or acquiring corporation will assume any awards outstanding under the 2001 Plan or will substitute similar stock awards for those outstanding under the 2001 Plan. In the event any surviving corporation or acquiring corporation refuses to assume such awards or to substitute similar stock awards for those outstanding under the 2001 Plan, then with respect to any awards held by participants whose continuous service has not terminated, the vesting of such awards will be accelerated in full, and the awards will terminate if not exercised at or prior to the merger or other transaction.

Plan Amendment, Termination.    Our board of directors has the authority to amend or terminate the 2001 Plan provided such action does not adversely affect the rights of any award holder.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, may benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2008 to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation, equity and employment arrangements with directors and executive officers, which are described where required under the “Management” and “Executive Compensation” sections of this prospectus. We also describe below certain transactions and series of similar transactions since January 1, 2008 with our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons to which we are a party.

Investor Rights Agreement

In connection with our Series D preferred stock financing completed in July 2006, we entered into an amended and restated investors’ rights agreement with certain purchasers of our preferred stock, including our principal stockholders with which certain of our directors are affiliated. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to certain shares of our common stock held or issuable upon conversion of the shares of preferred stock held by them. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Voting Agreement

We have entered into a voting agreement with certain holders of our outstanding preferred stock and common stock, including entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. The parties to the voting agreement have agreed, while the agreement is in effect and subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including: Institutional Venture Partners or its affiliates, which has designated Mr. Fogelsong; DCM Investment Management or its affiliates, which has designated Mr. Amdahl; Alloy Ventures or its affiliates, which has designated Mr. Hanafi; Sofinnova or its affiliates, which has designated Mr. Buatois; Canaan Partners, which has designated Mr. Young; Morgenthaler Ventures or its affiliates, which has designated Mr. Lanza; and Intel Atlantic, Inc. and at least one current director on the board of directors that is not affiliated with Intel Atlantic, Inc, with respect to one independent director.

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2010 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised or converted within 60 days after December 31, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days after December 31, 2010 are included for that person or group but not the stock options of any other person or group.

Applicable percentage ownership is based on 292,354,954 shares of common stock outstanding at December 31, 2010, assuming the automatic conversion of all outstanding shares of our preferred stock on a one-for-one basis into              shares of common stock. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering, based upon an assumed initial public offering price of $             per share.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Cortina Systems, Inc., 1376 Bordeaux Drive, Sunnyvale, California 94089.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares	Percentage (%)	Shares	Percentage (%)
5% Stockholders:
Intel Atlantic, Inc. (1)	34,647,551	11.9	34,647,551
Entities affiliated with Morgenthaler Partners (2)	29,651,825	10.1	29,651,825
Entities affiliated with Canaan Equity (3)	24,241,665	8.3	24,241,665
Entities affiliated with Institutional Venture Partners (4)	23,894,863	8.2	23,894,863
Entities affiliated with DCM (5)	17,921,147	6.1	17,921,147
Entities affiliated with El Dorado Ventures (6)	17,056,679	5.8	17,056,679
Storm Semiconductors, Inc. (7)	15,870,064	5.4	15,870,064
Kodiak Venture Partners (8)	15,509,744	5.3	15,509,744

Named Executive Officers and Directors:
Amir Nayyerhabibi (9)	10,393,167	3.6	10,393,187
Bruce M. Margetson (10)	1,673,050	*	1,673,050
Zeineddine Chair, Ph.D. (11)	2,638,097	0.9	2,638,097
Hojjat Salemi (12)	2,594,347	0.9	2,594,347
John R. Livingston (13)	1,334,375	*	1,334,375
Carlton G. Amdahl (14)	17,921,147	6.1	17,921,147
J. Thomas Bentley (15)	103,541	*	103,541
Eric P. Buatois (16)	11,947,431	4.1	11,947,431
Norman A. Fogelsong (17)	23,894,863	8.2	23,894,863
Ammar H. Hanafi (18)	14,336,918	4.9	14,336,918
Harold E. Hughes, Jr. (19)	761,573	*	761,573
Andrew S. Lanza	0	*	0
Eric A. Young (20)	24,289,144	8.3	24,289,144
All executive officers and directors as a group (16 people) (21)	115,384,754	39.5	115,384,754

(*)	Represents beneficial ownership of less than 1%.

(1)	All shares are held of record by Intel Atlantic, Inc., a wholly owned subsidiary of Intel Corporation. The mailing address of Intel Atlantic is care of Intel Corporation, 2200 Mission College Blvd., MS: RN6-59, Santa Clara, CA 95054, Attn: Portfolio Manager.

(2)	Consists of 29,651,825 shares held of record by Morgenthaler Partners VII, L.P (“MP VII”). Morgenthaler Management Partners VII, LLC (“MMP VII”), the general partner of MP VII, has sole voting and dispositive power with respect to the shares held by MP VII. Robert C. Bellas, Theodore A. Laufik, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey and Peter G. Taft, the managing members of MMP VII, share voting and dispositive power with respect to the shares held by these entities and disclaim beneficial ownership of these shares except to the extent of their respective individual pecuniary interest therein. The address of each of these entities is 50 Public Square, Suite 2700, Cleveland, Ohio 44113.

(3)	Shares beneficially owned consist of 872,700 shares of common stock issuable upon conversion of preferred stock held by Canaan Equity III Entrepreneurs LLC (“Canaan Entrepreneurs III”) and 23,368,965 shares of common stock issuable upon conversion of preferred stock held by Canaan Equity III L.P. (“Canaan Equity III”). Canaan Equity Partners III LLC (“Canaan III”) as (a) the sole Manager of Canaan Entrepreneurs III and (b) the sole General Partner of Canaan Equity III, has ultimate voting and dispositive power over the shares held of record by Canaan Entrepreneurs III and Canaan Equity III (the “Canaan III Shares”). Shared voting and dispositive power over the Canaan III Shares is vested in the managers of Canaan III, which are John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Seth A. Rudnick, Guy M. Russo and Eric A. Young, each of whom disclaims beneficial ownership of the Canaan III Shares except to the extent of his pecuniary interest therein. Eric A. Young, a member of the Company’s board of directors, is a manager of Canaan III and may be deemed to have voting and dispositive power over the Canaan III Shares. An additional 53,454 shares of common stock issuable upon conversion of preferred stock are held of record by Mr. Kopchinsky, over which Mr. Kopchinsky exercises sole voting and dispositive power. An additional 94,340 shares of common stock issuable upon conversion of preferred stock are held of record by Mr. Green, over which Mr. Green exercises sole voting and dispositive power. An additional 15,408 shares of common stock issuable upon conversion of preferred stock are held of record by Mr. Russo, over which Mr. Russo exercises sole voting and dispositive power. An additional 67,605 shares of common stock issuable upon conversion of preferred stock are held of record by Mr. Kamra, over which Mr. Kamra exercises sole voting and dispositive power. An additional 47,479 shares of common stock issuable upon conversion of preferred stock are held of record by the Connor Erickson Young Irrevocable Trust dated February 11, 2008. Mr. Young is the co-trustee of such trust and exercises shared voting and dispositive power over the shares held of record by such trust. An additional 29,869 shares of common stock issuable upon conversion of preferred stock are held of record by Brenton Ahrens, over which Mr. Ahrens exercises sole voting and dispositive power. Mr. Ahrens, who is a manager of certain affiliates of Canaan Partners, is not a manager of Canaan III and does not have voting and dispositive power over the Canaan III Shares. The address of the entities and individuals affiliated with Canaan Partners is 285 Riverside Avenue, Suite 250, Westport, CT 06880.

(4)	Consists of (i) 20,597,372 shares held of record by Institutional Venture Partners XI, L.P. (“IVP XI”) and (ii) 3,297,491 shares held of record by Institutional Venture Partners XI GmbH & Co. Beteiligungs KG (“IVP XI KG”). Institutional Venture Management XI, LLC (“IVM XI”), serves as the sole general partner of IVP XI and the sole managing limited partner of IVP XI KG, and has sole voting and dispositive power with respect to the shares held by these entities. Todd C. Chaffee, Reid W. Dennis, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps, the Managing Directors of IVM XI, share voting and dispositive power with respect to the shares held by these entities and disclaim beneficial ownership of these shares except to the extent of their respective individual pecuniary interest therein. The address of these entities is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(5)	Consists of (i) 17,476,703 shares held of record by DCM IV, L.P. (“DCM IV”) and (ii) 444,444 shares held of record by DCM Affiliates Fund IV, L.P. (“Affiliates IV”). The general partner of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., whose general partner is DCM International IV, Ltd. DCM International IV, Ltd., through DCM Investment Management IV, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Dixon R. Doll, Peter W. Moran and Thomas Blaisdell, the directors of DCM International IV, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(6)	Consists of (i) 16,551,849 shares held of record by El Dorado Ventures VI, L.P. (“EDV VI”) and (ii) 504,830 shares held of record by EL Dorado Technology ‘01, L.P. (“EDT ‘01”) El Dorado Venture Partners VI, LLC (“EDVP VI”), the general partner of EDV VI and EDT 01, has sole voting and dispositive power with respect to the shares held by EDV VI and EDT ‘01. Charles D. Beeler, M. Scott Irwin and Thomas H. Peterson, the managing members of EDVP VI, share voting and dispositive power with respect to the shares held by these entities and disclaim beneficial ownership of these shares except to the extent of their respective individual pecuniary interest therein. The address of each of these entities is 2440 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(7)	All shares are held of record by Storm Semiconductors, Inc. Stewart Wu is the president and chief executive officer of Storm and has sole voting and dispositive power with respect to the shares held by it and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of this entity is 1376 Bordeaux Drive, Sunnyvale, California 94089.

(8)	Consists of (i) 11,572,632 shares held of record by Kodiak Venture Partners II-A, L.P. (“KVP II-A”); (ii) 2,541,235 shares held of record by Kodiak Venture Partners II-B, L.P. (“KVP II-B”); and (iii) 1,395,877 shares held of record by SKI Opportunities Fund, LLC (“SKI”). Kodiak Ventures Management II, L.P. (“KVM II”), the general partner of KVP II-A and KVP II-B, may be deemed to share voting and dispositive power with respect to the shares held by KVP II-A and KVP II-B. SKI Opportunities Fund (GP) (“SKI GP”), the general partner of SKI, may be deemed to share voting and dispositive power with respect to the shares held by SKI. Kodiak Ventures Management Company, Inc. (“Kodiak Mgmt”), the general partner of KVM II and SKI GP, may be deemed to have sole voting and dispositive power with respect to the shares held KVP II-A, KVP II-B and SKI. David A. Furneaux and Louis J. Volpe are the President and Treasurer, respectively, of Kodiak Mgmt share voting and dispositive power for the shares held of record by these entities and disclaim beneficial ownership of these shares except to the extent of their respective individual pecuniary interest therein. The address of each of these entities is 1000 Winter Street, Suite 3800, Waltham, Massachusetts 02451.

(9)	Consists of (i) 1,108,445 shares held of record by Mr. Nayyerhabibi; (ii) 3,222,223 shares held of record by SFO GP LLC for which Mr. Nayyerhabibi serves as managing member; and (iii) options to purchase 6,062,499 shares exercisable within 60 days of December 31, 2010.

(10)	Consists of options to purchase 1,673,050 shares exercisable within 60 days of December 31, 2010.

(11)	Consists of (i) 866,222 shares held of record by Dr. Chair; and (ii) options to purchase 1,771,875 shares exercisable within 60 days of December 31, 2010.

(12)	Consists of (i) 866,222 shares held of record by Mr. Salemi; and (ii) options to purchase 1,728,125 shares exercisable within 60 days of December 31, 2010.

(13)	Consists of options to purchase 1,334,375 shares exercisable within 60 days of December 31, 2010.

(14)	Consists of the shares listed in footnote 5 above, which are held by entities affiliated with DCM. Mr. Amdahl is a director of our company appointed by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. He disclaims beneficial ownership with respect to the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of her pecuniary interest therein. The business address for Mr. Amdahl is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(15)	Consists of options to purchase 103,541 shares exercisable within 60 days of December 31, 2010.

(16)	Consists of 11,947,431 shares held of record by Sofinnova Venture Partners VI, L.P. (“SVP VI”), as nominee for SVP VI, Sofinnova Venture Partners VI GmbH & Co. KG (“SVP VI KG”) and Sofinnova Venture Affiliates VI, L.P. (“SVA VI”). Mr. Buatois is a managing member of Sofinnova Management VI, L.L.C. (“SM VI”), the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and holds shared voting and dispositive power over the shares held by these entities. Mr. Buatois disclaims beneficial ownership of the shares held by these entities except to the extent of his individual pecuniary interest therein. The address of the Sofinnova entities and Mr. Buatois is 2800 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(17)	Consists of the shares listed in footnote 4 above, which are held by entities affiliated with Institutional Venture Partners.

(18)	All shares are held of record by Alloy Ventures 2005, L.P. (“2005 LP”). As a managing member of Alloy Ventures 2005, LLC, the general partner of 2005 LP, Mr. Hanafi holds shared voting and dispositive power over the shares held by 2005 LP. Mr. Hanafi disclaims beneficial ownership of the shares held by 2005 LP except to the extent of his individual pecuniary interest therein. The address of these entities and Mr. Hanafi is 400 Hamilton Avenue, Palo Alto, California 94301.

(19)	Consists of (i) 227,680 shares held of record by Mr. Hughes; (ii) 51,860 shares held of record by Mr. Hughes’ spouse; (iii) 17,283 shares held of record by the Hughes Family Trust dated March 6, 1995 for which Mr. Hughes serves as a trustee; (iv) 29,250 shares held of record by Mr. Hughes as custodian for his son; (v) 29,250 shares held of record by Mr. Hughes as custodian for his daughter; and (vi) options to purchase 406,250 shares exercisable within 60 days of December 31, 2010.

(20)	Consists of (i) the shares listed in footnote 3 above, which are held by entities affiliated with Canaan Equity and (ii) Consists of 47,479 shares of common stock issuable upon conversion of preferred stock held of record by the Connor Erickson Young Irrevocable Trust dated February 11, 2008. Mr. Young is the co-trustee of such trust and exercises shared voting and dispositive power over the shares held of record by such trust. Mr. Young’s address is c/o Canaan Partners, 285 Riverside Avenue, Suite 250, Westport, CT 06880.

(21)	Consists of (i) 98,807,958 shares held of record by the current directors and executive officers and (ii) options to purchase 16,576,796 shares exercisable within 60 days of December 31, 2010.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and of certain provisions of our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares, all with a par value of $0.001 per share, of which:

•	shares are designated as common stock and

•	shares are designated as preferred stock.

As of December 31, 2010, we had outstanding 36,347,996 shares of common stock held of record by 187 stockholders and 256,006,958 shares of preferred stock were outstanding. In addition, as of December 31, 2010, 54,565,534 shares of our common stock were subject to outstanding options. For more information on our capitalization, see “Capitalization” above.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the closing of this offering, all currently outstanding shares of preferred stock will convert into shares of our common stock on a one-for-one basis and there will be no shares of preferred stock outstanding.

Pursuant to our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to              shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control.

Registration Rights

As of December 31, 2010, the holders of an aggregate of 256,006,958 shares of our common stock are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an investor rights agreement by and among us and certain of our stockholders. We refer to these shares collectively as “registrable securities.”

The registration of shares of common stock as a result of the following rights being exercised would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ordinarily, we will be required to pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of three years after completion of this offering, or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in any ninety-day period pursuant to Rule 144 of the Securities Act or another similar exemption.

Demand Registration Rights

Other than during the 180-day period following the date of this prospectus (subject to certain extensions) or during the period starting with the filing and ending 180 days following the effective date of any other registration statement pertaining to our equity securities, if the holders of at least 40% of the registrable securities then outstanding request in writing that we effect a registration that has an aggregate offering price to the public, net of underwriting discounts and commissions, of $7,500,000, we may be required to register their shares. At most, we are obligated to effect two registrations for the holders of registrable securities in response to these demand registration rights. We may defer such registration for up to 90 days if such registration would be seriously detrimental to us or our stockholders. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time after we become entitled under the Securities Act to register our shares on Form S-3 a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3, we will be required to effect such registration as soon as practicable if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000; provided, however, that if such registration would be seriously detrimental to us or our stockholders, we may defer the registration for up to 90 days. We are only obligated to effect up to two registrations on Form S-3 in any 12-month period.

Indemnification

We are obligated to indemnify each holder of registrable securities, their underwriters, and any person who may be deemed to control them or any of their subsidiaries in the event of material misstatements or omissions in the registration statement or related violations of law attributable to us. Any holder of registrable securities that is a selling stockholder is obligated to indemnify us, each underwriter, if any, each person who controls us or any underwriter within the meaning of Section 15 of the Securities Act and each other selling stockholder in the event of material misstatements or omissions in the registration statement attributable to such stockholder. The liability of such selling stockholder shall be limited to an amount equal to the net proceeds to each such selling stockholder.

Voting Rights

Under the provisions of our amended and restated certificate of incorporation to become effective upon completion of this offering, holders of our common stock are entitled to one vote for each share of common stock held by such holder on any matter submitted to a vote at a meeting of stockholders. In addition, our amended and restated certificate of incorporation provides that certain corporate actions require the approval of our stockholders.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws that will become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws to become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of the board, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	specify that no stockholder is permitted to cumulate votes at any election of the board of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that may result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             .

Listing

We intend to apply to list our common stock for quotation on              under the trading symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of              shares of common stock will be outstanding, assuming that there are no exercises of options after December 31, 2010. Of these shares, all              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the 54,565,534 shares of our common stock that were subject to stock options outstanding as of December 31, 2010, options to purchase 35,630,813 shares of common stock were vested as of December 31, 2010 and will be eligible for sale 180 days following the effective date of this offering.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, subject to certain extensions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any offer, sale, pledge or disposition;

•

enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise; or

•	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 18 days, as set forth in “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of December 31, 2010, 15,362,087 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

Registration Rights

Upon completion of this offering, the holders of 256,006,958 shares of common stock or series of common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	controlled foreign corporations and passive foreign investment companies and corporations that accumulate earnings to avoid U.S federal income tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any political subdivision thereof or treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed on a net income basis at applicable graduated individual or corporate rates. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•

you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax for the dividend equivalent amount, as that term is defined in the Code, at a 30% rate or such lower rate as may be applicable under an income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a rate of 28%, which is scheduled to increase to 31% for payments made on or after January 1, 2013, unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

J.P. Morgan Securities LLC and Barclays Capital Inc., or the Representatives, are acting as the representatives of the underwriters and joint book-running managers in connection with this offering. Under the terms of an underwriting agreement, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us, and have agreed to sell, the respective number of shares of common stock shown opposite its name below:

Name	Number of shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Needham & Company, LLC
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
Roth Capital Partners, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares from us. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us, and we have severally agreed to sell, for the shares.

Paid by us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the Representatives may change the offering price and other selling terms.

The expenses of this offering, which are payable by us, are estimated to be approximately $             million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of              shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised by the underwriters to cover over-allotments, if any, in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the table above, and we will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock, have agreed that, subject to certain exceptions, we and they will not directly or indirectly, without the prior written consent of the Representatives (1) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any stock options), or publicly disclose the intention to make any offer, pledge, sale disposition, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock or such securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise or (3) make any demand for or exercise any right or cause to be filed with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless such extension is waived in writing by the Representatives.

The Representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the Representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the Representatives and us. In determining the initial public offering price of our common stock, the Representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	an assessment of management and our business potential and earning prospects;

•	the prevailing securities market conditions at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that may otherwise exist in the open market. These transactions may be effected on              or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

Stock Exchange

We intend to apply to have our common stock listed on              under the symbol “    .”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Directed Share Program

At our request, the underwriters have reserved              percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to business associates, customers and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction, subject to certain extensions. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

Relationships

The underwriters and certain of their respective affiliates are financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform, investment banking and advisory services for us from time to time, for which they may in the future receive customary fees and expenses. The underwriters and their respective affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of ordinary shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the ordinary shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of ordinary shares may be made to the public in that Relevant Member State at any time:

a)	to “qualified investors” as defined in the Prospectus Directive, including:

A.	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

B.	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor,” and (B) in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive,

(x) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to and any invitation, offer or agreement to subscribe purchase or otherwise acquire such securities will be enjoyed in only with relevant persons. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ‘Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia any agreement arising from acceptance of the offer, is personal and may only he accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•

the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•

it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No registration has been made under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), which we refer to as the FIEL, in relation to the offering of the shares. The shares are being offered in a private placement to up to 49 investors under Article 2, Paragraph 3, Item 2 iii of the FIEL.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SEA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California is acting as counsel to the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.cortina-systems.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

CORTINA SYSTEMS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Cortina Systems, Inc.

We have audited the accompanying consolidated balance sheets of Cortina Systems, Inc. as of December 31, 2009 and 2010, and the related consolidated statements of operations, convertible preferred stock, redeemable convertible preferred stock, and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cortina Systems, Inc. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

March 15, 2011

Cortina Systems, Inc.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	As of December 31,		Pro Forma Stockholders’ Equity as of December 31, 2010
	2009	2010
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,968	$26,931	$
Marketable securities	13,044	13,993
Accounts receivable, net of allowance for doubtful accounts of $28 in 2009 and $78 in 2010	23,388	22,628
Inventories	14,984	15,687
Prepaid expenses and other current assets	3,297	2,608

Total current assets	72,681	81,847
Property and equipment, net	7,050	10,749
Identified intangible assets, net	48,631	28,502
Goodwill	28,283	28,283
Other long-term assets	2,591	2,571

Total assets	$159,236	$151,952	$

Liabilities, convertible preferred stock, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$8,844	$6,322	$
Accrued liabilities	2,663	2,354
Accrued payroll and related benefits	5,271	6,521
Current portion of long-term debt	229	120
Deferred margin on shipments to distributors	4,560	3,626

Total current liabilities	21,567	18,943
Long-term liabilities:
Long-term debt	119	—
Other long-term liabilities	798	5,091
Deferred tax liabilities	773	705

Total liabilities	23,257	24,739
Convertible preferred stock, $0.001 par value: 87,500 shares authorized and designated at December 31, 2009 and 2010; 87,083 shares issued and outstanding as of December 31, 2009 and 2010 (aggregate liquidation preference of $86,510 as of December 31, 2010); no shares authorized and designated, issued or outstanding pro forma (unaudited)	87,083	87,083
Series D redeemable convertible preferred stock, $0.001 par value: 170,000 shares authorized and designated as of December 31, 2009 and 2010; 168,924 shares issued and outstanding as of December 31, 2009 and 2010 (aggregate liquidation preference of $212,084 as of December 31, 2010); no shares authorized and designated, issued, or outstanding pro forma (unaudited)	138,849	138,849
Commitments and contingencies (Note 13)
Stockholders’ equity (deficit):
Common stock, $0.001 par value: 350,000 and 367,000 shares authorized, 34,770 shares and 36,348 shares issued and outstanding as of December 31, 2009 and 2010, respectively; 292,355 shares issued and outstanding pro forma at December 31, 2010 (unaudited)	35	36
Additional paid-in capital	12,064	14,004
Accumulated other comprehensive income	11	20
Accumulated deficit	(102,063)	(112,779)

Total stockholders’ equity (deficit)	(89,953)	(98,719)

Total liabilities, convertible preferred stock, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$159,236	$151,952	$

See accompanying notes.

Cortina Systems, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31,
	2008	2009	2010
Revenue	$152,126	$127,474	$141,086
Cost of revenue:
Product cost of revenue	65,725	53,522	52,920
Amortization of acquired developed technologies	18,604	18,796	18,716

Total cost of revenue	84,329	72,318	71,636

Gross profit	67,797	55,156	69,450

Operating expenses:
Research and development	41,461	45,814	50,153
Sales, general and administrative	29,278	28,509	29,648
Restructuring charges	—	554	—
Acquired in-process research and development	971	—	—

Total operating expenses	71,710	74,877	79,801

Operating loss	(3,913)	(19,721)	(10,351)
Interest and other income	724	231	116
Interest and other expense	(682)	(271)	(130)
Foreign currency translation gain (loss)	171	70	(173)

Loss before income taxes	(3,700)	(19,691)	(10,538)
Provision for income taxes	762	1,649	178

Net loss	$(4,462)	$(21,340)	$(10,716)

Net loss per common share — basic and diluted	$(0.18)	$(0.63)	$(0.30)
Weighted average shares used in computing net loss per common share — basic and diluted	25,450	33,918	35,308
Pro forma net loss per common share — basic and diluted (unaudited)			$(0.04)
Pro forma shares used in computing net loss per common share — basic and diluted (unaudited)			291,315

See accompanying notes.

Cortina Systems, Inc.

Consolidated Statements of Convertible Preferred Stock,

Redeemable Convertible Preferred Stock, and Stockholders’ Deficit

(in thousands)

	Convertible Preferred Stock and Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2007	256,052	$225,969	16,938	$17	$3,819	$—	$(76,261)	$(72,425)
Issuance of common stock pursuant to option exercises	—	—	746	1	75	—	—	76
Escrow adjustment to the issuance of Series D redeemable convertible preferred stock	(45)	(37)	—	—	—	—	—	—
Escrow adjustment to the issuance of common stock	—	—	(39)	—	(9)	—	—	(9)
Issuance of common stock in connection with acquisition	—	—	15,870	16	4,745	—	—	4,761
Issuance of common stock	—	—	25	—	8	—	—	8
Repurchase of common stock	—	—	(2)	—	—	—	—	—
Stock-based compensation, net	—	—	—	—	1,789	—	—	1,789
Components of comprehensive income (loss):
Change in net unrealized gain on available-for-sale securities and derivatives	—	—	—	—	—	51	—	51
Net loss	—	—	—	—	—	—	(4,462)	(4,462)

Total comprehensive (loss)								(4,411)

Balance as of December 31, 2008	256,007	225,932	33,538	34	10,427	51	(80,723)	(70,211)
Issuance of common stock pursuant to option exercises	—	—	1,232	1	230	—	—	231
Stock-based compensation, net	—	—	—	—	1,407	—	—	1,407
Components of comprehensive loss:
Change in net unrealized loss on available-for-sale securities and derivatives	—	—	—	—	—	(40)	—	(40)
Net loss	—	—	—	—	—	—	(21,340)	(21,340)

Total comprehensive loss								(21,380)

Balance as of December 31, 2009	256,007	$225,932	34,770	$35	$12,064	$11	$(102,063)	$(89,953)
Issuance of common stock pursuant to option exercises	—	—	1,578	1	340	—	—	341
Stock-based compensation, net	—	—	—	—	1,600	—	—	1,600
Components of comprehensive loss:
Change in net unrealized gain on available-for-sale securities and derivatives	—	—	—	—	—	9	—	9
Net loss	—	—	—	—	—	—	(10,716)	(10,716)

Total comprehensive loss								(10,707)

Balance as of December 31, 2010	256,007	$225,932	36,348	$36	$14,004	$20	$(112,779)	$(98,719)

See accompanying notes.

Cortina Systems, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2008	2009	2010
Operating activities
Net loss	$(4,462)	$(21,340)	$(10,716)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,966	6,167	6,430
Amortization of intangible assets	20,593	20,430	20,129
Stock-based compensation expense	1,789	1,407	1,600
Allowance for doubtful accounts	72	(367)	50
Deferred taxes assets, net	151	18	(331)
Loss on disposal of property and equipment	162	258	82
Acquired in-process research and development expense	971	—	—
Other	(79)	4	82
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	3,687	(5,730)	710
Inventories	5,114	690	(703)
Prepaid expenses and other current assets	(704)	(1,624)	741
Other long-term assets	(205)	(2,469)	(1,072)
Accounts payable	537	192	(2,522)
Accrued liabilities	(2,579)	615	(305)
Accrued payroll and related benefits	1,349	52	1,250
Deferred margin on shipments to distributors	(1,962)	(1,495)	(934)
Other long-term liabilities	174	166	887

Net cash provided by (used in) operating activities	29,574	(3,026)	15,378
Investing activities
Purchase of property and equipment	(6,973)	(2,226)	(5,540)
Purchase of marketable securities	(12,814)	(13,000)	(13,988)
Proceeds from maturities of marketable securities	—	13,000	13,000
Cash paid for business acquisitions, net of cash acquired	(38)	—	—

Net cash used in investing activities	(19,825)	(2,226)	(6,528)
Financing activities
Proceeds from exercise of common stock options and issuance of common stock	84	231	341
Proceeds from note payable	—	449	—
Principal payments under loan agreements	(4,019)	(5,434)	(228)

Net cash (used in) provided by financing activities	(3,935)	(4,754)	113

Net increase (decrease) in cash and cash equivalents	5,814	(10,006)	8,963
Cash and cash equivalents at beginning of year	22,160	27,974	17,968

Cash and cash equivalents at end of year	$27,974	$17,968	$26,931

Supplemental disclosures of cash flow information
Cash paid for interest	$517	$179	$92
Cash paid for income taxes	$894	$885	$1,042
Supplemental disclosures of noncash investing and financing activities
Issuance of common stock and assumption of stock options in connection with acquisitions	$4,761	$—	$—
Escrow adjustment to the issuance of Series D redeemable convertible preferred stock in connection with acquisition	$(37)	$—	$—
Escrow adjustment to the issuance of common stock in connection with acquisition	$(9)	$—	$—
Tenant improvement lease incentive	$—	$—	$3,406

See accompanying notes.

Notes to Consolidated Financial Statement

NOTE 1 — Organization and Summary of Significant Accounting Policies

Description of Business

Cortina Systems, Inc. (the “Company”) was incorporated in the state of Delaware in June 2001. The Company is a leading provider of high-performance communications semiconductor solutions enabling next generation network connectivity and efficient bandwidth delivery from the core network to the home network. The Company offers a broad product portfolio that includes carrier-class semiconductor devices for next generation optical transport systems, passive optical network systems, data center connectivity solutions and digital home solutions. The Company is a fabless semiconductor company focusing its resources on the design, sales and marketing of its products, and outsourcing the manufacturing of its products. The Company has subsidiaries in Canada, India, Taiwan and the People’s Republic of China that conduct research and development activities, and subsidiaries in the Cayman Islands, Hong Kong, Japan, Korea, Malaysia and the People’s Republic of China to support production related activities and sales and marketing of the Company’s products.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the results of operations of the Company and its wholly owned subsidiaries. Unless otherwise specified, references to the Company are references to the Company and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes of the consolidated financial statements. Estimates are used for allowance for doubtful accounts, stock-based compensation, fair value of common stock, income taxes, fair value of acquired intangible assets, distributor pricing adjustments, inventory valuation, mask set costs and warranty reserves. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company’s financial statements will be affected.

Reclassification

Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation. Specifically, the reclassification resulted in decreasing deferred margin on shipments to distributors and reducing accounts receivable, net. The Company’s consolidated financial position, statements of operations and cash flows were not impacted by the reclassification.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar and substantially all of the Company’s revenue transactions and inventory purchases are denominated in U.S. dollars. Assets and liabilities are re-measured using the exchange rate on the balance sheet date except for non-monetary item such as property and equipment, which are re-measured at historical exchange rates. Expenses, gains, and losses are re-measured at the average exchange rate in effect during the period. The aggregate foreign exchange gain was $0.2 million and $0.1 million for the years ended December 31, 2008 and 2009, respectively; and the aggregate foreign exchange loss was $0.2 million for the year ended December 31, 2010. These amounts were included in the consolidated statements of operations.

Unaudited Pro Forma Balance Sheet and Net Loss Per Share

In March 2011, the Company’s board of directors approved the filing of an initial public offering of the Company’s common stock. If the initial public offering is consummated, all outstanding redeemable convertible preferred stock and convertible preferred stock will convert into shares of the Company’s common stock. The unaudited pro forma balance sheet gives effect to the conversion of the redeemable convertible preferred stock and convertible preferred stock into 256,006,958 shares of common stock as though the completion of the initial public offering contemplated by the filing of this prospectus had occurred on December 31, 2010. Common shares issued in such initial public offering and any related estimated net proceeds are excluded from such pro forma information.

Unaudited pro forma basic and diluted net loss per common share for the year ended December 31, 2010 have been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock and convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the respective original dates of issuance.

Revenue Recognition

The Company’s revenue is generated by sales of semiconductor products. The Company’s revenue is generated through two channels, a direct sales force and distributors. The Company recognizes revenue upon meeting four basic criteria: there is evidence that an arrangement exists; delivery of goods has occurred; the sale price is fixed or determinable; and collectability is reasonably assured; and title to products has transferred to the customer which, based on the terms of our agreement with the customer, may occur upon shipment or customer receipt. For direct customers, the criteria are usually met at the time of product shipment to the customers, except for shipments to customers that do not accept title until delivery. In these instances, we do not record the transaction until final delivery has occurred. In addition, the Company records reductions to revenue for estimated allowances, such as returns and volume arrangements. If actual returns or pricing adjustments exceed the Company’s estimates, additional reductions to revenue would result.

The Company defers the recognition of revenue and the related cost of revenue on shipments to distributors until the distributors provide evidence that the products have been sold. If Cortina lowers its price on a product, the Company gives the distributors a credit against any unsold inventory in their stock. Additionally, distributors may receive a credit for the price discounts associated with the distributors’ customers that purchased those products. The Company estimates the extent of these distributor price discounts at each reporting period to reduce accounts receivable and deferred revenue but does not issue these discounts to the distributor until the inventory is sold to the distributors’ customers.

Certain Risks and Concentrations

The Company’s products are currently manufactured, assembled and tested by third-party contractors in Asia. There are no long-term agreements with any of the contractors. A significant disruption in the operations of one or more of these contractors would impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Most of the Company’s silicon wafers are produced by Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC”) in its manufacturing facilities located in Taiwan. Silicon wafer production facilities have a fixed capacity that is allocated solely by the vendors and beyond the Company’s direct control, changes in such allocations could increase lead times and cause delays. If TSMC ended its relationship with the Company and the Company was unable to arrange a satisfactory and cost-effective alternative to quickly fulfill customer orders, the Company’s operations would be disrupted. It would be difficult to establish other wafer supply sources as only a few foundry vendors have the capability to manufacture our most advanced products. Further, engagements with alternative wafer supply sources would bring start-up difficulties, additional costs and significant delays in shipments while these sources are qualified for volume production.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash, cash equivalents, marketable securities, derivatives, and accounts receivable. Cash, cash equivalents, and marketable securities are generally held with domestic financial institutions with low credit risk. The Company limits its exposure to credit loss by placing its cash and marketable securities with high credit quality financial institutions. As of December 31, 2010, the total amount invested with any single financial institution did not exceed $16.0 million. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash, cash equivalents, or marketable securities.

The Company uses derivative instruments primarily to manage exposures to foreign currency risks. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The Company’s derivatives expose it to credit risk to the extent that the counterparty may be unable to meet the terms of the agreement. The Company seeks to mitigate such risks by limiting its counterparties to those with high or investment-grade credit ratings. In addition, the potential risk of loss with the counterparty resulting from this type of credit risk is monitored on a monthly basis comparing the market exchange rate against the financial institution hedged rate. The Company has not historically experienced any losses due to credit risk or lack of performance by counterparties.

The Company markets its products to companies throughout the world. The Company makes periodic evaluations of the credit worthiness of its customers and, generally, does not require collateral for credit sales. The Company evaluates the collectability of its accounts receivable based on known collection risks and historical experience. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial downgrading of credit ratings), the Company records a specific allowance for doubtful accounts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and its historical experience. The Company had allowances for doubtful accounts of $93,000 and $78,000 as of December 31, 2009 and 2010, respectively. The Company’s historical credit losses have been within management’s expectations.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and accrued payroll and related benefits are considered to be representative of their respective fair value because of the short-term nature of these items. Marketable securities, which are designated as available-for-sale, are carried at fair value.

Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist of bank deposit accounts and money market funds. Cash and cash equivalents are recorded at cost, which approximates fair value.

Marketable Securities

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale, as the sale of such securities may be required prior to maturity. These marketable securities are carried at fair value, with unrealized gains and losses reported, net of taxes, as accumulated other comprehensive income (loss) until realized except for unrealized losses determined to be other-than-temporary which are recorded as interest and other income, net. The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method, and records such gains and losses as well as interest and dividends as a component of interest and other income, net.

Inventories

Inventories are stated at the lower of cost or market and consist of work-in-process and finished goods. Inventory costs are determined using standard costs which approximate actual costs under the first-in, first-out method. Costs include the costs of purchased finished products, sorted wafers, and outsourced packaging, assembly and test. The Company writes down inventory to net realizable value based on the age of inventory and forecasted demand or based on potential obsolescence of technology and product life cycles. These factors are impacted by market and economic conditions, technology changes, new product introductions, and changes in strategic business direction and require estimates that may include elements that are uncertain. In addition, customer orders are subject to revisions, cancellations, and rescheduling. Actual demand may differ from forecasted demand and such differences may have a material effect on the Company’s gross profit and recorded inventory values. Inventory write-downs, once established, are not reversed until the related inventories have been sold or scrapped.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets, ranging from three to five years, using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful lives or unexpired lease term. Repairs and maintenance costs are expensed as incurred.

Goodwill and Purchased Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are reviewed for impairment at least on an annual basis or whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Purchased intangible assets consist of acquired developed and core technology, customer relationships, intellectual property assets, and non-compete agreements. These purchased intangible assets are amortized using the straight-line method over their estimated useful lives ranging from three to seven years.

The Company monitors factors and changes in circumstances that could indicate carrying amounts of long-lived assets, including goodwill and intangible assets, may not be recoverable. Factors the Company considers in its impairment review include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of the use of the acquired assets or the strategy for the Company’s overall business, and (iii) significant negative industry or economic trends.

For long-lived tangible and intangible assets with finite lives, an impairment loss must be measured if the sum of the expected future cash flows, undiscounted and before interest, from the use and eventual disposition of the asset, or asset group, is less than the net book value of the asset, or asset group. The amount of the impairment loss will generally be measured as the difference between the net book value of the asset, or asset group and their estimated fair value. If the initial test for recovery fails, measurement of impairment is based on the Company’s projected discounted cash flows, which requires the Company to make significant estimates and assumptions regarding future revenue and expenses, projected capital expenditures, changes in the Company’s working capital, the period over which Cortina’s assets will be utilized, discount rates, and other variables. Should actual results differ significantly from current estimates, impairment charges may result. The Company did not recognize any long-lived assets impairment charges for the years ended December 31, 2008 and 2009. In 2010, approximately $0.4 million of impairment charges were recognized in research and development expense to write off the carrying value of prepaid software licenses associated with product development projects that were terminated.

The Company performs an annual impairment review of goodwill during the fourth quarter of each year, or more frequently if the Company believes indicators of impairment exist. Testing goodwill for impairment requires a two-step approach under the authoritative guidance on goodwill and other intangible assets. In determining the fair value of its sole reporting unit, in step one of its goodwill and other intangible assets impairment analysis, the Company uses a combination of the income approach, which is based on the present value of discounted cash flows and terminal value, and the market approach, which estimates fair value based on an appropriate valuation multiple of revenue or earnings derived from comparable companies, adjusted by an estimated control premium. These calculations are dependent on several subjective factors including the timing of future cash flows, future growth rates, the discount rate, and a selection of peer market transactions. The discount rate that the Company uses in the income approach of valuation represents the weighted average cost of capital that the Company believes is reflective of the relevant risk associated with the projected cash flows.

If the estimated fair value of goodwill computed as described above exceeds net book value, the Company concludes that its goodwill is not impaired. Otherwise, the Company performs step two of the above test to compare the estimated implied fair value of goodwill to its carrying value. The excess carrying value of goodwill as compared to the implied is recorded as a goodwill impairment. The Company did not recognize any goodwill impairment charges during the years ended December 31, 2008, 2009 and 2010.

Mask Set Costs

The Company capitalizes certain costs of its mask sets (design templates utilized in the photolithography phase of manufacturing the Company’s products) that are reasonably expected to be used for production manufacturing. Such amounts are included in other long-term assets in the consolidated balance sheets and are amortized to cost of revenue over their estimated useful lives, which are generally two years. If significant uncertainties exist regarding the future utility of a particular mask set, the related costs are expensed to research and development as incurred.

Mask set costs consist of the following:

	As of December 31,
	2009	2010
	(in thousands)
Cost of purchased mask sets	$4,003	$4,824
Less accumulated amortization	(2,117)	(3,382)

Net book value of mask sets	$1,886	$1,442

During 2008, 2009 and 2010, $1.0 million, $1.1 million and $1.3 million of capitalized mask set costs were amortized to cost of revenue, respectively.

Warranty

The Company has a standard product warranty that generally covers one year from the date of shipment. The Company provides for the estimated cost of product warranties at the time revenue is recognized. The warranty accrual is estimated based on historical warranty experience. The Company’s judgment is subject to a greater degree of subjectivity with respect to newly introduced products because of limited experience with those products upon which to base its warranty estimates.

Shipping and Handling

Costs related to shipping and handling are included in cost of revenue for all periods presented.

Indemnification

The Company from time to time enters into types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company’s use of the applicable premises; (ii) agreements with the Company’s officers, directors, and employees, under which the Company may be required to indemnify such persons from liabilities arising out of their employment relationship; (iii) indemnifying customers in the event of product failure; and (iv) agreements with customers who use the Company’s intellectual property, under which the Company may indemnify customers for copyright or patent infringement related specifically to use of such intellectual property.

Historically, the Company has not been required to make payments under these obligations, and no liabilities have been recorded for these obligations in the Company’s consolidated balance sheets. It is not possible to determine the liability amount related to these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Research and Development Costs

Research and development costs are expensed as incurred and primarily include personnel costs, prototype expenses, mask set costs that are not expected to be used in production manufacturing, and allocated facilities costs as well as depreciation of equipment used in research and development. In some instances, customers may partially fund our product development activities, however, the Company retains ownership of the technology developed under such agreements. As a result, the Company classifies all development costs related to the underlying contracts as research and development expense, and any such non-recurring engineering services income generated by them as contra-expense. There was no amount recognized as non-recurring engineering services income during the years ended December 31, 2008 and 2009. Amount recognized as non-recurring engineering services income was not significant during the year ended December 31, 2010.

Advertising Costs

The Company expenses advertising costs to sales and marketing expense as incurred. Advertising costs were not significant for the years ended December 31, 2008, 2009 and 2010.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more-likely-than-not to be realized. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that is more likely than not to be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities incurred upon settlement or effective settlement are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options are recognized in the statements of operations based on the fair value of the awards. The Company recognizes stock-based compensation for awards granted that are expected to vest, on a straight-line basis using the single-option attribution method over the service period of the award, which is generally four years. Because stock-based compensation expenses recognized in the statements of operations are based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rates used for valuing stock-based compensation payments were estimated based on historical experience. The determination of the fair value of a stock-based award is affected by the deemed fair value of the underlying stock price on the grant date, as well as other assumptions including the risk-free interest rate, the estimated volatility of the Company’s stock price over the term of the award, the expected dividend rate, and the estimated period of time that the Company expects the employees to hold their stock options. As the Company’s options are considered “plain vanilla” and no awards have been issued with a market condition, the Company has elected to use the simplified method to determine the options’ expected term in certain instances, because it has limited historical exercise data or alternative information to reasonably estimate an expected term assumption.

Stock-based options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options issued to non-employees is periodically re-measured as the underlying options vest, and is being expensed over the vesting period of the options. Charges for nonemployees stock-based options were immaterial in all periods presented and amounts recorded were principally for research and development and sales and marketing.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity that are not the result of transactions with stockholders. Accumulated other comprehensive income (loss) includes unrealized gains or losses on marketable securities and derivative financial instruments. This information is provided in the Company’s statements of convertible preferred stock, redeemable convertible preferred stock and stockholders’ deficit. Accumulated other comprehensive income on the consolidated balance sheet at December 31, 2009 and 2010, represents unrecognized gains and losses on marketable securities and derivative financial instruments.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures.    ASU 2010-06 requires disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. The adoption of this new standard did not have a significant impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition — Milestone Method.    ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010, early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on its consolidated results of operations and financial condition.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations.    This update requires public entities to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred at the beginning of the comparable prior annual reporting period only. The Company will adopt this standard in our first quarter of fiscal year 2011. The Company will apply this guidance to future acquisitions and does not expect its adoption to have a material impact on its consolidated results of operations and financial condition.

NOTE 2 — Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase. Diluted net loss per share of common stock is computed by giving effect to all potential common shares, consisting of stock options, convertible preferred stock and redeemable convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share of common stock was the same for each period presented as the inclusion of all potential common shares outstanding was anti-dilutive.

The following table presents the calculation of historical basic and diluted net loss per share of common stock (in thousands, except per share amounts):

	Year Ended December 31,
	2008	2009	2010
Numerator:
Net loss as reported	$(4,462)	$(21,340)	$(10,716)
Denominator
Weighted-average shares outstanding used in computing net loss per common share — basic and diluted	25,450	33,918	35,308

Net loss per common share — basic and diluted	$(0.18)	$(0.63)	$(0.30)

The following potential common shares outstanding were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive (in thousands):

	As of December 31,
	2008	2009	2010
Options to purchase common stock	46,785	44,782	54,565
Convertible preferred stock	87,083	87,083	87,083
Series D redeemable convertible preferred stock	168,924	168,924	168,924

Total common stock equivalents	302,792	300,789	310,572

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the Series 1, Series A, Series B and Series C convertible preferred stock, and Series D redeemable convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of each period presented or the original issuance date, if later.

The following table presents the calculation of basic and diluted pro forma basic and diluted net loss per share (in thousands, except per share amounts):

Year ended December 31, 2010
Numerator:
Net loss as reported and pro forma	$(10,716)
Denominator:
Weighted average shares used in computing net loss per common share — basic and diluted	35,308
Adjustment for assumed conversion of convertible preferred stock and redeemable convertible preferred stock	256,007

Pro forma shares used in computing net loss per common share — basic and diluted	291,315

Pro forma net loss per share — basic and diluted	$(0.04)

NOTE 3 — Cash, Cash Equivalents, and Marketable Securities

The following is a summary of cash, cash equivalents and marketable securities as of December 31, 2009:

	Amortized Cost	Fair Value
	(in thousands)
Cash and cash equivalents:
Money market funds	$3,967	$3,967
Bank deposits	14,001	14,001

Total	$17,968	$17,968

Marketable securities:
Certificate of deposits	$13,044	$13,044

Total	$13,044	$13,044

Reported as:
Cash and cash equivalents	$17,968	$17,968
Marketable securities	13,044	13,044

Total	$31,012	$31,012

The following is a summary of cash, cash equivalents and marketable securities as of December 31, 2010:

	Amortized Cost	Gross Unrealized Gains	Fair Value
	(in thousands)
Cash and cash equivalents:
Money market funds	$77	$—	$77
Bank deposits	26,854	—	26,854

Total	$26,931	$—	$26,931

Marketable securities:
U.S. Government treasury bills	$13,988	$5	$13,993

Total	$13,988	$5	$13,993

Reported as:
Cash and cash equivalents	$26,931	$—	$26,931
Marketable securities	13,988	5	13,993

Total	$40,919	$5	$40,924

All available-for-sale securities at December 31, 2009 and 2010 have maturity dates less than twelve months. There were no realized gains or losses from available-for-sale securities for the years ended December 31, 2008, 2009 and 2010.

The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. All of the Company’s U.S. government treasury bills as of December 31, 2010 were rated investment grade or better. Individual components of the gross unrealized gains were insignificant.

As of December 31, 2009, there was no unrealized gain (loss) on available-for-sale investments. As of December 31, 2010, there was an immaterial net unrealized loss on available-for-sale investments.

NOTE 4 — Derivative Instruments and Hedging Activities

The Company hedges certain Canadian-currency-forecasted transactions related to certain operating expenses with forward contracts. These forward contracts, designated as cash flow hedges, have maturities within 1 to 12 months. The effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. As of December 31, 2009, the Company had foreign exchange forward contracts with a notional principal of U.S. Dollar $2.0 million, or Canadian Dollar $2.1 million. As of December 31, 2010, the Company had foreign exchange forward contracts with a notional principal of U.S. Dollar $4.8 million, or Canadian Dollar $4.8 million. The fair value of these contracts and related losses recorded to accumulated other comprehensive income (loss) on derivative instruments were not material in any period presented.

NOTE 5 — Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1 — Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 — Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 — Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, are as follows:

	Fair Value Measurements Using
	Level 1	Level 2	Total Balance
	(in thousands)
Assets:
Money market funds	$3,967	$—	$3,967
Certificate of deposits	13,044	—	13,044

Total assets measured at fair value	$17,011	$—	$17,011

Liabilities:
Forward foreign currency exchange contracts	$—	$11	$11

Total liabilities measured at fair value	$—	$11	$11

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, are as follows:

	Fair Value Measurements Using
	Level 1	Level 2	Total Balance
	(in thousands)
Assets:
Money market funds	$77	$—	$77
U.S. Government treasury bills	—	13,993	13,993

Total assets measured at fair value	$77	$13,993	$14,070

Liabilities:
Forward foreign currency exchange contracts	$—	$15	$15

Total liabilities measured at fair value	$—	$15	$15

The Company classifies its cash equivalents and marketable securities within Level 1 or Level 2. This is because the Company values its cash equivalents and marketable securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The Company’s derivative instruments are classified as Level 2 because they are not actively traded and are priced using inputs that are observable in the market or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or financial liabilities measured using significant unobservable inputs (Level 3).

As of December 31, 2009 and 2010, the Company did not have any financial assets, nonfinancial assets, financial liabilities or nonfinancial liabilities measured at fair value on a non-recurring basis.

NOTE 6 — Balance Sheet Components

Inventories consist of the following:

	As of December 31,
	2009	2010
	(in thousands)
Work-in-process	$8,000	$8,969
Finished goods	6,984	6,718

Inventories	$14,984	$15,687

Property and equipment consist of the following:

	As of December 31,
	2009	2010
	(in thousands)
Computer equipment	$5,233	$6,569
Lab equipment	9,218	11,518
Internal-use software	5,119	5,259
Furniture and fixtures	651	1,378
Leasehold improvements	788	4,663

	21,009	29,387
Less accumulated depreciation and amortization	(13,959)	(18,638)

Property and equipment, net	$7,050	$10,749

Depreciation and amortization expense was $4.0 million, $5.1 million and $5.2 million for the years ended December 31, 2008, 2009 and 2010, respectively. In connection with the Company’s headquarter facility lease agreement, in 2010 the landlord provided tenant improvement lease incentives of $3.4 million. This amount has been included in leasehold improvements in the table above and is amortized using the straight-line method over the seven-year lease term.

Accrued payroll and related benefits consist of the following:

	As of December 31,
	2009	2010
	(in thousands)
Accrued bonuses	$2,309	$2,800
Accrued personal time off	2,009	2,525
Accrued other payroll and related benefits	953	1,196

Accrued payroll and related benefits	$5,271	$6,521

Other long-term liabilities consist of the following:

	As of December 31,
	2009	2010
	(in thousands)
Deferred rent	$223	$4,052
Long-term income taxes payable	575	731
Other	—	308

Other long-term liabilities	$798	$5,091

NOTE 7 — Accounts Receivable

Accounts receivable, net consisted of the following:

	As of December 31,
	2009	2010
	(in thousands)
Accounts receivable	$25,958	$26,482
Allowance for distributor price adjustments	(2,349)	(3,676)
Allowance for doubtful accounts	(28)	(78)
Sales returns and allowances	(193)	(100)

Accounts receivable, net	$23,388	$22,628

Allowance for doubtful accounts for year ended December 31, 2008, 2009 and 2010, are as follow:

	Balance at Beginning of the Year	Additional Charges (Credits) to Expense	Net (Deductions)	Balance at End of the Year
	(in thousands)
Allowance for doubtful accounts:
2008	$323	$72	$—	$395
2009	$395	$(270)	$(97)	$28
2010	$28	$53	$(3)	$78

Deductions in allowance for doubtful receivables represent uncollectible accounts written off.

NOTE 8 — Business Acquisitions

Storm Semiconductor, Inc.

On July 1, 2008, Cortina acquired Storm Semiconductor, Inc. (“Storm”), a Taiwan-based privately held semiconductor company, specializing in embedded network processing, triple-play services, or services that include voice, video and data, and storage solutions for both small/medium businesses and home networks. The acquisition of Storm laid the groundwork for the Company’s entrance into the digital home market, and established its presence in Taiwan. The following table summarizes the components of the total purchase price (in thousands):

Cash consideration rendered	$100
Fair value of common stock issued	4,761
Direct acquisition costs	172

Total purchase price	$5,033

The acquisition has been accounted for as a purchase and, accordingly, the total purchase price has been allocated to the tangible and intangible assets acquired and the liabilities assumed based on their respective fair values on the acquisition date. The fair value of common stock issued was determined based on the deemed market price established by management and the Company’s Board of Directors on the acquisition close date. Storm’s results of operations have been included in the consolidated financial statements from the date of acquisition. The goodwill represents the excess value over both tangible and intangible assets acquired. The goodwill in this transaction is attributable to the workforce in place, expected synergies, and the ability to enter the market for home networks. None of the goodwill for Storm is expected to be deductible for tax purposes. The weighted-average life of the identified intangible assets acquired in the purchase of Storm is four years.

Of the total purchase price, approximately $1.0 million was allocated to in-process research and development (“IPR&D”) and was expensed at the time of acquisition. Projects that qualify as IPR&D represent those that have not reached technological feasibility and have no alternative future use at the time of the acquisition. The Company cancelled these projects in 2008.

The Company’s methodology for allocating the relative portion of the aggregate purchase price of the assets acquired was determined through established valuation techniques in the high-technology communications equipment industry. The aggregate purchase price was allocated and accounted for as follows:

	July 1, 2008	Amortization Period
	(in thousands)	(in years)
Current assets	$993	—
Long-term assets	95	—
Developed technologies	1,597	4
In-process research and development	971	—
Goodwill	3,184	—

Total assets acquired	6,840
Long-term deferred income tax liability, net	(364)	—
Liabilities assumed	(1,443)

Net assets acquired	$5,033

Storm’s historical revenue was insignificant in relation to the Company’s consolidated revenue. As such, additional historical pro-forma acquisition information has not been provided.

NOTE 9 — Goodwill and Identified Intangible Assets

Goodwill

There were no changes to carrying amount of goodwill in 2009 and 2010.

Identified Intangible Assets

Identified intangible assets consist of the following:

	As of December 31, 2009
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Life in Years
	(in thousands)
Intellectual property assets	$2,913	$(2,882)	$31	1.5
Acquired developed technologies	104,835	(59,724)	45,111	2.5
Acquired customer relationships	7,863	(4,402)	3,461	3.2
Non-compete agreements	500	(472)	28	0.2

Total	$116,111	$(67,480)	$48,631	2.5

	As of December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Life in Years
	(in thousands)
Acquired developed technologies	$104,835	$(78,441)	$26,394	1.5
Acquired customer relationships	7,863	(5,755)	2,108	2.6

Total	$112,698	$(84,196)	$28,502	1.6

Fully amortized identified intangible assets are not included in the tables above.

Amortization expense associated with intangible assets was $20.6 million, $20.4 million and $20.1 million for the years ended December 31, 2008, 2009 and 2010, respectively. Acquired developed technologies are amortized to cost of revenue. Amortization of acquired customer relationships and non-compete agreements are included in the sales, general, and administrative line item in the Company’s consolidated statements of operations. Based on the carrying value of intangible assets recorded as of December 31, 2010, the annual amortization expense is expected to be as follows (in thousands):

Year ending December 31:
2011	$18,279
2012	9,677
2013	546

$28,502

NOTE 10 — Restructuring Charges

In July 2009, the Company realigned its cost structure with the then prevailing macroeconomic business conditions in connection with a restructuring plan. The plan eliminated approximately 30 positions or 7% of the Company’s global workforce and was substantially completed in the third quarter of fiscal year 2009. The Company recorded $0.6 million in one-time employee termination costs related to the restructuring plan during the year ended December 31, 2009.

NOTE 11 — Debt

Revolving Line of Credit

On August 19, 2009, the Company entered into an amended and restated loan and security agreement (the “Amended Credit Agreement”) with a financial institution which replaced its original loan and security agreement dated April 24, 2007. The Amended Credit Agreement provides a revolving line of credit of up to

$15.0 million, based on the Company’s eligible accounts receivable, with interest rate of prime rate plus 0.25%. The Amended Credit Agreement is secured by substantially all of the Company’s tangible assets. At the time of executing the Amended Credit Agreement, the Company had an outstanding term loan balance obtained under the original loan and security agreement of $2.7 million. This term loan was also amended as part of the Amended Credit Agreement to be repaid in eight equal installments and once paid in full may not be redrawn. The Company repaid the outstanding principal balance of the term loan in full in August 2009. The Company had not accessed the revolving line as of December 31, 2010.

The Amended Credit Agreement contains certain affirmative and negative covenants. Affirmative covenants include, among others, financial and other reporting obligations, maintenance of insurance, and compliance with laws. Negative covenants include, among others, limitations on the incurrence of liens, limitations on investments, limitations on the incurrence of additional indebtedness, limitations on mergers and acquisitions, limitations on asset sales, limitations on changing the Company’s business, and limitations on transactions with affiliates. The Amended Credit Agreement includes two financial covenants, including maintaining earnings before interest, taxes, depreciation and amortization (EBITDA) above $1 for the quarter ending December 31, 2009 and $1.0 million for each fiscal quarter thereafter, and maintaining a liquidity coverage ratio above 1.50:1.00 as of the last day of each month. The Company was in compliance with all debt covenants as of December 31, 2010.

Note Payable

In May 2009, the Company entered into a note agreement with a financial institution for $0.5 million to finance its purchase of certain software and its implementation costs. The note bears interest rate of 5.3%, matures in May 2011 and is payable quarterly with the first payment on August 1, 2009. As of December 31, 2009 and 2010, the note has a balance of $0.3 million and $0.1 million, respectively.

NOTE 12 — Deferred Margin on Shipments to Distributors

Revenue on shipments to distributors is deferred until the distributors sell the merchandise. The deferred distributor revenue is calculated as the amount billed, less the estimated distributor price adjustment credits that may be provided when the distributor sells the inventory. The deferred margin is calculated as the deferred distributor revenue, less the related cost of revenue for sales transactions where revenue recognition is deferred as of the balance sheet date. Deferred distributor revenue under these agreements and deferred cost of revenue related to inventories held by distributors are as follows:

	As of December 31,
	2009	2010
	(in thousands)
Deferred distributor revenue	$6,147	$5,344
Less: deferred cost of revenue	(1,587)	(1,718)

Deferred margin on shipments to distributors	$4,560	$3,626

NOTE 13 — Commitments and Contingencies

Warranty

The following table presents a reconciliation of the Company’s product warranty liability, which is included within accrued liabilities in the consolidated balance sheets:

	As of December 31,
	2009	2010
	(in thousands)
Beginning balance	$263	$321
Provisions (release) for warranties	173	(217)
Settlements	(115)	(57)

Ending balance	$321	$47

Legal Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of its operations. The Company is not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on its business, financial condition or operating results.

Operating Leases

The Company leases certain of its facilities and equipment under non-cancelable operating leases that expire at various dates through May 2017. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Payments under the Company’s operating leases that escalate over the term of the lease are recognized as rent expense on a straight-line basis over the term of the related lease.

The future minimum operating lease commitments as of December 31, 2010, are as follows (in thousands):

Year ending December 31:
2011	$3,720
2012	4,121
2013	3,796
2014	1,907
2015	1,833
Thereafter	1,945

Total	$17,322

Rent expense for facilities and term-based software license agreements was $4.9 million, $4.5 million and $4.7 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Purchase Commitments

As of December 31, 2010, the Company had non-cancelable inventory and non-inventory purchase commitments of approximately $11.2 million and $5.7 million, respectively, which are expected to be paid at various times through 2013.

NOTE 14 — Convertible Preferred Stock and Redeemable Convertible Preferred Stock

Convertible preferred stock and redeemable convertible preferred stock (Series D) as of December 31, 2010, consisted of the following (in thousands):

	Shares Authorized	Shares Outstanding	Liquidation Preference
Series 1	2,000	2,000	$300
Series A	14,639	14,222	12,800
Series B	42,559	42,559	43,410
Series C	28,302	28,302	30,000
Series D	170,000	168,924	212,084

	257,500	256,007	$298,594

The rights and preference of each series of convertible preferred stock and redeemable convertible preferred stock are determined by the Company’s Board of Directors.

Each share of convertible preferred stock or redeemable convertible preferred stock (Preferred Stock) is convertible, at the option of the holder, into such number of fully paid and non-assessable shares of common stock as is determined: (i) in the case of the Series 1 Preferred Stock, by dividing $0.15 by the Series 1 conversion price; (ii) in the case of the Series A Preferred Stock, by dividing $0.90 by the Series A conversion price; (iii) in the case of the Series B Preferred Stock, by dividing $1.02 by the Series B conversion price; (iv) in the case of the Series C Preferred Stock, by dividing $1.06 by the Series C conversion price; and (v) in the case of the Series D Preferred Stock, by dividing $0.837 by the Series D conversion price. The price at which shares of common stock shall be deliverable upon conversion shall, as of the original issue date, initially be $0.15, $0.90, $1.02, $1.06, and $0.837 per share of common stock for Series 1, Series A, Series B, Series C, and Series D Preferred Stock, respectively. Conversion is automatic upon the earlier of: (A) upon the affirmative election of the holders of at least a majority of the outstanding shares of the Preferred Stock voting as a single class or on an as-if-converted-to-common-stock basis; or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions, and fees) are at least $50.0 million. The Company has reserved sufficient shares of common stock for issuance upon conversion of the outstanding Preferred Stock. The Preferred Stock has voting rights on an as-if-converted-to-common-stock basis.

In the event of a liquidation or sale of the Company, before any distribution or payment shall be made to the holders of any Series 1 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock (collectively, the “Junior Preferred”), by virtue of their ownership of Junior Preferred, or to the holders of any Common Stock by virtue of their ownership of common stock, the holders of Series D Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution (or out of the consideration received in a transaction constituting the Liquidation Event) for each share of the Series D Preferred Stock held by them, an amount per share of Series D Preferred Stock equal to 1.5 times the original issue price for such Series D Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares), plus any and all declared and unpaid dividends on such Series D Preferred Stock (the “Series D Preference”).

If, upon any such liquidation event, the assets of the Company shall be insufficient to make payment in full to all holders of Series D Preferred Stock of the Series D Preference, then such assets (or consideration) shall be distributed among the holders of Series D Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After the payment of the full Series D Preference and before any distribution or payment shall be made to the holders of any common stock by virtue of their ownership of common stock, the holders of Junior Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of each series of Preferred Stock held by them, an amount per share equal to the original issue price for the relevant series of Preferred Stock, plus any and all declared and unpaid dividends on such series of each series of Preferred Stock (the “Junior Preferred Preference”). If, upon any such liquidation event, the assets of the Company shall be insufficient to make payment in full to all holders of Junior Preferred of the Junior Preferred Preference, then such assets (or consideration) shall be distributed among the holders of Junior Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preference of the Series D Preference and the Junior Preferred Preference, the assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock and each series of Preferred Stock, treating each series of Preferred Stock on an as-if-converted-to-common-stock basis. The Company does not believe events that would trigger payment of the liquidation preference are probable due to its current financial position, the long-term commitment of its investors, and the likelihood of conversion upon an initial public offering. On this basis, all Preferred Stock has been recorded as mezzanine equity at its original issue price.

If at any time the Company issues or sells additional shares of common stock for an effective price less than any then-effective conversion price, the number of converted shares for each series of Preferred Stock will be determined using the broad-based weighted-average method. Holders of Preferred Stock, in preference to the holders of common stock, shall be entitled to receive, when as and if declared by the Board of Directors, but only out of funds that are legally available therefore, cash dividends at the rate of 8% of the applicable original issue price per annum on each outstanding share of the Preferred Stock. Such dividends shall be payable only when as and if declared by the Board of Directors, and shall be noncumulative.

The Series D Preferred carries a redemption provision that obligates the Company to redeem the Series D Preferred at $1.26 per share upon a majority vote of the holders of the Series D Preferred. The Company considers the possibility of payment of the total $212.1 million Series D Preferred liquidation preference to be remote due to the Company’s current financial position, the long-term commitment of the Series D Preferred investors, and the likelihood of conversion of the Series D Preferred upon an initial public offering. On this basis, no accretion has been recorded with respect to the Series D Preferred liquidation amount.

NOTE 15 — Stock-Based Compensation

The 2001 Equity Incentive Plan (the “Plan”) was adopted in August 2001 and provides for the issuance of certain equity awards. Equity awards granted under the Plan may be incentive stock options, non-statutory stock options, stock bonuses, or rights to acquire restricted stock. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and non-statutory options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the Board of Directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options may be granted with vesting terms as determined by the Board of Directors and generally vest over a period of four years. Except as noted above, options expire no more than 10 years after the date of grant, or earlier if employment is terminated.

Common stock options may include an early exercise provision. In the event of employee termination, any unvested shares purchased are subject to repurchase by the Company either at the lesser of the deemed fair market value at the time of repurchase or at the original purchase price. This right of repurchase will lapse with respect to the option shares as the option shares vest. In connection with the acquisition of Immenstar Inc. in 2007, the Company acquired 2,738,001 shares of unvested common stock that were subject to the Company’s right of repurchase. As of December 31, 2009 and 2010, there were 142,770 shares and 5,211 shares, respectively, of this unvested common stock that remained subject to the Company’s right of repurchase at an average price of $0.10 per share.

The Company generally settles employee stock option exercises with newly issued common shares.

A summary of the Company’s stock option activity is as follows (in thousands, except per share amounts):

	Shares Available for Grant	Outstanding Options
		Number of Shares	Weighted- Average Exercise Price Per Share
Balance as of December 31, 2007	6,186	40,977	$0.23
Additional shares authorized	4,565	—	$—
Options granted	(7,832)	7,832	$0.29
Options exercised		(746)	$0.10
Options canceled	1,063	(1,278)	$0.25

Balance as of December 31, 2008	3,982	46,785	$0.25
Options granted	(819)	819	$0.19
Options exercised		(1,232)	$0.19
Options canceled	1,482	(1,590)	$0.26

Balance as of December 31, 2009	4,645	44,782	$0.25
Additional shares authorized	17,000	—	—
Options granted	(15,423)	15,423	$0.31
Options exercised		(1,578)	$0.22
Options canceled and expired	3,943	(4,062)	$0.26

Balance as of December 31, 2010	10,165	54,565	$0.27

Additional information related to the status of options as of December 31, 2010, is as follows (dollars and shares in thousands, except per share amounts):

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding	54,565	$0.27	6.81	$4,112
Vested and expected to vest	52,674	$0.26	6.38	$4,053
Exercisable	35,641	$0.24	5.65	$3,467

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company’s common stock multiplied by the number of shares at the date of exercise. The Board of Directors deemed the fair value of the Company’s common stock to be $0.48 per share as of December 31, 2010. The intrinsic value of options exercised during 2008, 2009 and 2010 was $0.1 million, $57,000 and $0.2 million, respectively.

The following table summarizes information about the stock options outstanding as of December 31, 2010 (dollars and shares in thousands, except per share amounts):

Exercise Prices	Options Outstanding			Number of Options Exercisable
	Number of Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life
$0.025 - $0.150	8,078	$0.13	3.39	8,078
$0.190 - $0.260	9,970	0.23	6.05	9,184
$0.300 - $0.300	21,934	0.30	6.85	18,182
$0.310 - $0.340	14,583	0.31	9.18	197

	54,565	$0.27	6.81	35,641

Compensation expense associated with stock-based awards is based on the fair value of Cortina’s common stock as determined by the Company’s Board of Directors and assumptions such as volatility, expected term, expected forfeitures, risk-free interest rates, and other factors to determine the fair value of stock-based payments. Changes in the deemed fair value of the common stock, the underlying assumptions in the calculations, the number of options granted, the terms of such options, the treatment of tax benefits, or other changes may result in significant differences in the amounts or timing of the compensation expense recognized.

The Company utilizes the historical volatility of representative public companies in the semiconductor industry to determine its expected volatility, as there is no public trading of the Company’s stock. Compensation expense will be reduced for estimated forfeitures of options that are not expected to vest. The Company has considered historical termination behavior, as well as retention-related incentives when estimating its forfeiture rate.

The Company has not issued any dividends, nor does it expect to issue dividends in the near future; therefore, a dividend yield of zero was used. The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield currently available for United States Treasury zero-coupon issues with an equivalent expected term. The expected term of stock options represents the period that Cortina’s stock options are expected to be outstanding and was determined based on the stock options’ contractual life and vesting term utilizing the “simplified method.” As the Company has a lack of sufficient historic data on exercise behavior, its options are considered “plain vanilla,” and no awards have been issued with a market condition, the Company believes the simplified method is appropriate. The simplified method assumes that all options will be exercised midway between the vesting date and the contractual term of the option.

The weighted-average fair value of employee stock options granted during 2008, 2009 and 2010 was estimated to be $0.16, $0.11 and $0.18 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2008	2009	2010
Volatility factor	52%	59%	56%
Risk-free interest rates	3.3%	3.0%	3.1%
Expected term	6.25 years	6.25 years	6.25 years
Dividend yield	—	—	—

The Company did not capitalize any stock-based compensation expense as inventory during 2009 or 2010 as such amounts were immaterial. The following table presents the stock-based compensation expense recognized related to stock options and restricted stock awards to employees and non-employees:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Cost of revenue	$124	$70	$89
Research and development	954	666	701
Sales, general and administrative	711	671	810

Total stock-based compensation expense	$1,789	$1,407	$1,600

The Company is not currently able to realize income tax benefits related to stock compensation expense. As of December 31, 2010, unrecognized stock-based compensation expense from unvested stock options was $2.5 million and that amount will be recognized over an estimated weighted-average amortization period of 3.09 years.

Reserved Shares

As of December 31, 2010, common stock reserved for future issuance was as follows (in thousands):

Conversion of Series 1	2,000
Conversion of Series A	14,222
Conversion of Series B	42,559
Conversion of Series C	28,302
Conversion of Series D	168,924
2001 Equity Incentive Plan	64,730

320,737

NOTE 16 — Income Taxes

The provision for income taxes consists primarily of international taxes, current federal alternative minimum taxes and state income taxes.

The components of loss before income taxes are as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
United States	$(3,686)	$(5,362)	$(2,714)
Foreign	(14)	(14,329)	(7,824)

	$(3,700)	$(19,691)	$(10,538)

Provision for income taxes was comprised of the following:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Current:
United States	$68	$60	$153
Foreign	394	1,448	335
State	184	123	21

	646	1,631	509
Deferred:
United States	169	169	169
Foreign	(50)	(190)	(518)
State	(3)	39	18

	116	18	(331)

Income tax expense	$762	$1,649	$178

The difference between the income tax provision computed at the United States federal statutory tax rate of 34% and the actual income tax provision are calculated below:

	Year Ended December 31,
	2008	2009	2010
United States statutory rate	34%	34%	34%
Losses not benefited	(34)	(34)	(34)
Foreign tax rate differential	(11)	(7)	(4)
State tax net of federal benefit	(5)	(1)	—
Other	(4)	—	2

	(20)%	(8)%	(2)%

The Company’s effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries where the Company has lower statutory rates and higher than anticipated in countries where the Company has higher statutory rates. The Company’s effective tax rate could also fluctuate due to changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, and accounting principles.

The Company’s India subsidiary has been granted tax holidays resulting in lower income taxes than would otherwise be the case under ordinary tax laws. These tax holidays are due to expire on March 31, 2011. The Company is subject to minimum alternative tax (or MAT) during the holiday period but amounts paid are eligible to be carried forward to offset future normal taxes. The Company’s Shanghai subsidiary has been granted a tax holiday status resulting in lower income taxes than would otherwise be the case under ordinary tax laws. This tax holiday is due to expire on December 31, 2013. The tax holiday in Shanghai provides for a 0% tax rate in fiscal years 2009 and 2010, and 50% of the tax rate for fiscal years 2011 through 2013. The impact of these tax holidays was not significant to the Company’s earnings per share amounts in any of the years presented.

Significant components of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2009	2010
	(in thousands)
Deferred tax assets:
Net operating losses	$14,514	$11,339
Research and development tax credits	3,289	4,291
Intangible assets	3,444	4,369
Accruals and reserves	1,569	1,587
Deferred margin on shipments to distributors	—	441
Property and equipment	1,658	1,275
Other	30	7
Valuation allowance	(22,441)	(21,860)

	2,063	1,449
Deferred tax liabilities:
Intangible assets	(2,223)	(1,091)
Goodwill from acquisitions	(613)	(800)

	(2,836)	(1,891)

Net deferred tax liabilities	$(773)	$(442)

The Company has not provided U.S. income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries, as the Company has the ability and intends to indefinitely reinvest such earnings outside of the U.S. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability may be reduced by any foreign income taxes previously paid on these earnings. These subsidiaries had accumulated earnings of approximately $5.6 million as of December 31, 2010. The unrecognized deferred tax liability related to these earnings is approximately $1.9 million as of December 31, 2010. This unrecognized deferred tax liability may be partially offset by creditable foreign taxes that would accompany the distribution.

As of December 31, 2009 and 2010, the Company had gross deferred tax assets of approximately $24.5 million and $23.3 million, respectively. The Company does not believe that deferred tax assets related to the United States are realizable on a more-likely-than-not basis; therefore, the U.S. net deferred tax assets have been fully offset by a valuation allowance. To the extent that the deferred tax assets of the Company’s India and Taiwan subsidiaries are more-likely-than-not to be realized, the associated deferred tax assets have not been offset by a valuation allowance. Deferred tax assets primarily relate to net operating losses and tax credit carryforwards generated and acquired by the Company. The Company has a net deferred tax liability primarily related to tax-deductible goodwill and purchased intangibles of approximately $0.8 million and $0.4 million as of December 31, 2009 and December 31, 2010, respectively.

The valuation allowance decreased by approximately $16,000 during the year ended December 31, 2008. The valuation analysis increased by approximately $2.5 million during the year ended December 31, 2009. The valuation allowance decreased by approximately $0.6 million during the year ended December 31, 2010.

The Company had federal net operating loss carryforwards of approximately $34.9 million and $24.5 million as of December 31, 2009 and 2010, respectively. The Company also had federal research and development tax credit carryforwards of approximately $1.8 million and $2.6 million as of December 31, 2009 and 2010, respectively. The Company has state net operating loss carryforwards of approximately $45.5 million as of December 31, 2009 and 2010, primarily related to the State of California. The Company’s ability to utilize its California state net operating losses generated in years prior to 2012 is currently under suspension in accordance with the State of California Assembly Bill 1452. The Company also had state research and development tax credit carryforwards of approximately $1.3 million and $2.2 million as of December 31, 2009 and 2010, respectively. The Company has utilizable foreign net operating losses of $1.1 million as of December 31, 2010. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2015 through 2027 if not utilized.

Under the Tax Reform Act of 1986, the amount of benefit from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50 percent as defined, over a three-year testing period. As of December 31, 2010, the Company has determined that ownership changes have occurred that would result in limitations on the current and future utilization of its net operating loss carryforwards. Based on the work performed, the limitations are not significant enough to impact the future utilization of the tax attributes; however, if there is a subsequent event or further change in ownership, these losses and credits may be subject to further limitation resulting in their expiration before they can be utilized.

The Company classifies unrecognized tax benefits as noncurrent income tax liabilities, except to the extent it anticipates cash payment within the following year. As of December 31, 2009, the amount of gross unrecognized tax benefits was $6.4 million. The amount of gross unrecognized tax benefits at December 31, 2010 was $8.7 million, of which $0.7 million, if recognized, would affect the Company’s effective tax rate.

The Company has a policy to classify accrued interest and penalties associated with uncertain tax positions together with the related liability, and the expenses incurred related to such accruals are included in the provision for income taxes. As of December 31, 2009 and December 31, 2010, the Company had accruals of $30,000 and $84,000 for interest and penalties, respectively.

The Company is subject to taxation in the United States, various states, Hong Kong and several other foreign jurisdictions. Due to the net operating loss and credit carryforwards, the Company’s U.S. federal and state income tax returns remain open for examination. The Company’s larger jurisdictions provide a statute of limitations ranging from three to six years. The Company currently is not under income tax examination in any jurisdictions.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

Balance at January 1, 2008	$4,694
Increases related to current year tax positions	435
Increases related to prior year tax positions	108

Balance at December 31, 2008	$5,237
Increases related to current year tax positions	1,194
Increases related to prior year tax positions	2

Balance at December 31, 2009	$6,433
Increases related to current year tax positions	2,377
Decreases related to prior year tax positions	(91)

Balance at December 31, 2010	$8,719

The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

NOTE 17 — Segment Reporting

The Company determines what segmental information to report based on available financial information that is regularly reviewed and used by the Company’s chief operating decision-maker, who management has determined is the Company’s Chief Executive Officer, in evaluating the Company’s financial performance and resource allocation. The Company is organized as, and operates in, one reportable operating segment. The Company’s CEO reviews financial information presented on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources. Revenue is attributed by geographic location based on the bill-to location of the customer.

The following table is based on the geographic location of the original equipment manufacturers or the distributors who purchased the Company’s products. For sales to the distributors, their geographic location may be different from the geographic locations of the distributors’ customers.

Customers representing greater than 10% of revenue for each of the periods are as follows:

	Year Ended December 31,
	2008	2009	2010
Customer A	24%	24%	14%
Customer B	12	18	18
Customer C	11	*	*
Customer D	11	13	19
Customer E	10	*	11

*	Less than 10% of revenue for periods indicated.

Revenue by geographic region representing greater than 10% of revenue for each of the periods is as follows:

	Year Ended December 31,
	2008	2009	2010
United States	14%	12%	17%
China, including Hong Kong	49	55	50
Rest of Asia	23	21	19
Europe	13	10	11
Other	1	2	3

Total	100%	100%	100%

Customers whose balance represents greater than 10% of accounts receivable are as follows:

	As of December 31,
	2009	2010
Customer A	14%	10%
Customer B	27	27
Customer D	17	23
Customer E	*	12

*	Less than 10% of total accounts receivable for periods indicated.

Net property and equipment by geographic region are as follows:

	As of December 31,
	2009	2010
	(in thousands)
United States	$5,024	$8,125
China, including Hong Kong	539	574
Rest of Asia	611	928
Other	876	1,122

Total	$7,050	$10,749

NOTE 18 — Retirement Savings Plan

The Company maintains a 401(k) retirement savings plan (the Savings Plan) for its permanent employees. Each participant in the Savings Plan may elect to contribute a percentage of his or her annual compensation to the Savings Plan, up to a specified maximum amount per year. The Company, at its discretion, may make contributions to the Savings Plan. Benefits payable under the Savings Plan are limited to Company and employee contributions and earnings thereon. The Company made no contributions to the Savings Plan during any of the periods presented.

NOTE 19 — Subsequent Events

In January 2011, the Company’s Board of Directors approved the increase of the authorized common stock pool by 10,500,000 shares. Additionally, 6,198,546 stock options were issued at $0.48 per share, with a fair value of approximately $1.5 million that will be recognized over the next four years.

In March 2011, the Company’s Board of Directors approved the form of an amended and restated certificate of incorporation, to be effective prior to the initial public offering of the Company’s Common Stock, to (i) authorize a specified number of shares of Common Stock (to be determined by the Board) with the rights and preferences set forth in such certificate; (ii) delete all references to series of Preferred Stock and instead create a specified number of shares of undesignated shares of authorized Preferred Stock (to be determined by the Board) with the rights and preferences set forth in such certificate; (iii) amend certain consent and notice provisions related to stockholder actions; and (iv) provide for certain other amendments. In addition, the Board of Directors approved the termination of the 2001 Equity Incentive Plan, the adoption of a new 2011 Equity Incentive Plan and the adoption of the 2011 Employee Stock Purchase Plan, all of which will become effective prior to the initial public offering of the Company’s Common Stock.

LINKING PEOPLE GLOBALLY
CORTINA™
CORTINA
Enabling
Next-Generation Connectivity
and Efficient Bandwidth
from the Core Network
to the Home Network

             Shares

Common Stock

Prospectus

Joint Book-Running Managers

J.P. Morgan               Barclays Capital

Needham & Company, LLC	Oppenheimer & Co.	Piper Jaffray

Roth Capital Partners

                    , 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee		$11,610
FINRA filing fee		10,500
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by Amendment.

ITEM 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intend to maintain insurance on behalf of each any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities.

During the last three years, we sold the following unregistered securities:

(1) From January 1, 2008 through December 31, 2010, we sold and issued to our employees, consultants or former service providers an aggregate of 3,281,356 shares of common stock pursuant to option exercises under the 2001 Equity Incentive Plan at prices ranging from $0.03 to $0.30 per share for an aggregate purchase price of $625,465.

(2) From January 1, 2008 through December 31, 2010, we granted options under our 2001 Equity Incentive Plan to purchase 24,074,454 shares of common stock to our employees, directors and consultants, having exercise prices ranging from $0.19 to $0.34 per share for an aggregate exercise price $7,263,351.

(3) Between January 1, 2008 and December 31, 2010, we sold and issued 15,870,064 shares of common stock to one accredited investor, at $0.30 per share, for a total consideration of $4,761,019.

(4) Between January 1, 2008 and December 31, 2010, we sold and issued 25,000 shares of common stock to one accredited investors, at $0.001 per share, for a total consideration of $25.00.

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 promulgated under Section 3(b) of the Securities Act or Regulation S of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

See Exhibit Index immediately following the signature pages.

(b) Financial statement schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

ITEM 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	The Registrant will provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(3)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on March 15, 2011.

Cortina Systems, Inc.

By:	/S/ AMIR NAYYERHABIBI
Amir Nayyerhabibi President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amir Nayyerhabibi and Bruce Margetson, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Cortina Systems, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

/S/ AMIR NAYYERHABIBI Amir Nayyerhabibi	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2011

/S/ BRUCE MARGETSON Bruce Margetson	Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2011

/S/ CARLTON G. AMDAHL Carlton G. Amdahl	Director	March 15, 2011

/S/ J. THOMAS BENTLEY J. Thomas Bentley	Director	March 15, 2011

/S/ ERIC BUATOIS Eric Buatois	Director	March 15, 2011

/S/ NORMAN A. FOGELSONG Norman A. Fogelsong	Director	March 15, 2011

/S/ AMMAR H. HANAFI Ammar H. Hanafi	Director	March 15, 2011

Signature	Title	Date

/S/ HAROLD E. HUGHES, JR. Harold E. Hughes, Jr.	Director	March 15, 2011

/S/ ANDREW S. LANZA Andrew S. Lanza	Director	March 15, 2011

/S/ ERIC A. YOUNG Eric A. Young	Director	March 15, 2011

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation, dated February 22, 2010

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering

3.4	Bylaws of the Registrant, dated June 2006, as currently in effect

3.5	Amendment to the Amended and Restated Bylaws, dated May 11, 2009

3.6	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering

4.1*	Specimen Common Stock Certificate of the Registrant

4.2	Amended and Restated Investor Rights Agreement, dated July 23, 2006

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1	Lease Agreement, dated December 21, 2009, between the Registrant and WCP Bordeaux Centre, LLC

10.2	First Amendment to the Lease Agreement, dated December 21, 2009, between the Registrant and WCP Bordeaux Centre, LLC

10.3#	Form of Director and Executive Officer Indemnification Agreement

10.4#	Amended and Restated 2001 Equity Incentive Plan and forms of option agreements thereunder

10.5#	2011 Equity Incentive Plan and forms of option agreements thereunder to be in effect upon the closing of this offering

10.6#	2011 Employee Stock Purchase Plan to be in effect upon the closing of this offering

10.7#	Executive Severance Plan, dated June 29, 2010

10.8#	Offer Letter to Amir Nayyerhabibi, dated January 2, 2002

10.9#	Offer Letter to Bruce M. Margetson, dated February 6, 2004

10.10#	Offer Letter to Zeineddine Chair, Ph.D., dated January 2, 2002

10.11#	Offer Letter to Hojjat Salemi, dated January 2, 2002

10.12#	Offer Letter to John P. Livingston, dated as of July 26, 2006

10.13#	Offer Letter to Richard W. Walther, dated August 25, 2006

10.14#	Offer Letter to Judith R. Onton, dated January 25, 2007

10.15#	Offer Letter to James Mao, dated May 8, 2007

21.1	List of subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-5 to this registration statement on Form S-1)

*	To be filed by amendment.

#	Indicates a management contract or compensatory plan.